Pueblo Viejo Operations
Dominican Republic
Technical Report Summary
Report current as of:
December 31, 2022
Qualified Person:
Mr. Donald Doe, RM SME.

Pueblo Viejo Operations Dominican Republic Technical Report Summary

NOTE REGARDING FORWARD-LOOKING INFORMATION
This Technical Report Summary contains forward-looking statements within the meaning of the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934 (and the equivalent under Canadian securities laws), that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding Newmont’s expectation for its mines and any related development or expansions, including estimated cashflows, production, revenue, EBITDA, costs, taxes, capital, rates of return, mine plans, material mined and processed, recoveries and grade, future mineralization, future adjustments and sensitivities and other statements that are not historical facts.
Forward-looking statements address activities, events, or developments that Newmont expects or anticipates will or may occur in the future and are based on current expectations and assumptions. Additionally, forward-looking statements regarding Pueblo Viejo are based largely upon information provided by the Operator, Barrick, to Newmont. Although Newmont’s management believes that its expectations are based on reasonable assumptions, it can give no assurance that these expectations will prove correct. Such assumptions, include, but are not limited to: (i) there being no significant change to current geotechnical, metallurgical, hydrological and other physical conditions; (ii) permitting, development, operations and expansion of operations and projects being consistent with current expectations and mine plans, including, without limitation, receipt of export approvals; (iii) political developments in any jurisdiction in which Newmont operates being consistent with its current expectations; (iv) certain exchange rate assumptions being approximately consistent with current levels; (v) certain price assumptions for gold, silver, and oil; (vi) prices for key supplies being approximately consistent with current levels; and (vii) other planning assumptions.
Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, risks that estimates of mineral reserves and mineral resources are uncertain and the volume and grade of ore actually recovered may vary from our estimates, risks relating to fluctuations in metal prices; risks due to the inherently hazardous nature of mining-related activities; risks related to the jurisdictions in which we operate, uncertainties due to health and safety considerations, including COVID-19 and related variants, uncertainties related to environmental considerations, including, without limitation, climate change, uncertainties relating to obtaining approvals and permits, including renewals, from governmental regulatory authorities; and uncertainties related to changes in law; as well as those factors discussed in Newmont’s filings with the U.S. Securities and Exchange Commission (SEC), including Newmont’s latest Annual Report on Form 10-K for the period ended December 31, 2022, to which this technical report summary is an exhibit.
Newmont does not undertake any obligation to release publicly revisions to any “forward-looking statement,” including, without limitation, outlook, to reflect events or circumstances after the date of this document, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement. Continued reliance on “forward-looking statements” is at investors’ own risk.

Date: February 2023

Pueblo Viejo Operations Dominican Republic Technical Report Summary

CONTENTS

1.0 SUMMARY	1-1
1.1 Introduction	1-1
1.2 Terms of Reference	1-1
1.3 Property Setting	1-1
1.4 Ownership	1-2
1.5 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements	1-2
1.6 Geology and Mineralization	1-3
1.7 History	1-4
1.8 Drilling and Sampling	1-4
1.8.1 Drilling	1-5
1.8.2 Hydrogeology	1-5
1.8.3 Geotechnical	1-6
1.8.4 Sampling and Assay	1-6
1.8.5 Quality Assurance and Quality Control	1-6
1.9 Data Verification	1-7
1.10 Metallurgical Testwork	1-7
1.11 Mineral Resource Estimation	1-8
1.11.1 Estimation Methodology	1-8
1.11.2 Mineral Resource Statement	1-9
1.11.3 Factors That May Affect the Mineral Resource Estimate	1-9
1.12 Mineral Reserve Estimation	1-12
1.12.1 Estimation Methodology	1-12
1.12.2 Mineral Reserve Statement	1-12
1.12.3 Factors That May Affect the Mineral Reserve Estimate	1-12
1.13 Mining Methods	1-14
1.14 Recovery Methods	1-15
1.15 Project Infrastructure	1-16
1.16 Environmental, Permitting and Social Considerations	1-17
1.16.1 Environmental Studies and Monitoring	1-18
1.16.2 Closure and Reclamation Considerations	1-18
1.16.3 Permitting	1-18
1.16.4 Social Considerations, Plans, Negotiations and Agreements	1-19
1.16.5 Qualified Person’s Opinion on Adequacy of Current Plans to Address Issues	1-20
1.17 Markets and Contracts	1-20
1.17.1 Market Studies	1-20
1.17.2 Commodity Pricing	1-21
1.17.3 Contracts	1-21
1.18 Capital Cost Estimates	1-21
1.19 Operating Cost Estimates	1-22
1.20 Economic Analysis	1-23
1.20.1 Economic Analysis	1-23
1.20.2 Sensitivity Analysis	1-23

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

1.21 Risks and Opportunities	1-24
1.21.1 Risks	1-25
1.21.2 Opportunities	1-26
1.22 Conclusions	1-26
1.23 Recommendations	1-26
2.0 INTRODUCTION	2-1
2.1 Introduction	2-1
2.2 Terms of Reference	2-1
2.2.1 Report Purpose	2-1
2.2.2 Terms of Reference	2-1
2.3 Qualified Persons	2-4
2.4 Site Visits and Scope of Personal Inspection	2-4
2.5 Report Date	2-4
2.6 Information Sources and References	2-4
2.7 Previous Technical Report Summaries	2-4
3.0 PROPERTY DESCRIPTION AND LOCATION	3-1
3.1 Introduction	3-1
3.2 Property and Title in the Dominican Republic	3-1
3.2.1 Mineral Title	3-1
3.2.2 Surface Rights	3-1
3.2.3 Water Rights	3-2
3.2.4 Environmental	3-3
3.3 Project Ownership	3-3
3.3.1 History	3-3
3.3.2 Current Ownership	3-3
3.4 Mineral Tenure	3-3
3.4.1 Tenure History	3-3
3.4.2 Current Tenure	3-4
3.5 Property Agreements	3-4
3.5.1 Special Lease Agreement	3-4
3.5.2 Joint Venture Agreement	3-6
3.6 Surface Rights	3-6
3.7 Water Rights	3-6
3.8 Royalties	3-6
3.9 Encumbrances	3-7
3.10 Permitting	3-7
3.11 Significant Factors and Risks That May Affect Access, Title or Work Programs	3-7
4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	4-1
4.1 Physiography	4-1
4.2 Accessibility	4-1
4.3 Climate	4-2
4.4 Infrastructure	4-2
4.5 Seismicity	4-2

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

5.0 HISTORY	5-1
6.0 GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT	6-1
6.1 Deposit Type	6-1
6.2 Regional Geology	6-1
6.3 Project Geology	6-1
6.3.1 Lithologies	6-1
6.3.2 Structure	6-7
6.3.3 Alteration	6-9
6.3.4 Mineralization	6-9
6.4 Deposit Descriptions	6-9
6.4.1 Moore Zone	6-9
6.4.1.1 Deposit Dimensions	6-9
6.4.1.2 Lithologies	6-10
6.4.1.3 Structure	6-13
6.4.1.4 Alteration	6-13
6.4.1.5 Mineralization	6-13
6.4.2 Monte Negro Zone	6-13
6.4.2.1 Deposit Dimensions	6-13
6.4.2.2 Lithologies	6-15
6.4.2.3 Structure	6-15
6.4.2.4 Alteration	6-15
6.4.2.5 Mineralization	6-15
6.4.3 Cumba Zone	6-17
6.4.3.1 Deposit Dimensions	6-17
6.4.3.2 Lithologies	6-17
6.4.3.3 Structure	6-17
6.4.3.4 Alteration	6-17
6.4.3.5 Mineralization	6-17
6.5 QP Comments on “Item 7: Geological Setting and Mineralization”	6-17
7.0 EXPLORATION	7-1
7.1 Exploration	7-1
7.1.1 Grids and Surveys	7-1
7.1.2 Geological Mapping	7-1
7.1.3 Geochemistry	7-1
7.1.4 Geophysics	7-5
7.1.5 Petrology, Mineralogy, and Research Studies	7-5
7.1.6 Qualified Person’s Interpretation of the Exploration Information	7-5
7.1.7 Exploration Potential	7-5
7.2 Drilling	7-8
7.2.1 Overview	7-8
7.2.1.1 Drilling on Property	7-8
7.2.1.2 Drilling Excluded For Estimation Purposes	7-8
7.2.1.3 Drilling Since Database Close-out Date	7-13
7.2.2 Drill Methods	7-13

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7.2.2.1 Historical Drilling	7-13
7.2.2.2 PVDJ2 Drilling	7-13
7.2.3 Logging	7-13
7.2.3.1 Historical Drilling	7-13
7.2.3.2 PVDJ2 Drilling	7-13
7.2.4 Recovery	7-13
7.2.4.1 Historical Drilling	7-14
7.2.4.2 PVDJ2 Drilling	7-14
7.2.5 Collar Surveys	7-14
7.2.5.1 Historical Drilling	7-14
7.2.5.2 PVDJ2 Drilling	7-14
7.2.6 Downhole Surveys	7-14
7.2.6.1 Historical Drilling	7-14
7.2.6.2 PVDJ2 Drilling	7-14
7.2.7 Grade Control	7-14
7.2.8 Comment on Material Results and Interpretation	7-15
7.3 Hydrogeology	7-15
7.3.1 Sampling Methods and Laboratory Determinations	7-15
7.3.2 Groundwater Models	7-16
7.3.3 Comment on Results	7-16
7.4 Geotechnical	7-16
7.4.1 Sampling Methods and Laboratory Determinations	7-16
7.4.2 Models	7-17
7.4.3 Monitoring	7-17
7.4.4 Comment on Results	7-17
8.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY	8-1
8.1 Sampling Methods	8-1
8.1.1 RC	8-1
8.1.1.1 Historical Drilling	8-1
8.1.1.2 PVDJ2 Drilling	8-1
8.1.2 Core	8-1
8.1.2.1 Historical Drilling	8-1
8.1.2.2 PVDJ2 Drilling	8-1
8.1.3 Grade Control	8-1
8.2 Sample Security Methods	8-1
8.3 Density Determinations	8-2
8.4 Analytical and Test Laboratories	8-2
8.5 Sample Preparation	8-2
8.6 Analysis	8-2
8.7 Quality Assurance and Quality Control	8-5
8.7.1 Historical	8-5
8.7.2 PVDJ2	8-5
8.8 Database	8-6

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

8.9 Qualified Person’s Opinion on Sample Preparation, Security, and Analytical Procedures	8-7
9.0 DATA VERIFICATION	9-1
9.1 Internal Data Verification	9-1
9.1.1 Data Validation	9-1
9.1.2 Mineral Resource and Mineral Reserve Estimates	9-1
9.1.3 Reconciliation	9-1
9.1.4 Subject Matter Expert Reviews	9-2
9.2 External Data Verification	9-2
9.3 Data Verification by Qualified Person	9-2
9.4 QP Comments on “Item 12: Data Verification”	9-2
10.0 MINERAL PROCESSING AND METALLURGICAL TESTING	10-1
10.1 Test Laboratories	10-1
10.1.1 Initial Plant Design	10-1
10.1.2 Plant Expansion	10-1
10.2 Metallurgical Testwork	10-1
10.2.1 Initial Plant Design	10-1
10.2.2 Plant Expansion	10-3
10.3 Recovery Estimates	10-4
10.4 Metallurgical Variability	10-4
10.4.1.1 Initial Plant Design	10-4
10.4.1.2 Plant Expansion	10-5
10.5 Deleterious Elements	10-5
10.6 Qualified Person’s Opinion on Data Adequacy	10-5
11.0 MINERAL RESOURCE ESTIMATES	11-1
11.1 Introduction	11-1
11.2 Geological Models	11-1
11.3 Exploratory Data Analysis	11-1
11.4 Density Assignment	11-1
11.5 Grade Capping/Outlier Restrictions	11-2
11.6 Composites	11-2
11.7 Variography	11-2
11.8 Locally-Varying Anisotropy	11-3
11.9 Estimation/Interpolation Methods	11-3
11.9.1 Gold and Silver	11-3
11.9.2 Sulfur	11-3
11.9.3 Carbon	11-3
11.10 Block Model Validation	11-4
11.11 Stockpiles	11-4
11.12 Classification of Mineral Resources	11-6
11.12.1 Mineral Resource Confidence Classification	11-6
11.12.2 Uncertainties Considered During Confidence Classification	11-6
11.13 Reasonable Prospects of Eventual Economic Extraction	11-6
11.13.1 Input Assumptions	11-6

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11.13.2 Commodity Price	11-6
11.13.3 Cut-off	11-7
11.13.4 QP Statement	11-7
11.14 Mineral Resource Statement	11-8
11.15 Uncertainties (Factors) That May Affect the Mineral Resource Estimate	11-10
12.0 MINERAL RESERVE ESTIMATES	12-1
12.1 Introduction	12-1
12.2 Pit Optimization	12-1
12.3 Optimization Inputs and Assumptions	12-1
12.4 Ore Loss and Dilution	12-2
12.5 Stockpiles	12-2
12.6 Mineral Reserves Statement	12-3
12.7 Uncertainties (Factors) That May Affect the Mineral Reserve Estimate	12-3
13.0 MINING METHODS	13-1
13.1 Introduction	13-1
13.2 Geotechnical Considerations	13-1
13.3 Hydrogeological Considerations	13-1
13.4 Operations	13-3
13.5 Blasting and Explosives	13-3
13.6 Grade Control	13-4
13.7 Stockpiles	13-4
13.8 Waste Rock Storage Facilities	13-5
13.9 Limestone Quarries	13-5
13.10 Production Schedule	13-6
13.11 Mining Equipment	13-6
13.12 Personnel	13-6
14.0 RECOVERY METHODS	14-1
14.1 Process Method Selection	14-1
14.2 Process Flowsheet	14-1
14.3 Current Process Plant	14-1
14.4 Expansion Project	14-5
14.5 Equipment	14-6
14.6 Energy, Water, and Process Materials Requirements	14-11
14.6.1 Energy	14-11
14.6.2 Consumables	14-11
14.6.3 Water Supply	14-11
14.7 Personnel	14-11
15.0 PROJECT INFRASTRUCTURE	15-1
15.1 Introduction	15-1
15.2 Road and Logistics	15-1
15.3 Stockpiles	15-1
15.4 Waste Rock Storage Facilities	15-2
15.5 Tailings Storage Facilities	15-2
15.6 Effluent Treatment Plant	15-3

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

15.7 Water Management	15-3
15.8 Camps and Accommodation	15-6
15.9 Power and Electrical	15-6
16.0 MARKET STUDIES AND CONTRACTS	16-1
16.1 Market Studies	16-1
16.2 Commodity Price Forecasts	16-1
16.3 Contracts	16-1
17.0 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	17-1
17.1 Baseline and Supporting Studies	17-1
17.2 Environmental Considerations/Monitoring Programs	17-1
17.2.1 Water	17-2
17.2.2 Cyanide Treatment	17-2
17.2.3 Low Grade Stockpile	17-3
17.2.4 Waste Management	17-3
17.3 Closure and Reclamation Considerations	17-3
17.3.1 Closure Obligations Associated with Historical Mining Activities	17-3
17.3.2 Closure Costs	17-4
17.4 Permitting	17-4
17.5 Social Considerations, Plans, Negotiations and Agreements	17-5
17.5.1 Local Context	17-5
17.5.2 Social Management System	17-5
17.5.3 Resettlement	17-6
17.5.4 Community Development	17-6
17.5.5 Community Health and Safety	17-7
17.5.6 Monitoring and Evaluation	17-8
17.6 Qualified Person’s Opinion on Adequacy of Current Plans to Address Issues	17-8
18.0 CAPITAL AND OPERATING COSTS	18-1
18.1 Introduction	18-1
18.2 Capital Cost Estimates	18-1
18.3 Operating Cost Estimates	18-1
19.0 ECONOMIC ANALYSIS	19-1
19.1 Methodology Used	19-1
19.2 Financial Model Parameters	19-1
19.3 Sensitivity Analysis	19-2
20.0 ADJACENT PROPERTIES	20-1
21.0 OTHER RELEVANT DATA AND INFORMATION	21-1
22.0 INTERPRETATION AND CONCLUSIONS	22-1
22.1 Introduction	22-1
22.2 Property Setting	22-1
22.3 Ownership	22-1
22.4 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements	22-1
22.5 Geology and Mineralization	22-2
22.6 History	22-2

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22.7 Exploration, Drilling, and Sampling	22-2
22.8 Data Verification	22-3
22.9 Metallurgical Testwork	22-3
22.10 Mineral Resource Estimates	22-4
22.11 Mineral Reserve Estimates	22-4
22.12 Mining Methods	22-5
22.13 Recovery Methods	22-5
22.14 Infrastructure	22-6
22.15 Market Studies	22-6
22.16 Environmental, Permitting and Social Considerations	22-7
22.17 Capital Cost Estimates	22-7
22.18 Operating Cost Estimates	22-8
22.19 Economic Analysis	22-8
22.20 Risks and Opportunities	22-8
22.20.1 Risks	22-8
22.20.2 Opportunities	22-10
22.21 Conclusions	22-10
23.0 RECOMMENDATIONS	23-1
24.0 REFERENCES	24-1
24.1 Bibliography	24-1
24.2 Abbreviations and Symbols	24-2
24.3 Glossary of Terms	24-4
25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	25-1
25.1 Introduction	25-1
25.2 Macroeconomic Trends	25-2
25.3 Markets	25-2
25.4 Legal Matters	25-2
25.5 Environmental Matters	25-2
25.6 Stakeholder Accommodations	25-3
25.7 Governmental Factors	25-3

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

TABLES

Table 1-1: Measured and Indicated Mineral Resource Statement	1-11
Table 1-2: Inferred Mineral Resource Statement	1-11
Table 1-3: Mineral Reserves Statement	1-13
Table 1-4: Capital Cost Estimate	1-22
Table 1-5: Direct Operating Cost Estimate	1-23
Table 1-6: Cashflow Summary Table	1-24
Table 3-1: Mining Titles	3-2
Table 5-1: Exploration History	5-2
Table 6-1: Project Lithologies	6-3
Table 6-2: Structures	6-8
Table 7-1: Drill Summary Table	7-9
Table 7-2: Drill Summary Table Supporting Mineral Resource Estimates	7-11
Table 8-1: Laboratories	8-4
Table 8-2: Sample Preparation Procedures	8-4
Table 8-3: Analytical Methods	8-5
Table 8-4: Historical QA/QC	8-6
Table 10-1: Geometallurgical Ore Types	10-3
Table 10-2: Results of Testwork in Support of Plant Expansion	10-4
Table 11-1: Mineral Resource Classification Within Block Model	11-6
Table 11-2: Conceptual Pit Parameter Input Assumptions	11-7
Table 11-3: Measured and Indicated Mineral Resource Statement	11-9
Table 11-4: Inferred Mineral Resource Statement	11-9
Table 12-1: Optimization Input Parameters	12-2
Table 12-2: Mineral Reserves Statement	12-4
Table 13-1: Geotechnical Parameters	13-2
Table 13-2: LOM Production Schedule (2023–2031)	13-7
Table 13-3: LOM Production Schedule (2032–2043)	13-7
Table 13-4: LOM Major Equipment List	13-7
Table 14-1: Main Equipment	14-7
Table 14-2: Additional Equipment Requirements, Expansion Project	14-8
Table 15-1: Water Management Structures	15-4
Table 18-1: Capital Cost Estimate	18-2
Table 18-2: Direct Operating Cost Estimate	18-3
Table 19-1: Cashflow Summary Table	19-3
Table 19-2: Annualized Cashflow (2023–2034)	19-4
Table 19-3: Annualized Cashflow (2035–2046)	19-5

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

FIGURES

Figure 1-1: NPV Sensitivity	1-24
Figure 2-1: Project Location Plan	2-2
Figure 2-2: Mining Operations Layout Plan	2-3
Figure 6-1: Regional Geology Map	6-2
Figure 6-2: Stratigraphic Column Schematic Sketch	6-4
Figure 6-3: Project Geology Map	6-5
Figure 6-4: Schematic, Formation of Pueblo Viejo Deposit Setting	6-6
Figure 6-5: Comparison, Classic High Sulfidation Model and Pueblo Viejo	6-7
Figure 6-6: Structural Interpretations	6-8
Figure 6-7: Mineralization–Alteration Sequence	6-10
Figure 6-8: Deposit Geology Map	6-11
Figure 6-9: Mineralized Zone and Limestone Quarry Location Map	6-12
Figure 6-10: Cross-Section, Moore Zone	6-14
Figure 6-11: Cross-Section, Monte Negro Zone	6-16
Figure 6-12: Cross-Section, Cumba Zone	6-18
Figure 7-1: Pre- PVDJ2 Geochemical Sample Location Map	7-2
Figure 7-2: PVDJ2 Soil Sampling	7-3
Figure 7-3: PVDJ2 Rock Chip Sampling	7-4
Figure 7-4: Geophysical Surface and Section 3D Magnetic Inversion	7-6
Figure 7-5: PVDJ2 Geophysical Surveys	7-7
Figure 7-6: Drill Collar Location Map by Operator	7-10
Figure 7-7: Drill Collar Location Map for Drilling Supporting Mineral Resource Estimates	7-12
Figure 8-1: Scatterplot, Total Sulfur Versus Density	8-3
Figure 8-2: Measured and Calculated Density by Sulfur Bin	8-3
Figure 11-1: Stockpile Location Map	11-5
Figure 13-1: Geotechnical Domains	13-2
Figure 13-2: Final Pit Layout Plan	13-4
Figure 14-1: Simplified Current Flowsheet	14-2
Figure 14-2: Flowsheet After Expansion Project	14-3
Figure 15-1: Current Water Flowsheet	15-5
Figure 19-1: NPV Sensitivity	19-6

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

1.0    SUMMARY
1.1    Introduction
This technical report summary (the Report) was prepared for Newmont Corporation (Newmont) on the Pueblo Viejo Operations (Pueblo Viejo Operations or the Project) located in the province of Sanchez Ramirez in the Dominican Republic.
The operating entity is the joint venture (JV) company Pueblo Viejo Dominicana Jersey 2 Limited (PVDJ2; formerly Pueblo Viejo Dominicana Corporation), in which Barrick Gold Corporation (Barrick) holds a 60% interest and is Project operator, and Newmont holds a 40% interest.
The Pueblo Viejo Operations contain the Monte Negro, Moore, and Cumba zones within the Pueblo Viejo deposit. Open pit mining commenced in 2010, and commercial production was reached during 2013. The open pit operation feeds a conventional pressure oxidation (POX) circuit followed by a carbon-in-leach (CIL) process.
1.2    Terms of Reference
The Report was prepared to be attached as an exhibit to support mineral property disclosure, including mineral resource and mineral reserve estimates, for the Pueblo Viejo Operations in Newmont’s Form 10-K for the year ending December 31, 2022.
Information in the Report, as provided to Newmont by Barrick and PVDJ2, is current as at December 31, 2022.
Mineral resources and mineral reserves are reported for the Monte Negro, Moore and Cumba zones. Mineral resources and mineral reserves are also estimated for material in stockpiles.
Mineral resources and mineral reserves are reported using the definitions in Regulation S–K 1300 (SK1300), under Item 1300.
All measurement units used in this Report are metric unless otherwise noted, and currency is expressed in United States dollars (US$) as identified in the text. The currency of the Dominican Republic is the Dominican peso (D$). Unless otherwise indicated, all financial values are reported in US$ including all operating costs, capital costs, cash flows, taxes, revenues, expenses, and overhead distributions.
The Report uses US English.
1.3    Property Setting
The Pueblo Viejo Operations are situated 100 km northwest of the capital city of Santo Domingo, and 15 km west of Cotuí, the provincial capital of Sanchez Ramirez.
Access from Santo Domingo is by a four lane, paved highway (Autopista Duarte, Highway #1) that is the main route between Santo Domingo and the second largest city, Santiago. This highway connects to a secondary highway, #17, at the town of Piedra Blanca, approximately 78 km from Santo Domingo. This secondary highway is a two-lane, paved highway that passes through the towns of Maimon, Palo de Cuaba, and La Cabirma on the way to Cotuí. The

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

gatehouse for the Pueblo Viejo Operations is approximately 22 km from Piedra Blanca and approximately 6.5 km from Palo de Cuaba.
The Dominican Republic has a tropical climate with little fluctuation in seasonal temperatures. Mining operations are conducted year-round.
The city of Santo Domingo is the principal source of supply for the operations. Workers typically live in the surrounding communities.
The Pueblo Viejo Operations are located in the eastern portion of the Cordillera Central where local topography ranges from 565 m at Loma Cuaba to approximately 65 m at the Hatillo Reservoir. Two watercourses run through the concession, the Rio Margajita and the Rio Maguaca. The Rio Margajita drains into the Rio Yuna upstream from the Hatillo Reservoir while the Rio Maguaca joins the Rio Yuna below the Hatillo Reservoir. The flows of both watercourses vary substantially during rainstorms. There is little primary vegetation within the general area of the Pueblo Viejo Operations, largely due to agricultural and mining activities.
Earthquakes are a risk as the island of Hispaniola is in a seismically-active zone.
1.4    Ownership
Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator. The in-country joint venture operating entity is Pueblo Viejo Dominicana Jersey 2 Limited.
1.5    Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements
Mineral tenure is leased from the Dominican government though the 7,995 ha Montenegro Fiscal Reserve. Fiscal reserves are mining areas of interest to the government that are established for exploitation by way of special contracts that may differ from the terms and conditions imposed on exploitation concessions. Mining rights in such reserves are won through a public bidding process.
Pueblo Viejo Dominicana Jersey 2 Limited can operate the Project by means of a Special Lease Agreement of Mining Rights, as amended, granted in 2002. The Special Lease Agreement governs the development and operation of the mine. It granted Pueblo Viejo Dominicana Jersey 2 Limited the right to operate for a 25-year period, which commenced on February 26, 2008, when Pueblo Viejo Dominicana Jersey 2 Limited provided the Dominican government with a Project Notice, and a completed feasibility study.
The lease on the Montenegro Fiscal Reserve can be renewed by Pueblo Viejo Dominicana Jersey 2 Limited for a further 25-year term, at its sole election. At the completion of the second term, the Special Lease Agreement provides for another 25-year extension; however, this extension must be by mutual agreement between the government and Pueblo Viejo Dominicana Jersey 2 Limited.
Key items within the Special Lease Agreement include:
•Limestone deposits within the Montenegro Fiscal Reserve can be exploited with no additional charges;

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•The Dominican government will provide a permanent and reliable source of water to support operations;
•The Dominican government will lease to Pueblo Viejo Dominicana Jersey 2 Limited the lands and mineral rights needed to allow tailings and waste disposal;
•The Dominican government will remediate all historical disturbances other than those within areas designated for development by Pueblo Viejo Dominicana Jersey 2 Limited;
•A net smelter return (NSR) royalty of 3.2% of net receipts of sales is payable to the Dominican government;
•A net profits interest payment that is based on the gold price will be paid once Pueblo Viejo Dominicana Jersey 2 Limited has reached an initial rate of return of 10%. Once this rate has been reached, the net profits interest payable to the Dominican government will increase to 28.75%;
•Income tax payments are subject to a stabilized tax regime, and an annual minimum tax rate. The annual minimum tax is only applicable when there is a positive difference between the product of the applicable annual minimum tax rate (which varies with the price of gold) multiplied by gross receipts and the sum of the net profits interest and income tax for a particular year.
The Pueblo Viejo joint venture is governed pursuant to a shareholder’s agreement, effective as of August 23, 2012, and as amended as of January 23, 2020, between Barrick and the Newmont and their wholly-owned subsidiaries party thereto (JV Agreement). Under the terms of the JV Agreement, Newmont holds a 40% economic interest and Barrick holds a 60% economic interest. Barrick operates the joint venture with overall management responsibility and is subject to the supervision and direction of the joint venture’s Board, which is comprised of five directors, three appointed by Barrick and two appointed by Newmont. Outside of certain prescribed matters, decisions of the Board are determined by a majority vote. Newmont also has representatives on the joint venture’s advisory committees, including its advisory technical and finance committees.
The grant of the Special Lease Agreement provides the operations with surface rights for the current mining operations. The planned Naranjo tailings storage facility (TSF) required that PVDJ2 obtain surface rights in the planned facility location, and will require completion of a resettlement program. The Dominican government granted a decree to PVDJ2 to include the Naranjo TSF within the Montenegro Fiscal Reserve. The decree grants the mineral rights in the Naranjo TSF area to PVDJ2; however, surface rights for the Naranjo TSF remain to be secured. The Dominican government has granted surface rights for construction and operation of a water pipeline.
Under the water agreement with the National Water Resources Institute, PVDJ2 is responsible for construction and maintenance of water-related infrastructure such as pumps and pipelines. PVDJ2 also makes an annual payment of D$1.5 M (indexed to inflation) for water-related studies.
1.6    Geology and Mineralization
The Pueblo Viejo deposit area is considered to be an example of a high-sulfidation epithermal deposit.

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The deposit is hosted in a portion of a Lower Cretaceous intra-oceanic island arc with bimodal volcanism that forms the base of the Greater Antilles Caribbean islands. In the Project area, the arc is primarily represented by the Los Ranchos Formation. The Hatillo Formation, consisting of limestones, is overthrust onto the Los Ranchos Formation to the southwest of the Pueblo Viejo deposit area. The Lagunas Formation, a fore-arc basin assemblage, overlies the Hatillo Formation, and crops out to the south of the Project area. The geology and tectonic evolution of the island of Hispaniola includes a thrust-bound fragment of the ocean floor comprising peridotite, which has been interpreted as a dismembered part of an ophiolite suite. An obduction process affecting the ocean floor was responsible for the metamorphism of rocks that belong to the Maimon Formation.
Mineralization is hosted in the Los Ranchos Formation, which in the Project area, is subdivided into three facies, consisting of a sedimentary facies (carbonaceous sediments), a quartz-bearing facies (epiclastic lithologies and volcanoclastic rocks), and an andesitic facies (extrusive intermediate composition volcanic rocks).
The major structural unit in the Pueblo Viejo deposit is the northeasterly-trending Monte Oculto fault that separates the Monte Negro and Moore pits, and has an approximate throw of about 100 m.
All lithologies display argillic alteration. Mineralization events are strongly related to the alteration sequence with disseminated pyrite occurring in an early event and sulfide veinlets occurring in a later event. Pyrite is the primary sulfide. Minor constituents can include sphalerite, local enargite and minor amounts of barite, rutile, telluride, and Pb-sulfides. Sphalerite and enargite (with antimony replacing arsenic) are present with pyrite, primarily as veins or filling fractures.
1.7    History
Exploration prior to the enactment of the joint venture was completed by Rosario Resources Corporation (Rosario Resources), Rosario Dominicana S.A. (Rosario Dominicana), Newmont, Genel JV, Mount Isa Mines and Placer Dome Inc. (Placer Dome)/Placer Dome Dominicana Corporation. Work completed included geological and structural mapping, surface geochemical sampling, induced polarization ground geophysical surveys, core drilling, mining studies, metallurgical testwork, evaluation of refractory ore milling technologies, environmental studies, socio-economic evaluation, financial analysis, and mineral resource and mineral reserve estimation. Rosario Dominicana mined the deposit via open pit methods in 1975. Mining ceased with the depletion of oxide mineralization in 1991.
In March 2006, Barrick acquired Placer Dome and, in May 2006, amalgamated the companies. At the same time, Barrick sold a 40% stake in the then Pueblo Viejo project to Goldcorp Inc. Goldcorp was subsequently acquired by Newmont. The joint venture commenced mining operations in 2013. PVDJ2 has undertaken geological and structural mapping, surface geochemical sampling, core and reverse circulation (RC) drilling, mining studies, metallurgical testwork, and mineral resource and mineral reserve estimation. Studies are underway to support a Project expansion that was in progress at year-end 2022.

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1.8    Drilling and Sampling
1.8.1    Drilling
Drilling to December 31, 2022 totals 2,101 core (336,360 m), 343 percussion (8,706 m), 1,830 RC (290,098 m) and 2,130 rotary air blast (RAB) (85,979 m) drill holes. Grade control RC drilling totals 24,146 holes for 1,042,916 m. Drilling that supports mineral resource and mineral reserve estimation totals 1,311 core (279,602 m), and 1,009 RC (145,660 m) drill holes. Grade control RC drilling used in the estimate totals 22,801 holes for 980,581 m. Drill types other than RC and core are not used in estimation. Selected core and RC drill holes may be excluded for issues such as topographic, collar, downhole, and logging or analytical inconsistencies. In addition, drilling completed since May 17, 2022 was not used in mineral resource estimation.
Core recovery is typically good, averaging about 90%. Areas that can cause poor recoveries include weathering horizons.
The type of instrumentation used for surveying collar locations is not documented for the Rosario Dominicana or MIM campaigns. The Placer and Genel JV program drill collar locations were surveyed using global positioning system (GPS) instruments. There is no information as to any down hole surveys that may have been performed for the Rosario Dominicana and MIM campaigns. The Genel JV drill holes were surveyed, but there is no information as to the instrumentation used. The Placer Dome campaigns drill holes were down-hole surveyed at 60–75 m intervals using a Sperry Sun instrument, and azimuth readings were corrected to true north by subtracting 10°. All PVDJ2 drill hole collar locations are surveyed with high precision GPS instruments. Downhole surveys are taken using a Reflex Gyro instrument.
1.8.2    Hydrogeology
Surface and ground water monitoring are routinely conducted, with samples, depending on what is being monitored, that can be taken on daily, weekly, monthly, quarterly, or annual intervals. Samples are sent to ALS Dominicana S.A.S., located in Santo Domingo (ALS Dominicana) for analysis. Parameters tested include physical and chemical: Organic, inorganic, dissolved metals, total metals, hydrocarbon. The laboratory holds ISO 17025 accreditations for selected analytical techniques.
Dewatering is undertaken to monitor pore pressure and phreatic water surfaces behind the pit slopes. Hydrogeological unit models were developed in 2021 in support of slope stability assessments, and were annually updated based on available vibrating wire piezometer data. Several studies between 2004 and 2018 by Piteau Associates and Schlumberger reviewed hydraulic parameters using pumping tests, packer tests, Lefranc tests, falling head tests, evaluation of historical response of vibrating wire piezometers and open piezometers during the day-to-day operation of dewatering wells, measurement of the flow from horizontal drains and reconciliation of the flow with the structural and lithological models.
In 2022, the first numerical groundwater model was developed by SRK Consulting considering all available data and was calibrated using over 10 years of mine development progression and monitoring data. It has validated the hydrogeological unit models, and will be updated further to provide guidance on optimal locations for pumping wells.

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1.8.3    Geotechnical
Geotechnical drilling was completed in support of infrastructure locations and in support of pit designs. The most recent geotechnical rock mass model was developed in 2021, and included a review of slope performance history and incorporation of learnings from instabilities on interim pit slopes. The majority of the sampling and the laboratory determinations were performed at the operations by PVDJ2 personnel. There is no system for accreditation of geotechnical laboratories.
The geological hard rock setting at the Pueblo Viejo Operations is well understood and displays reasonable consistency in the various open pits located on site. Additional testing continues to confirm the consistency of material strengths and parameters.
To the Report date, the geotechnical data collection programs have provided data suitable for use in the mining operations, and have supported the assumptions used in the active operations.
1.8.4    Sampling and Assay
Reverse circulation, core, and grade control drill holes were generally sampled on 2 m intervals.
Density (specific gravity) determinations were typically performed using water displacement methods. Density is considered under sampled. PVDJ2 advised Newmont that a program to increase density coverage is under way.
Placer Dome used ALS Chemex Laboratories Ltd., Vancouver, British Columbia, Canada (ALS Chemex) as the primary laboratory. ALS Chemex was ISO 9001:2008 and ISO 17025:2005 accredited for selected analytical techniques, and was independent of Placer Dome. PVDJ2 has used the non-independent Pueblo Viejo Assay Laboratory as the primary laboratory. This laboratory holds ISO 17025:2005 accreditations for selected analytical techniques. ACME (accreditations unknown) was used as an independent umpire laboratory by Placer Dome.
ALS Chemex crushed samples to 2 mm and pulverized to 200 mesh. Samples were assayed for gold and silver using a 30 g fire assay, with a gravimetric finish (methods Au-GRA21 and Ag-GRA21); copper, zinc and iron using an ore grade assay, aqua regia digestion, and an atomic absorption finish (method AA46); total carbon, LECO furnace (method C-IR07); total sulfur, LECO furnace (method C-IR07); multi-element analysis was performed on 80 samples from drill hole PD02-003 using a four acid digestion followed by ICP-MS (method ME-MS61). In 2004, every other sample from all drill holes was also analyzed using ME-MS41.
The Pueblo Viejo Assay Laboratory crushed to <2 mm (10 #), and pulverized to 85% passing 75 µm (200 #). Samples were assayed for gold and silver using a fire assay, with a gravimetric finish, for copper and zinc using an ore grade assay, aqua regia digestion, and an atomic absorption finish, and total carbon and total sulfur using an ELTRA analyzer.
1.8.5    Quality Assurance and Quality Control
Insertion frequencies of QA/QC materials has varied over the course of the exploration and resource drilling programs. Earlier programs included submission of two blank, two standard and two core duplicate samples into each 75-sample batch sent to ALS Chemex. This was later modified to two blanks, three standards (commercial and custom), two half-core duplicates, two

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coarse duplicates and seven cleaning blanks in each 76-sample batch sent to ACME. Currently, three standards, three field duplicates, and two coarse blanks are inserted into each batch of 60 samples.
Monitoring is completed on a batch-by-batch basis. For check samples that fell outside of the established control limits, the cause is reviewed, and, if found not to be result of a sample number switch, the relevant batch was re-assayed. Corrective actions taken are detailed through notes in the in-house resource database and supporting documentation.
1.9    Data Verification
The subset of the data that is used in mineral resource estimation is subject to a number of checks by PVDJ2 personnel using electronic data scripts and triggers.
Data verification was performed by external consultants in support of mine development and operations. No material issues were identified in the reviews.
Observations made during the QP’s site visit, in conjunction with discussions with site-based technical staff also support the geological interpretations, and analytical and database quality. The QP’s personal inspection supports the use of the data in mineral resource and mineral reserve estimation, and in mine planning.
1.10    Metallurgical Testwork
Metallurgical testwork in support of the original plant design was conducted by a number of independent laboratories or testwork facilities, including AMTEL, A.R. MacPherson Consultants Ltd., Outokumpu Technology Canada, Canadian Environmental & Metallurgical Inc., SGS Lakefield Research, CyPlus GmbH, the University of British Columbia, and SGS MinnovEX. The Barrick Technology Centre, formerly the Placer Dome Technology Centre, which is not independent, has also undertaken testwork.
Work completed in support of the process plant design included comminution, whole ore pressure oxidation, CIL, cyanide destruction, neutralization, iron removal, and pilot plant tests. Samples selected for metallurgical testing during feasibility and development studies were representative of the various types and styles of mineralization within the deposit. Samples were selected from a range of locations within the deposit zones. Sufficient samples were taken so that tests were performed on sufficient sample mass.
The process plant expansion project entails supplementary milling, a new flotation circuit, modifications to the existing autoclaves to cater for a greater sulfide feed plus additional oxygen generating capacity and finally several enhancements or additions to the downstream circuits to be able to cater for this increase in capacity. The process plant expansion project is currently in the commissioning phase.
Testwork in support of the proposed mine expansion was completed by the following independent laboratories: McClelland Laboratories (bio-oxidation), Core Metallurgy Pty Ltd (Albion process optimization), Blue Coast Research Ltd (flotation variability and optimization), AuTec (mineralogy), ALS Metallurgy – Kamloops (comminution), Bureau Veritas Metallurgy with Starkey and Associates (semi-autogenous grind (SAG) testing), SGS Lakefield (float, atmospheric pre-oxidation, POX, CIL variability), FLSmidth Minerals Testing and Research Center (POX and mineralogy variability), and University of Toronto, CERCL Ltd (microbial

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characterization). Barrick’s Las Lagunas site laboratory, which is not independent, generated the testwork samples.
The stockpile materials tested for the process plant expansion project were considered to represent the variation that was found in the stockpile in terms of gold, silver, copper and sulfide.
The recovery curves and formula have been updated since the initial feasibility study and indicate a reasonable correlation between prediction and actual results.
Forecast average life-of-mine recoveries for the expanded process plant are approximately 90% for gold and 65% for silver.
There are no deleterious elements from a processing perspective. Elements such as total carbon, organic carbon, total sulfur, and sulfide sulfur are managed using blending.
1.11    Mineral Resource Estimation
1.11.1    Estimation Methodology
Geological (lithology, structural and alteration) models were constructed using Leapfrog geological modeling software. Block models were built using Vulcan software with cell dimensions that were appropriate to the deposit style, orientation and dimensions of the mineralization. Selectivity during mining, mining method, equipment size and bench height were also taken into account when determining the parent cell size of 10 x 10 x 10 m. Two sub-blocks were used to better represent volumes of thin, high-grade mineralization, one at 5 x 5 x 5 m, the second at 2.5 x 2.5 x 2.5 m. The block model encompasses the Monte Negro, Moore, and Cumba zones.
Alteration was determined to be the main driver for the gold, silver, copper and total sulfur domains, with only minor influence from lithology. For total carbon, lithology was the primary influence. A 1 g/t Au grade shell was constructed to constrain gold estimation in two domains where bimodal distributions as a result of overprinting acid alteration were identified. The grade profiles across domain boundaries were examined to assess the appropriate boundary type for estimation, using contact plots. In the cases where only limited samples were in contact, hard boundaries were applied.
Gold and silver grades were capped. No top cuts were applied to sulfur (total and sulfide sulfur) or carbon (total and organic carbon). PVDJ2 considered that non-capping generated an appropriately conservative estimate for these elements.
The raw assay data were composited to 2 m down-hole composites, independent of lithology and alteration. The composites were then flagged by the alteration and lithology wireframes and domains assigned based on the flagged values.
Three dimensional correlogram models were generated for both gold and silver using Sage2001 software.
Density was assigned to the blocks in the block model based on a linear relationship with sulfur.
Gold and silver grades were estimated to the block model using ordinary kriging (OK). The estimates were sub-divided into the footwall and hanging wall of the Monte Oculto Fault and internal and external to the 1.0 g/t Au grade shell where appropriate. The silver estimate used the same parameters as the gold estimate, except for the high-yield limit values.

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Second and third estimation passes, using expanded searches and reduced composite requirements were also run to fill blocks. Any estimated blocks remaining were manually set by script to 0.005 g/t for both gold and silver.
Initially a total and sulfide sulfur OK estimate was performed using only paired data. A total sulfur estimate was also completed using all available total sulfur data. Carbon was estimated using OK.
Validation consisted of a combination of visual checks, swath plots, global statistical bias checks against input data, alternate estimation methods and reconciliation with historical mine/plant performance. The validation procedures indicated that the geology and resource models used are acceptable to support the mineral resource estimation.
Mineralized material from mining has been stockpiled on-site and segregated for future processing. The stockpiles are modelled using a combination of surveys to create volumes, and ore-control grade and material types, which are tracked from the source polygon to the dumped location. This information is collated into a stockpile block-model for reporting and reclaim planning.
Mineral resource classification was undertaken based primarily on drill spacing and number of drill holes used in the estimate. Mineral resources were classified as measured, indicated, and inferred. Material in stockpiles was classified as indicated mineral resources, due to uncertainties relating to carbon estimates and sulfur degradation impacting process recoveries.
Mineral resources considered amenable to open pit mining methods are reported within a conceptual pit shell.
Commodity prices used in resource estimation are based on forecasts provided by Barrick management. The estimated timeframe used for the price forecasts is the 22-year life-of-mine (LOM) that supports the mineral reserve estimates.
The resources are reported using various cut-off values. The revenue for each block within the resource pit limit is compared to the cost of processing the specific block. Given the processing costs are dependent on the sulfur grade and recoveries vary with material type, the NSR cut-off grade for a block with an average sulfur grade of 8.2% is approximately US$45.23/t.
1.11.2    Mineral Resource Statement
Mineral resources are reported on a 100% basis using the mineral resource definitions set out in SK1300, and are reported in situ. Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator.
Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The measured and indicated mineral resource estimates for the Pueblo Viejo Operations are provided in Table 1-1. The inferred mineral resource estimates are included in Table 1-2.
1.11.3    Factors That May Affect the Mineral Resource Estimate
Areas of uncertainty that may materially impact the mineral resource estimates include: changes to long-term commodity price assumptions; changes in local interpretations of

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mineralization geometry and continuity of mineralized zones; changes to geological shape and continuity assumptions; changes to metallurgical recovery assumptions; changes to the operating cut-off assumptions for mill feed or stockpile feed; changes to the input assumptions used to derive the conceptual open pit outlines used to constrain the estimate; changes to drill hole spacing assumptions; changes to the cut-off grades used to constrain the estimates; variations in geotechnical, hydrogeological and mining assumptions; changes to governmental regulations; changes to environmental assessments; and changes to environmental, permitting and social license assumptions.

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Table 1-1:    Measured and Indicated Mineral Resource Statement

Area	Measured Mineral Resources					Indicated Mineral Resources					Measured and Indicated Mineral Resources
	Tonnage (t x 1,000)	Gold Grade (g/t)	Contained Gold (oz x 1,000)	Silver Grade (g/t)	Contained Silver (oz x 1,000)	Tonnage (t x 1,000)	Gold Grade (g/t)	Contained Gold (oz x 1,000)	Silver Grade (g/t)	Contained Silver (oz x 1,000)	Tonnage (t x 1,000)	Gold Grade (g/t)	Contained Gold (oz x 1,000)	Silver Grade (g/t)	Contained Silver (oz x 1,000)
Open pit	18,400	1.43	850	7.68	4,530	80,900	1.51	3,930	8.27	21,500	99,200	1.50	4,770	8.16	26,030
Stockpile	—	—	—	—	—	2,200	1.37	100	8.49	600	2,200	1.37	100	8.49	600
Grand Total	18,400	1.43	850	7.68	4,530	83,100	1.51	4,020	8.28	22,100	101,400	1.49	4,870	8.17	26,630
Table 1-2:    Inferred Mineral Resource Statement

Area	Inferred Mineral Resources
	Tonnage (t x 1,000)	Gold Grade (g/t)	Contained Gold (oz x 1,000)	Silver Grade (g/t)	Contained Silver (oz x 1,000)
Open pit	7,600	1.8	430	10.5	2,570
Stockpile	—	—	—	—	—
Grand Total	7,600	1.8	430	10.5	2,570
Notes to accompany mineral resource tables:
1.Mineral resources are current as at December 31, 2022. Mineral resources are reported using the definitions in SK1300 on a 100% basis. Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator. The Qualified Person responsible for the estimate is Mr. Donald Doe, RM SME, Group Executive, Reserves, a Newmont employee.
2.The reference point for the mineral resources is in situ.
3.Mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
4.Mineral resources that are potentially amenable to open pit mining methods are constrained within a pit shell. Parameters used are shown in Table 11-2.
5.Tonnages are metric tonnes rounded to the nearest 100,000. Gold and silver grades are rounded to the nearest 0.01 gold grams per tonne. Gold and silver ounces are estimates of metal contained in tonnages and do not include allowances for processing losses. Contained (cont.) gold and silver ounces are reported as troy ounces, rounded to the nearest 10,000. Rounding of tonnes and contained metal content as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Due to rounding, some cells may show a zero (“—”). The rounding methodology used may result in differences in some numbers when the mineral resource estimates disclosed by Newmont are compared the mineral resource estimates disclosed by Barrick.

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1.12    Mineral Reserve Estimation
1.12.1    Estimation Methodology
Measured and indicated mineral resources were converted to mineral reserves. Mineral reserves include mineralization within the Monte Negro, Moore, and Cumba open pits, and stockpiled material. All inferred blocks are classified as waste in the cashflow analysis that supports mineral reserve estimation.
Economic pit shells were generated using the Lerchs–Grossmann algorithm within Whittle software and then used in the open pit mine design process and mineral reserve estimation. Pit shell generation was constrained by infrastructure and permitting limits where applicable. Grades relevant to the economic value calculation for each block are gold, silver, sulfide and sulfur.
Various economic parameters were used to estimate the block value and resultant ore or waste categorization of the blocks within the ultimate pit shell. No additional mining recovery or dilution assumptions were applied for the optimization and block value calculations.
Pit designs are full crest and toe detailed designs with final ramps based on the selected optimum pit shells. Pit designs honor geotechnical guidelines.
Stockpile estimates were based on truck dispatch data. Material in stockpiles was classified as probable mineral reserves, due to uncertainties relating to carbon estimates and sulfur degradation impacting process recoveries.
1.12.2    Mineral Reserve Statement
Mineral reserves have been classified using the mineral reserve definitions set out in SK1300 on a 100% basis. Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator. The estimates are current as at December 31, 2022. The reference point for the mineral reserve estimate is the point of delivery to the process facilities.
Mineral reserves are reported in Table 1-3.
1.12.3    Factors That May Affect the Mineral Reserve Estimate
Areas of uncertainty that may materially impact the mineral reserve estimates include: changes to long-term metal price and exchange rate assumptions; changes to metallurgical recovery assumptions; changes to the input assumptions used to derive the pit designs applicable to the open pit mining methods used to constrain the estimates; changes to the forecast dilution and mining recovery assumptions; changes to the cut-off values applied to the estimates; variations in geotechnical (including seismicity), hydrogeological and mining method assumptions; and changes to environmental, permitting and social license assumptions.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Table 1-3:    Mineral Reserves Statement

Area	Proven Mineral Reserves			Probable Mineral Reserves					Proven and Probable Mineral Reserves
	Tonnage (t x 1,000)	Gold Grade (g/t)	Contained Gold (oz x 1,000)	Silver Grade (g/t)	Contained Silver (oz x 1,000)	Tonnage (t x 1,000)	Gold Grade (g/t)	Contained Gold (oz x 1,000)	Silver Grade (g/t)	Contained Silver (oz x 1,000)	Tonnage (t x 1,000)	Gold Grade (g/t)	Contained Gold (oz x 1,000)	Silver Grade (g/t)	Contained Silver (oz x 1,000)
Open pit	58,800	2.29	4,320	12.94	24,460	137,400	2.15	9,510	12.84	56,690	196,200	2.19	13,830	12.87	81,150
Stockpile	—	—	—	0.00	0	95,400	2.17	6,670	15.10	46,310	95,400	2.17	6,670	15.10	46,310
Grand Total	58,800	2.29	4,320	12.94	24,460	232,800	2.16	16,170	13.76	103,000	291,600	2.19	20,490	13.60	127,460
Notes to accompany mineral reserve tables:
1.Mineral reserves current as at December 31, 2022. Mineral reserves are reported using the definitions in SK1300 on a 100% basis. Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator. The Qualified Person responsible for the estimate is Mr. Donald Doe, RM SME, Group Executive, Reserves, a Newmont employee.
2.The reference point for the mineral reserves is the point of delivery to the process plant.
3.Parameters used are shown in Table 12-1.
4.Tonnages are metric tonnes rounded to the nearest 100,000. Gold grade is rounded to the nearest 0.01 gold grams per tonne. Gold and silver ounces do not include allowances for processing losses. Contained (cont.) gold and silver ounces are reported as troy ounces, rounded to the nearest 10,000. Rounding of tonnes and contained metal content as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Due to rounding, some cells may show a zero (“—”). The rounding methodology used may result in differences in some numbers when the mineral resource estimates disclosed by Newmont are compared the mineral resource estimates disclosed by Barrick.

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1.13    Mining Methods
Open pit mining is conducted using conventional techniques and an Owner-operated conventional truck and shovel fleet.
There are three main geotechnical domains in the open pit. Slope designs assume the following parameters:
•Shallow slopes (IRA: 16°) for carbonaceous sediments susceptible to sliding along weak fabrics and governed by the need to achieve stable inter-ramp and overall slopes;
•Moderate slopes (IRA: 26–38°) in cover and clays of up to four benches and for carbonaceous sediments that are not susceptible to sliding along weak fabrics;
•Steep slopes (IRA: >40°) in volcanic rocks and limestones are governed by the need to manage short-term rock fall risks and maintain productivity.
Geotechnical berms associated with maximum inter-ramp slope heights (or stack heights) were introduced into the designs to improve overall mine design reliability by vertically separating slopes for planned geotechnical risk management and as a provision for mine dewatering infrastructure.
PVDJ2 considers that the slope design parameters and depressurization strategy adopted for the life-of-mine plan are appropriate for the Project. The current parameters are more conservative than previously proposed, and are designed to incorporate residual risks and uncertainty through the introduction of geotechnical berms (or slope decoupling berms).
Pumping rates for the Monte Negro and Moore pits range from 7–10 L/s and 12–17 L/s, respectively, depending on availability of storage and pump utilization.
The LOM plan is based on a detailed blend sequence that incorporates open pit mining, and stockpile reclaim phases and deposition schedules.
The LOM plan assumes a nominal rate of approximately 14 Mt/a milling throughput until the end of 2037, with milling rates decreasing starting in 2038. The total tonnage moved is variable and is based on levelling haulage truck requirements.
The remaining mine life is projected to be 19 years, until 2041. Processing of low-grade stockpiles will continue to 2044 with limestone mining completing in 2043.
As part of the closure requirements pertinent to environmental permitting, all potentially acid generating (PAG) waste must be stored in anaerobic conditions to minimize the acid generating potential. Typically, PAG and tailings are sent to the TSFs, but disposal can also include back-filling the mined-out pits to an elevation below the natural water table level.
A combined total of 474 Mt of limestone will be mined from quarries over the LOM plan; of this, 293 Mt is considered to be quality limestone for processing and other requirements such as TSF construction. Quarry designs and extents are designed using commercial mining software. The limestone quarry production schedule is based on process plant requirements and the material requirement for TSF construction activities.
The mine operations use conventional drilling, blasting, truck, and loader methods with various ancillary support equipment. The primary production fleet also supports the limestone quarries. Ancillary activities are performed by PVDJ2 or third-party contractors.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

1.14    Recovery Methods
The process plant design was based on a combination of metallurgical testwork, previous study designs and industry standard practices, together with debottlenecking and optimization activities once the mill was operational. The design is conventional to the gold industry and has no novel parameters.
The current process plant is designed to process approximately 24,000 t/d of run-of-mine (ROM) refractory ore. The design basis for the oxygen plant is to provide the oxygen required to oxidize approximately 80 t/h of sulfide sulfur. This is equivalent to 1,200 t/h of feed containing 6.79% sulfide sulfur, assuming a design factor of 2.2 t O2/t sulfide sulfur.
The process plant currently consists of the following unit operations:
•Ore crushing circuit;
•SAG and ball mill with pebble crusher (SABC) grinding circuit;
•Pressure oxidation circuit;
•Oxygen plant;
•Hot cure circuit;
•Counter-current decantation (CCD) wash circuit;
•Ferric precipitation circuit (partial neutralization);
•Neutralization and solution cooling circuit;
•Lime boil and slurry cooling circuit;
•CIL cyanidation circuit;
•Carbon acid washing, stripping and regeneration circuits;
•Refinery;
•Cyanide destruction circuit;
•Tailings effluent and acid rock drainage (ARD) water treatment plant circuit;
•Tailings disposal facility.
The process plant expansion project will expand processing operations from 8.6 Mt/a to approximately 14 Mt/a, thereby allowing treatment of lower-grade ores. The process plant expansion will also increase the TSF capacity to support a longer mine life. The intention is not to install an additional autoclave but rather to upgrade low-grade ore by installing a flotation circuit and to modify the existing four autoclaves by including a flash recycle thickening circuit, which will assist in increasing the capacity and the residence time in the autoclaves.
The expanded process plant will include the following:
•New gyratory crusher;
•Grinding: single-stage SAG;
•Flotation;
•Flotation tails CIL;

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

•Cyanide destruction;
•Vertical regrind mill for the limestone plant;
The following thickeners will be being repurposed:
•Copper sulfide thickener will be repurposed to assist in the production of high density sludge;
•Iron precipitation thickener is being repurposed as the flash recycle thickener.
The following areas will be expanded:
•Ferric precipitation;
•Solution cooling;
•Limestone and lime;
•Oxygen plant.
Power is supplied to the plant by a 230 kV incoming line to the substation intake transformers and reduced to 34,500 V AC for plant distribution. The forecast LOM power demand is approximately 210 MW, resulting in an average consumption of 1,700 GWh/a.
The major consumables include flocculant; lime, limestone and lime slaking; and flotation reagents (copper sulfate, potassium amyl xanthate (PAX), methyl isobutyl carbinol (MIBC), and Guar gum).
Water is supplied to the process plant from two sources. The Hatillo Reservoir supplies fresh water requirements. Reclaim water from the TSF is a key secondary water supply for the plant. A collection pond captures the runoff before it is returned to the process plant to serve as make-up water.
1.15    Project Infrastructure
Key infrastructure associated with the Pueblo Viejo Operations LOM plan includes:
•Three open pits;
•Process plant;
•Stockpiles (28);
•PAG storage facilities; (three existing, one to be constructed);
•PAG conveyor system (to be constructed);
•NAG storage facilities (two);
•Quarries (two limestone, one diorite);
•Accommodations camp;
•Emulsion and gas plants;
•Explosives storage facility;
•TSFs; (one existing, one to be constructed);

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

•Water retention dams, pipelines, and water management and sediment control structures;
•Effluent treatment plant;
•Power lines;
•Various support facilities including truck and vehicle shops, warehouse, administration, contractor and temporary offices, fuel storage, core processing facilities at the mine site, clinic and emergency response facilities, gatehouse, mess facilities, change rooms, personnel training facilities, information technology (IT) communications setups and towers, environmental monitoring facilities, sewage treatment plants, and reagents storage.
The current Llagal TSF was created by constructing an engineered embankment structure across the El Llagal valley, approximately 3.5 km south of the plant site, in a tributary of the Rio Maguaca. The Llagal TSF is expected to be filled to its design limit in 2027, after which tailings will be placed in a new proposed TSF, the Naranjo TSF. From 2025 until 2041, PAG waste rock from the mine is planned to be deposited into the Naranjo TSF. The Naranjo TSF will be located 5.5 km southeast of the process plant and 1 km east of the Llagal TSF, in the upper Rio Vuelta catchment, a tributary of the Rio Maguaca. The Naranjo TSF catchment will cover an area of about 14.3 km2 and will have a combined tailings and PAG waste storage capacity of approximately 500 Mm3. The current design allows for expansion to a capacity of 645 Mm3 if required in the future.
The process includes an effluent treatment plant to treat the combined flows of tailings effluent and the ARD generated in the Margarita drainage basin from previous mining activities. The chemically stable sludge produced in the plant is pumped to the TSFs for permanent storage.
Key water management structures include, or will include the following: Hatillo reservoir; Hondo reservoir; Taino Dam; fresh water storage pool; emergency containment pools; Monte Negro, Moore and Cumba Pits; ARD storage dams; effluent treatment plant; Llagal TSF; and Naranjo TSF.
On-site accommodation consists of an approximately 430-bed camp with full dining, laundry and recreational facilities.
The Pueblo Viejo Operations are supplied with electric power from two sources via two independent 230 kV transmission circuits. The operational power requirements are currently less than the capacity of the power sources. The mine peak load to date is 150 MW and the average load at full production is approximately 140 MW; thus, the Quisqueya 1 power plant’s capacity exceeds the mine load. Excess power from the Quisqueya 1 power plant is currently transmitted to Bonao III Substation and sold to the Dominican Republic’s national power grid, referred to as the “Systema Electrico Nacional Interconectado” (SENI) at the grid marginal price. It is expected that the mine average load at full production, once the expansion project is completed, will exceed the Quisqueya Power production in about 2026. Additional power to support the LOM plan will be sourced either from the grid or from a solar plant that is currently in the planning stage. Emergency power is provided by 15 MW of diesel generation.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

1.16    Environmental, Permitting and Social Considerations
1.16.1    Environmental Studies and Monitoring
Baseline and supporting environmental studies were completed to assess both pre-existing and ongoing site environmental conditions, as well as to support decision-making processes during operations start-up. Characterization studies were completed for climate, air quality, hydrology and surface water quality, hydrogeology, flora, fauna, soils, agriculture and land use, and the socioeconomic environment.
Plans were developed and implemented to address aspects of operations such as waste and fugitive dust management, spill prevention and contingency planning, water management, and noise levels.
An Environmental and Social Impact Assessment was completed to support the planned Naranjo TSF construction, and an environmental study was completed in support of the planned process expansion. It was submitted to the Ministry of Environment at the end of October 2022.
Environmental monitoring is ongoing at the Project and will continue over the life of the operations. Key monitoring areas include air, water, noise, wildlife, and waste management.
1.16.2    Closure and Reclamation Considerations
The Rosario Dominicana mine operated prior to June 1999. Previous development included the mining of two main open pits (Monte Negro and Moore) and several smaller open pits, construction of a plant site, and construction of two tailings impoundments (Las Lagunas and Mejita). Waste rock storage facility (WRSF) and low-grade stockpiles from these operations are located throughout the pit areas. When the Rosario Dominicana operations shut down, proper closure and reclamation was not undertaken. The result was a legacy of polluted soil and water and contaminated infrastructure.
The major legacy environmental issue is ARD. ARD develops from sulfide exposure to air, water, and bacteria in the existing pit walls, WRSFs, and stockpiles. Untreated and uncontrolled ARD contaminated local streams and rivers and led to the deterioration of water quality and aquatic resources within the operations area and offsite.
An updated Mine Closure Plan was prepared by third-party consultants Piteau Associates in September 2021, submitted to the government in December 2021, and is under review. The closure plan design includes several interrelated components such as legal and other obligations, closure objectives, environmental and social considerations, technical design criteria, closure assumptions, health and safety hazards, and relinquishment conditions.
Closure costs used for the economic analysis are estimated at US$342 M.
1.16.3    Permitting
Permits to support current operations are in place.
The last modification of the environmental license for the mine site was granted in August 2020 which authorized the modification of the existing process plant and other auxiliary areas needed to extend the LOM.

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A modification request was submitted to the Ministry of Environment on 30 September, 2022 included information relating to additional proposed facilities.
The ESIA, submitted in October 2022, is expected to be approved by the Dominican government in about Q2, 2023 (i.e., nine months after submittal); the ESIA is currently undergoing Dominican government review. PVDJ2 expects to amend the ESIA submission to incorporate the latest engineering details supporting the Naranjo TSF designs during Q1, 2023.
The Naranjo TSF location was one of the preferred site options selected by the Ministry of Energy and Mines and the Ministry of Environment. PVDJ2 will need to complete a detailed engineering study for the planned facility, and submit the detailed engineering designs to the relevant Dominican governmental authorities for review and approval.
The main in-stream dam construction activities require a separate permit from the National Water Resources Institute, which is the hydraulic resources unit of the Ministry of Environment. An application is expected to be submitted to the National Water Resources Institute in Q3, 2023, following completion of applicable engineering studies. National Water Resources Institute approval is currently expected in about Q1, 2024. Approval will allow commencement of the main in-stream dam construction activities (requiring surface water diversion or storage).
All major permits and approvals are either in place or PVDJ2 expects to obtain them in the normal course of business. Where permits have specific terms, renewal applications are made of the relevant regulatory authority as required, prior to the end of the permit term.
1.16.4    Social Considerations, Plans, Negotiations and Agreements
A Social Management System is in place, which includes a number of Social Management Plans.
The objective of the Engagement and Disclosure Plan is to maintain effective communication between PVDJ2, local authorities and the community in general.
The expansion project requires the construction and operation of the Naranjo TSF, which includes the construction of a conveyor. Seven communities will require resettlement, two for the conveyor belt and five for the tailings dam. Land acquisition and involuntary resettlement, and livelihood restoration plans are in place and comply with national law and international standards. Preliminary studies for the Naranjo TSF identified that approximately 3,500 ha are required, in which 985 households are expected to be affected by the Project, through physical and/or economic displacement. An area of about 1,056 ha, south of the proposed Naranjo TSF location, will be required for perimeter roads and as a buffer around the facility itself. PVDJ2 contracted the services of an expert consultant to prepare a Livelihood Restoration Plan for the communities to be resettled. This plan includes preparing family life plans; aligning Livelihood Restoration Plan with national initiatives; strengthening territorial management and leadership; accompaniment in the identification, design and implementation of economic activities and design implementation of a monitoring, follow-up and evaluation system.
The Community Development Plan includes the participation of all stakeholders implementing initiatives, and aims to promote sustainable development of the communities near the Project, and support programs prioritized through a participatory process.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

The Community Safety Plan is aimed at strengthening the capacity of communities and emergency response agencies to prevent health and safety risks during the construction of the expansion project and operations.
1.16.5    Qualified Person’s Opinion on Adequacy of Current Plans to Address Issues
Based on the information provided to the QP by Barrick and PVDJ2 (see Chapter 25), issues that may arise include the following:
•Ongoing consultation and engagement with those households affected by the resettlement required to construct the Naranjo TSF;
•Should further analysis of the Naranjo TSF indicate a larger than planned area is required, then PVDJ2 will need to complete further resettlement analysis and engagement with those affected.
The Dominican government is actively reviewing the modified ESIA that was lodged in October, 2022. Government representatives requested a meeting with PVDJ2 in January 2023. This active review and approval process may generate additional information requests or compliance activities from PVDJ2.
PVDJ2 is currently not responsible for rehabilitation of any of the Rosario Dominicana environmental liabilities, but is administering the rehabilitation efforts on the Dominican government’s behalf.
PVDJ2 has assumed for the purposes of the LOM plan and economic analysis in this Report that certain permits will be received by specific dates. If these are not approved or granted, there is a risk that some assumptions in the LOM plan and economic analysis may need to be modified to reflect the changed dates.
PVDJ2 was able to permit the existing operations, and currently has the social license to operate within the local communities. There is a reasonable expectation that issues arising in relation to the proposed expansion can be managed with appropriate dialogue, and if required, modifications to designs of major proposed infrastructure. PVDJ2 has some flexibility with the negotiation of any future compensation payments that may be provided to those affected by planned resettlement activities.
1.17    Markets and Contracts
1.17.1    Market Studies
Barrick has established contracts and buyers for the doré product from the Pueblo Viejo Operations, and has an internal marketing group that monitors markets for its key products. Together with public documents and analyst forecasts, these data support that there is a reasonable basis to assume that, for the LOM plan, the key products will be saleable at the assumed commodity pricing.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

1.17.2    Commodity Pricing
Barrick, as operator, provides the commodity price guidance. Barrick uses a combination of historical and current contract pricing, contract negotiations, knowledge of its key markets from a long operations production record, short-term versus long-term price forecasts prepared by the company’s internal marketing group, public documents, and analyst forecasts when considering long-term commodity price forecasts.
Higher metal prices are used for the mineral resource estimates to ensure the mineral reserves are a sub-set of, and not constrained by, the mineral resources, in accordance with industry-accepted practice.
The long-term commodity price and exchange rate forecasts are:
Mineral resources:
•Gold: US$1,700/oz;
•Silver: US$21/oz;
•US$: Dominican peso: 60.
Mineral reserves:
•Gold: US$1,300/oz;
•Silver: US$18/oz;
•US$: Dominican peso: 60.
1.17.3    Contracts
Bullion is sold on the spot market, by marketing experts retained in-house by Barrick. Barrick provides Newmont with the date and number of ounces that will be credited to Newmont’s account, and invoices Newmont for how much Newmont is owed, such that Newmont receives credits for the ounces (based on the JV interest) and Newmont pays Barrick for the ounces. The terms contained within the sales contracts are typical and consistent with standard industry practice and are similar to contracts for the supply of bullion elsewhere in the world.
While Barrick has a gold and silver streaming agreement in place for its share of the bullion, Newmont has no similar agreement for its bullion share.
The largest in-place contracts other than for product sales cover items such as bulk commodities, operational and technical services, mining and process equipment, and administrative support services. Contracts are negotiated and renewed as needed.
1.18    Capital Cost Estimates
Capital cost estimates are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%.
The overall capital cost estimate for the LOM is approximately US$3.3 B (Table 1-4). The capital costs are based on a conceptual level financial model provided by PVDJ2 that has been adjusted to align to generally-accepted accounting practices (GAAP).

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Table 1-4:    Capital Cost Estimate

Capital Expenditure	LOM (US$ B)
Sustaining capital	2.0
Capitalized drilling	—
Expansion capital	1.3
Total	3.3
Note: totals may not sum due to rounding. Capital costs are based on a conceptual level financial model provided by PVDJ2 that has been adjusted to align to GAAP.
In this table:
•Capitalized drilling is drilling required for ore definition, development, and geotechnical purposes;
•Open pit sustaining capital is capital required for the continuation of the mining operations and includes items such as replacement and additional equipment, capitalized mobile maintenance components, new and upgraded mining infrastructure, geotechnical risk management equipment, light vehicles, and others;
•Processing capital allocations include the transition of the Naranjo TSF to the operational phase, Llagal TSF and Naranjo TSF dam raises above the starter dam limit, post expansion works, power plant major repairs, and major equipment rebuilds;
•General and administrative (G&A) capital is for items such as information technology and communication equipment upgrades, warehouse improvements, and G&A building improvements;
•Expansion capital is the estimate of the capital required to complete the process plant expansion to the approximately 14 Mt/a capacity scheduled; the Hondo WRSF; the Naranjo TSF land acquisition, starter dam construction and commissioning, and construction; and commissioning of the PAG waste transport system.
1.19    Operating Cost Estimates
Operating cost estimates are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%. The operating costs are based on a conceptual level financial model provided by PVJV2 that has been adjusted to align to GAAP.
Direct operating costs are based on actual costs seen during operations and are projected through the LOM plan. Historical costs are used as the basis for operating cost forecasts for supplies and services unless there are new contract terms for these items. Labor and energy costs are based on budgeted rates applied to headcounts and energy consumption estimates.
The direct operating costs for the LOM were developed based on planned mine physicals, equipment hours, labor projections, consumable forecasts, and other expected incurred costs.
Direct operating costs for the LOM are estimated at US$51.20/t processed (Table 1-5).

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Table 1-5:    Direct Operating Cost Estimate

Area	Unit	Value
Mining costs	US$/t processed	9.86
Processing costs	US$/t processed	37.18
G&A costs	US$/t processed	4.16
Note: Operating costs are based on a conceptual level financial model provided by PVDJ2 that has been adjusted to align to GAAP.
1.20    Economic Analysis
Please refer to the note regarding forward-looking information at the front of the Report.
1.20.1    Economic Analysis
The financial model that supports the mineral reserve declaration is a standalone model that calculates annual cash flows based on scheduled ore production, assumed processing recoveries, metal sale prices and Dominican peso/US$ exchange rate, projected operating and capital costs and estimated taxes.
The financial analysis is based on an after-tax discount rate of 5%. All costs and prices are in unescalated “real” dollars. The currency used to document the cash flow is US$.
All costs are based on the 2023 budget. Revenue is calculated from the recoverable metals and long-term metal price and exchange rate forecasts.
Taxation considerations include payment to the Dominican government of a net smelter return royalty of 3.2% based on gross revenues for gold and silver, a net profits interest of 28.75% based on an adjusted taxable cash flow, a corporate income tax of 25% based on adjusted net income, a withholding tax on interest paid on loans and on payments abroad, and other general tax obligations which include a graduated minimum tax.
The economic analysis is based on 100% equity financing and is reported on a 100% project ownership basis. The economic analysis assumes constant prices with no inflationary adjustments.
The NPV at a discount rate of 5% is $3.1 B. With a portion of the expansion capital already sunk, the payback and internal rate of return are not applicable.
A summary of the financial results is provided in Table 1-6. Total tonnage and metal may differ from declared values in the mineral reserve table due to the financial model being based on a projected end of year topography. The QP does not consider any differences to be material.
1.20.2    Sensitivity Analysis
The sensitivity of the Project to changes in grades, sustaining capital costs and operating cost assumptions was tested using a range of 25% above and below the base case values. The changes in metal prices are representative of changes in grade. The Project is most sensitive to changes in grade, as shown in Figure 1-1. The sensitivity to metal price mirrors the sensitivity to grade and is not shown in the graph.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Table 1-6:    Cashflow Summary Table

Item	Unit	Value
Metal price, gold	$/oz	1,300
Metal price, silver	$/oz	18
Tonnage treated	Mt	289
Gold grade	g/t	2.2
Silver grade	g/t	13.5
Gold ounces, contained	Moz	20.3
Silver ounces, contained	Moz	126.0
Capital costs	$B	3.3
Direct operating costs	$B	14.7
Exchange rate	Dominican peso to US dollar	60
Discount rate		5%
Free cash flow	$B	4.8
Net present value	$B	3.1
Note: Cashflow presented on a 100% basis. Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator. Barrick operates under International Finance Reporting Standards (IFRS). The cash flow in this Report has been adjusted to align with GAAP, as required for US-listed companies. In the cashflow analysis 2023 is evaluated at a gold price of US$1,650/oz; the remainder of the LOM years use a gold price of US$1,300/oz.
Figure 1-1:    NPV Sensitivity

9
8
7
6
5
4
3
2
1
0
$B
-25%
25%
Operating Cost Free Cashflow
Operating Cost - NPV
Capital Free Cashflow
Capital - NPV
Grade Free Cashflow
Grade - NPV

Note: Figure prepared by Newmont, 2023. In this figure, grade and metal price plot on the same line; therefore, metal price is not shown.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

1.21    Risks and Opportunities
1.21.1    Risks
The risks associated with the Pueblo Viejo Operations are generally those expected with open pit mining operations and include the accuracy of the resource model, unexpected geological features that cause geotechnical issues, and/or operational impacts.
Uncertainties that may affect the mineral resource and mineral reserve estimates are discussed in Chapter 1.11.3 and Chapter 1.12.3 respectively. Uncertainties identified by the QP on the adequacy of current plans to address issues related to environmental, permitting, closure and social considerations are provided in Chapter 1.16.5.
Other risks noted include:
•Density is currently under sampled. There is a risk of lower density than modelled which could impact estimated tonnages and contained metal. The risk is mitigated given the site’s operating history;
•A portion of the mineral resource and mineral reserve estimates are in stockpiled material. This material is classified as indicated based on uncertainties relating to the carbon content, and sulfur degradation impacting process recoveries. If process recoveries are lower than assumed, this could affect the project economics for that portion of the mine plan that is based on expected revenue from stockpiled material;
•The process plant expansion project has not achieved commercial production and as with any construction project there is a risk of delays and lower than estimated plant throughput, recovery (or both) during the start-up period;
•The waste stacking system in the proposed Naranjo TSF may experience project delays, increased costs and/or operational issues not envisaged during the study work. While truck haulage is always a feasible alternative, this would come at higher than planned costs;
•Relocation of communities may take longer than expected. Delays may impact the proposed construction schedule for the Naranjo TSF;
•The site has sufficient limestone available for the LOM requirements; however, should unforeseen issues impact the availability of limestone, the use of external sources would be expected to increase costs. This scenario should be manageable within the current cost and revenue structure;
•The estimated closure cost in the economic analysis is US$342 M. The closure cost may require revision when the relevant regulatory authorities have examined the ESIA, modifications to the ESIA and related expansion scenario. There is a risk that the closure cost may be higher than that estimated in the economic analysis;
•Commodity price increases for key consumables such diesel, electricity, tires, and chemicals would negatively impact the stated mineral reserves and mineral resources;

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

•Labor cost increases or productivity decreases could also impact the stated mineral reserves and mineral resources, or impact the economic analysis that supports the mineral reserves;
•Geotechnical and hydrological assumptions used in mine planning are based on historical performance, and to date historical performance has been a reasonable predictor of current conditions. Any changes to the geotechnical and hydrological assumptions could affect mine planning, affect capital cost estimates if any major rehabilitation is required due to a geotechnical or hydrological event, affect operating costs due to mitigation measures that may need to be imposed, and impact the economic analysis that supports the mineral reserve estimates;
•The mineral resource estimates are sensitive to metal prices. Lower metal prices will require revisions to the mineral resource estimates;
•Political risk from challenges to:
◦Mining license renewals;
◦Environmental permit grant or renewal;
•Changes to assumptions as to governmental tax or royalty rates, such as taxation rate increases or new taxation or royalty requirements.
1.21.2    Opportunities
Opportunities for the Pueblo Viejo Operations include moving the stated mineral resources into mineral reserves through additional drilling and study work.
Opportunities include:
•Conversion of some or all of the measured and indicated mineral resources currently reported exclusive of mineral reserves to mineral reserves, with appropriate supporting studies;
•Upgrade of some or all of the inferred mineral resources to higher-confidence categories, such that this material could be used in mineral reserve estimation;
•Higher metal prices than forecast could present upside sales opportunities and potentially an increase in predicted Project economics;
Studies are underway to determine if a more economic source for TSF construction material is available.
1.22    Conclusions
Under the assumptions presented in this Report, the Pueblo Viejo Operations have a positive cash flow, and mineral reserve estimates can be supported.
1.23    Recommendations
As the Pueblo Viejo Operations consist of an operating mine, the QP has no material recommendations to make.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

2.0    INTRODUCTION
2.1    Introduction
This technical report summary (the Report) was prepared for Newmont Corporation (Newmont) on the Pueblo Viejo Operations (Pueblo Viejo Operations or the Project) located in the province of Sanchez Ramirez in the Dominican Republic. The location of the operations is shown in Figure 2-1, and an operations layout plan is provided as Figure 2-2.
The operating entity is the joint venture (JV) company Pueblo Viejo Dominicana Jersey 2 Limited (PVDJ2; formerly Pueblo Viejo Dominicana Corporation), in which Barrick Gold Corporation (Barrick) holds a 60% interest and is Project operator, and Newmont holds a 40% interest.
The Pueblo Viejo Operations contain the Monte Negro, Moore, and Cumba zones within the Pueblo Viejo deposit. Open pit mining commenced in 2010, and commercial production was reached during 2013. The open pit operation feeds a conventional pressure oxidation (POX) circuit followed by a carbon-in-leach (CIL) process.
2.2    Terms of Reference
2.2.1    Report Purpose
The Report was prepared to be attached as an exhibit to support mineral property disclosure, including mineral resource and mineral reserve estimates, for the Pueblo Viejo Operations in Newmont’s Form 10-K for the year ending December 31, 2022.
2.2.2    Terms of Reference
Information in the Report, as provided to Newmont by Barrick and PVDJ2 is current as at December 31, 2022.
Mineral resources and mineral reserves are reported for the Monte Negro, Moore, and Cumba zones. Mineral resources and mineral reserves are also estimated for material in stockpiles.
Mineral resources and mineral reserves are reported using the definitions in Regulation S–K 1300 (SK1300), under Item 1300.
All measurement units used in this Report are metric unless otherwise noted, and currency is expressed in United States dollars (US$) as identified in the text. The currency of the Dominican Republic is the Dominican peso (D$).
Unless otherwise indicated, all financial values are reported in US$ including all operating costs, capital costs, cash flows, taxes, revenues, expenses, and overhead distributions.
The Report uses US English.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 2-1:    Project Location Plan

NORTH ATLANTIC OCEAN
Legend:
International Boundary
Province Boundary
National Capital
Province Capital
Railroad
Expressway
Road
HAITI
Hispaniola
PUEBLO VIEJO MINE
DOMINICAN REPUBLIC
Caribbean Sea
0 20 40 Kilometres
0 20 40 Miles
Lambert Conformal Conic Projection, SP 19 45 N / 18 00 N
March 2018
Pueblo Viejo Mine
Dominican Republic
Location Map

Note: Figure courtesy PVDJ2, 2023.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 2-2:    Mining Operations Layout Plan

HATILLO DAM
Hondo POND
Hondo PAG
Hondo DAM
Taino DAM
ARD 4 (Project)
LGS
CU PAG
MN PIT
3000 Man Camp
Taino Camp
MN PAG
MO PIT
Cacaos NAG
QQ NAG
Emulsion Plant
Power Line_SPM-PV
SJ Quarry
Process Plant
ARD1
LL Quarry
Refinery
Mejita GRA
Gas Plant
Mejita Buttress
Warehouse
Main Gate
LQ Stockpile
PAG Conveyor (Project)
Power Line Piedra Blanca-PV
Llagal Dam
Naranjo TSF (Project)
Development Boundary
Diorite Quarry
N
Legend
Development area PVDJ2
Montenegro Fiscal Reserve
Main Rivers
PUEBLO VIEJO
SITE INFRASTRUCTURE PLAN
1:17,500
Jan 2023
Haiti
Dominican Republic

Note: Figure courtesy PVDJ2, 2023.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

2.3    Qualified Persons
This Report was prepared by the following Newmont Qualified Person (QP):
•Mr. Donald Doe, RM SME, Group Executive Reserves, Newmont.
2.4    Site Visits and Scope of Personal Inspection
Mr. Doe visited the Pueblo Viejo Operations most recently from November 28 to 29, 2022. During this site visit, he met with senior technical staff at the site, attended meetings to review the geological modeling, mine planning, tailings facility and expansion project. Mr. Doe also reviewed the community engagement plan and the financial estimates for the mine site. He inspected the core facility, the open pit mining area, limestone quarry, the proposed expansion construction site and the proposed location for the Naranjo tailings storage facility (TSF).
2.5    Report Date
Information in this Report is current as at December 31, 2022.
2.6    Information Sources and References
The reports and documents listed in Chapter 24 and Chapter 25 of this Report were used to support Report preparation.
2.7    Previous Technical Report Summaries
Newmont has not previously filed a technical report summary on the Project.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

3.0    PROPERTY DESCRIPTION AND LOCATION
3.1    Introduction
The Pueblo Viejo Operations are situated 100 km northwest of the capital city of Santo Domingo, and 15 km west of Cotuí, the provincial capital of Sanchez Ramirez.
Project centroid co-ordinates are approximately latitude 18°55'9.15"N, and longitude 70°10'20.35"W.
The Monte Negro pit is located at approximately latitude 18°56'59"N and longitude 70°11'00"W. The Moore pit is located at latitude 18°56'32"N and longitude 70°10'36"W. The Cumba pit is located at approximately latitude 18°57'22"N and longitude 70°10'20"W.
3.2    Property and Title in the Dominican Republic
3.2.1    Mineral Title
The Dominican government has ownership over all natural resources and may grant concessions to local or foreign private parties.
The key laws governing mineral title are:
•Law No. 146-71 and Resolution No. 207-98, which govern minerals;
•Law No. 64-00, which governs environmental aspects of mining.
Mining administration is typically under the purview of the Ministry of Industry and Commerce, through the General Mining Directorate.
A number of types of mining title can be granted, as summarized in Table 3-1.
3.2.2    Surface Rights
Surface rights are not granted with mining rights, and surface rights vary depending on the specific law applicable to a mining permit or concession.
A mining right allows the holder to access and use land sufficient for the activities to be undertaken, including accessing government-owned land. There is an expectation that the surface rights holder would be compensated for land use, and for any damage caused to the land surface by the mining rights holder such as construction and operation of infrastructure.
Expropriation of land is allowed for the plant site. A law is in place that addresses the expropriation procedures and the compensation that must be paid to the affected surface rights holder.

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Table 3-1:    Mining Titles

Title Name	Duration	Comments
Reconnaissance permit		Allows for preliminary prospecting
Exploration concession “License of Metallic Exploration Concession”
Three-year initial term. Two individual one year extensions are allowed. After five years, the concessions may be reapplied for, with an additional three to five year term possible.
An exploitation concession may be requested at any time during the exploration stage
Allows for exploration for mineralization. Requires twice-yearly payments of concession taxes, based on concession size, and requires twice-yearly reporting of exploration activities to the General Mining Directorate. Drilling requires an environmental permit.
Exploitation concession “License of Metallic Exploitation Concession”	Maximum 75-year term
Allows for extraction of mineralization. Requires payment of concession taxes, based on concession size, payment of a 5% net smelter return (NSR) and requires reporting of activities to the General Mining Directorate. A 5% net profits interest is payable to the local municipality. NSR and nets profit interest payments required under the exploitation license can be negotiated for a fiscal reserve.
Also requires an approval authorization for a process plant.

Fiscal reserve “reserve fiscal”	As negotiated	Fiscal Reserve properties were held by the Dominican Republic government and were not available for acquisition until 2002. Fiscal reserves are mining areas of interest to the government that are established for exploitation by way of special contracts that may have different terms and conditions to those imposed on exploitation concessions. Mining rights in such reserves are won through a public bidding process.
The mining rights holder can directly negotiate with any surface rights holder to conclude leases or outright purchase of the surface rights.
Easements are typically granted for powerlines. The use of the national grid transmission lines is subject to the payment of special tolls and other similar fees.
3.2.3    Water Rights
Water is owned by the Dominican government, is considered a strategic national heritage, and human consumption has priority over any other use.
Law No. 5852 requires that any party wishing to use public waters must obtain a water title. If granted, the water rights are subject to certain fees based on invested capital in installed facilities and annual permitting fees. Other authorizations or permits may be required from the Natural Potable Water and Sewage Institute. Authorizations are required from the Ministry of Environment and Natural Resources for use of wells and groundwater.

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Under Law 146, concession holders have a non-exclusive right to use surface waters needed for exploration or mining activities, can use water discovered during mining activities, and can use water draining from the mine.
Concessionaires are also entitled to use the water that freely flows through their concessions, provided that the water is restored to its natural source, such as a riverbed. The returned water must be adequately purified, and any hazardous substances removed.
If water is sourced from private third parties, this must be done under agreement, or through expropriation steps.
3.2.4    Environmental
The Ministry of Environment and Natural Resources is the government entity that administers environmental aspects of mining. Mining projects have to obtain an environmental permit or license, which is in part based on an environmental impact study (EIS) and at least one public hearing. A granted environmental license includes regular reporting and inspections amongst its compliance requirements.
3.3    Project Ownership
3.3.1    History
Initial mining operations were conducted by Rosario Dominicana S.A. (Rosario Dominicana). In 1979, the Dominican Central Bank purchased all foreign held shares in the mine. During 2000, the Dominican State invited international bids for the leasing and mineral exploitation of the Pueblo Viejo sulfide deposits. Placer Dome Dominicana Corporation, a subsidiary of Placer Dome Inc. (Placer Dome) won the bid. In February 2006, Barrick acquired control of Placer Dome and at the same time, sold a 40% stake in the Placer subsidiary that owned Placer Dome Dominicana Corporation to Goldcorp Inc. (Goldcorp). In December 2006, Placer Dome Dominicana Corporation was renamed Pueblo Viejo Dominicana Jersey 2 Limited and the change of name was officially registered with the Government of the Dominican Republic. Goldcorp was acquired by Newmont in 2019.
3.3.2    Current Ownership
Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator. The in-country joint venture operating entity is Pueblo Viejo Dominicana Jersey 2 Limited.
3.4    Mineral Tenure
3.4.1    Tenure History
The initial mineral concessions, the Pueblo Viejo and Pueblo Viejo II concessions, were granted to Rosario Dominicana. With Rosario Dominicana’s consent, the Dominican government terminated both concessions on March 7, 2002. The government, under Presidential Decree No. 169-02, created the 3,200 ha Montenegro Fiscal Reserve, which covered the total area of

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the former Pueblo Viejo and Pueblo Viejo II concessions. The area of the Montenegro Fiscal Reserve was leased to Pueblo Viejo Dominicana Jersey 2 Limited.
On August 3, 2004, the Montenegro Fiscal Reserve was modified to include the El Llagal area, planned to be used as the site of a TSF and the overall area of the reserve was increased in area to 4,880 ha. This was ratified under Presidential Decree No. 722-04.
An additional of modification ratified under Presidential Decree No. 270-22 added the El Naranjo areas to the Montenegro Fiscal Reserve, bringing the reserve area to approximately 7,995 ha.
3.4.2    Current Tenure
Mineral tenure is granted by the lease of the Montenegro Fiscal Reserve to Pueblo Viejo Dominicana Jersey 2 Limited. The reserve location was shown in Figure 2-2, and currently has a total area of 7,995 ha.
Pueblo Viejo Dominicana Jersey 2 Limited can operate the Project by means of a Special Lease Agreement of Mining Rights (the Special Lease Agreement), as amended, that was granted in 2002 (see Chapter 3.5).
3.5    Property Agreements
3.5.1    Special Lease Agreement
The Special Lease Agreement was ratified by the Dominican government as Resolution No. 125-02, dated August 26, 2002. The agreement was published in the Official Gazette of the Dominican Republic on May 21, 2003, and became effective on July 29, 2003.
The Special Lease Agreement gave Pueblo Viejo Dominicana Jersey 2 Limited the exclusive right to lease the Montenegro Fiscal Reserve (covering the Pueblo Viejo deposits and other related sites) free and clear of all defects, claims or encumbrances, for the term of the leases for exploitation of the minerals contained in the Montenegro Fiscal Reserve under the terms, conditions, stipulations and agreements set forth in the Special Lease Agreement.
The Special Lease Agreement governs the development and operation of the mining operations. It granted Pueblo Viejo Dominicana Jersey 2 Limited the right to operate for a 25-year period, which commenced on February 26, 2008, when Pueblo Viejo Dominicana Jersey 2 Limited provided the Dominican government with a Project Notice, and a completed feasibility study.
The lease on the Montenegro Fiscal Reserve can be renewed at the end of the initial 25-year period by Pueblo Viejo Dominicana Jersey 2 Limited for a further 25-year term, at its sole election. At the completion of the second term, the Special Lease Agreement provides for another 25-year extension; however, this extension must be by mutual agreement between the government and Pueblo Viejo Dominicana Jersey 2 Limited.
Under the Special Lease Agreement, Pueblo Viejo Dominicana Jersey 2 Limited had to:
•Make certain fixed payments due upon achieving certain milestones;
•Pay a NSR royalty;
•Pay a net profits interest royalty;

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•Pay income tax, and a withholding tax on interest paid on loans;
•Establish an Environmental Reserve Fund to be held in an offshore escrow account is to be funded during operations until the escrowed funds are adequate to discharge Pueblo Viejo Dominicana Jersey 2 Limited’s closure reclamation obligations.
Prior to the lodgment of the Project Notice, the Dominican government was responsible for all historic environmental matters. Once the Project Notice was submitted, Pueblo Viejo Dominicana Jersey 2 Limited assumed these responsibilities for all historic environmental matters within the boundaries of the “Development Areas” as designated in the feasibility study.
In 2009, the Special Lease Agreement was modified to include revised fiscal terms and to clarify various administrative and operational matters. In 2013, a second modification occurred to address changes to the special tax regime previously agreed to, and to grant Pueblo Viejo Dominicana Jersey 2 Limited a power concession to generate electricity for consumption by the operations, and the right to sell excess power.
Current key terms of the Special Lease Agreement include:
•An initial 25-year term, a second 25-year term on Pueblo Viejo Dominicana Jersey 2 Limited’s sole election, and a third 25-year term as agreed between the government and Pueblo Viejo Dominicana Jersey 2 Limited;
•Limestone deposits within the Montenegro Fiscal Reserve, including the Hatillo deposit, can be exploited with no additional charges;
•Permission to operate the Las Lagunas and Mejita TSFs (these are legacy TSFs from historical mining activity);
•The Dominican government will provide a permanent and reliable source of water to support operations;
•The Dominican government will lease to Pueblo Viejo Dominicana Jersey 2 Limited the lands and mineral rights needed to allow tailings and waste disposal;
•The Dominican government will remediate all historical disturbances other than those within areas designated for development by Pueblo Viejo Dominicana Jersey 2 Limited;
•An NSR royalty of 3.2% of net receipts of sales is payable to the Dominican government;
•A net profits interest payment that is based on the gold price will be paid once Pueblo Viejo Dominicana Jersey 2 Limited has reached an initial rate of return of 10%. Once this rate has been reached, the net profits interest payable to the Dominican government will increase to 28.75%;
•Income tax payments are subject to a stabilized tax regime, and an annual minimum tax rate of 25%. The annual minimum tax is only applicable when there is a positive difference between the product of the applicable annual minimum tax rate (which varies with the price of gold) multiplied by gross receipts and the sum of the net profits interest and income tax for a particular year. The
The graduated minimum tax is adjusted up or down every three years based on a financial model prepared by PVDJ2. PVDJ2 presented an updated financial model underpinning the graduated minimum tax rates for the period 2023–2025 to the Dominican government, which was approved on December 28, 2022.

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Under the water agreement with the National Water Resources Institute, PVDJ2 is responsible for construction and maintenance of water-related infrastructure such as pumps and pipelines. PVDJ2 pays an annual fee of D$1.5 M (indexed to inflation) for water-related studies.
3.5.2    Joint Venture Agreement
The Pueblo Viejo joint venture is governed pursuant to a shareholder agreement effective as of August 23, 2012 and as amended on January 23, 2020 between Barrick and the Newmont and their wholly-owned subsidiaries party thereto (JV Agreement). Under the terms of the JV Agreement, Newmont holds a 40% economic interest and Barrick holds a 60% economic interest.
Barrick operates the joint venture with overall management responsibility and is subject to the supervision and direction of the joint venture’s Board, which is comprised of five directors, three appointed by Barrick and two appointed by Newmont. Outside of certain prescribed matters, decisions of the Board of Managers are determined by a majority vote.
Newmont also has representatives on the joint venture’s advisory committees, including its advisory technical and finance committees.
3.6    Surface Rights
The grant of the Special Lease Agreement provides the operations with surface rights for the current mining operations (see discussion in Chapter 3.5.1). The planned Naranjo TSF required that PVDJ2 obtain surface rights in the planned facility location, and will require completion of a resettlement program (see Chapter 17.5). The Dominican government granted a decree to PVDJ2 to include the Naranjo TSF within the Montenegro Fiscal Reserve. The decree grants the mineral rights in the Naranjo TSF area to PVDJ2; however, surface rights for the Naranjo TSF remain to be secured.
The Dominican government has granted surface rights for construction and operation of a water pipeline.
3.7    Water Rights
As noted in Chapter 3.5.1, under the Special Lease Agreement the Dominican government is responsible for providing a permanent and reliable source of water to support the mining operations. There is a clause in the agreement that in the event of drought conditions, the National Water Resources Institute can restrict or lower the extraction flow from the Hatillo Reservoir.
Additional information on the Project water supply is included in Chapter 15.7.
3.8    Royalties
Royalties are payable as set out within the Special Lease Agreement, see Chapter 3.5.

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3.9    Encumbrances
There are no known encumbrances.
3.10    Permitting
Permitting and permitting conditions are discussed in Chapter 17.5 of this Report. The operations as envisaged in the life-of-mine (LOM) plan are either fully permitted, or the processes to obtain permits are well understood and similar permits were granted to the operations in the past, such as TSF raises.
There are no current material violations or fines, as imposed in the mining regulatory context of the Mine Safety and Health Administration (MSHA) in the United States, that apply to the Pueblo Viejo Operations.
3.11    Significant Factors and Risks That May Affect Access, Title or Work Programs
To the extent known to the QP, there are no other significant factors and risks that may affect access, title, or the right or ability to perform work on the Project that are not discussed in this Report.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

4.0    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY
4.1    Physiography
The central region of the Dominican Republic is dominated by the Cordillera Central mountain range, which runs from the Haitian border to the Caribbean Sea. The highest point in the Cordillera Central is Pico Duarte at 3,175 m. The Pueblo Viejo Operations are located in the eastern portion of the Cordillera Central where local topography ranges from 565 m at Loma Cuaba to approximately 65 m at the Hatillo Reservoir.
Two watercourses run through the concession, the Rio Margajita and the Rio Maguaca. The Rio Margajita drains into the Rio Yuna upstream from the Hatillo Reservoir while the Rio Maguaca joins the Rio Yuna below the Hatillo Reservoir. The flows of both watercourses vary substantially during rainstorms.
There is little primary vegetation within the general area of the Pueblo Viejo operations, largely due to agricultural and mining activities. Secondary regrowth can be abundant outside of the affected areas. Some reafforestation has occurred through tree planting for soil stabilization.
The primary economic activities other than mining are agriculture and cattle ranching. Crops include sugar cane, coffee, cocoa, tobacco, bananas, rice coconuts, yuca, tomatoes, pulses, dry beans, eggplants, and peanuts.
4.2    Accessibility
Access from Santo Domingo is by a four lane, paved highway (Autopista Duarte, Highway #1) that is the main route between Santo Domingo and the second largest city, Santiago. This highway connects to a secondary highway, #17, at the town of Piedra Blanca, approximately 78 km from Santo Domingo. This secondary highway is a two-lane, paved highway that passes through the towns of Maimon, Palo de Cuaba, and La Cabirma on the way to Cotuí. The gatehouse for the Pueblo Viejo Operations is approximately 22 km from Piedra Blanca and approximately 6.5 km from Palo de Cuaba.
Gravel surfaced internal access roads provide access to the mine site facilities.
Gravel surfaced internal access roads provide access withing the mine to the mine site facilities. A network of haul roads is built to supplement existing roads so that mine trucks can haul ore, mine overburden, and limestone from the various quarries.
The main port facility in the Dominican Republic is Haina in Santo Domingo. Other port facilities are located at Puerto Plata, Boca Chica, and San Pedro de Macoris.
Commercial airlines service the cities of Santo Domingo, Santiago, Puerto Plata, and Punta Cana.

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4.3    Climate
The Dominican Republic has a tropical climate with little fluctuation in seasonal temperatures. August is generally the hottest month and January and February are the coolest. The average annual temperatures in the operations area are approximately 25ºC.
Annual rainfall is about 1,800 mm, with May through October typically being the wettest months. The Dominican Republic is located in an area where hurricanes occur, with the hurricane season typically from August to November.
Mining operations are conducted year-round.
4.4    Infrastructure
The city of Santo Domingo is the principal source of supply for the operations. It is a port city with daily air service to the USA and other countries. Where possible, services are sourced from the adjacent townships with numerous programs initiated by PVDJ2 to assist in local business development.
PVDJ2 is a major employer within the Dominican Republic. Most non-technical staff positions and labor requirements are filled from local communities. Workers typically live in the surrounding communities.
The Pueblo Viejo Operations currently either have all infrastructure in place to support mining and processing activities (see also discussions in Chapter 13, Chapter 14, and Chapter 15 of this Report), or the requirements for LOM are well understood. These Report chapters also discuss water sources, electricity, personnel, and supplies.
4.5    Seismicity
Major earthquakes occur on average every 50 years in the Dominican Republic because the island of Hispaniola sits on top of small crustal blocks sandwiched between the North American and Caribbean tectonic plates.

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5.0    HISTORY
A summary of the exploration and development history of the Pueblo Viejo Operations is provided in Table 5-1.

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Table 5-1:    Exploration History

Year	Company	Note
Circa 1505–1525	Spanish explorers	Early workings.
1950s	Dominican government	Sponsored geological mapping in the region. Exploration at Pueblo Viejo focused on sulfide veins hosted in unoxidized sediments in stream bed outcrops. Small pilot plant constructed, but economic quantities of gold and silver could not be recovered.
1969	Rosario Resources Corporation of New York (Rosario Resources)	Initial exploration focus on outcrops in stream valley; however, these had limited thicknesses. Commenced step-out drilling on the valley sides, which identified thicker oxide mineralization.
1972–1999	Rosario Dominicana S.A. (Rosario Dominicana)
Joint venture incorporated by Rosario Resources (40%), Simplot Industries (40%), and the Dominican Republic Central Bank (20%).
Open pit mining of the oxide resource commenced on the Moore deposit in 1975. In 1979, the Dominican Central Bank purchased all foreign held shares in the mine. Management of the operation continued under contract to Rosario Resources until 1987. Rosario Resources was merged into AMAX Inc. (Amax) in 1980.
Monte Negro, Mejita, and Cumba deposits identified by soil sampling and drilling and put into production in the 1980s. Oxide mineralization was mined out in 1991.
Initiated studies on the underlying refractory sulfide resource to continue the operation. Feasibility-level studies were conducted by Fluor Engineers Inc. in 1986 and Stone & Webster Engineering/American Mine Services in 1992.
The 1986 study concluded that developing a sulfide project would be feasible if based on roasting technology, with sulfuric acid as a by-product. Rosario Dominicana rejected this option due to environmental concerns related to acid production.
The 1992 study concluded that a roasting circuit was feasible, using limestone slurry for gas scrubbing and a new kiln to produce lime for gas cleaning and process neutralization.
A carbon-in-leach (CIL) plant circuit and new tailings facility at Las Lagunas were commissioned to process transitional sulfide ore at a throughput rate of 9,000 t/d. Results were poor, with gold recoveries varying from 30–50%.
Selective mining continued in the 1990s on high-grade ore with higher estimated recoveries. Mining in the Moore deposit stopped early in the 1990s due to a to high copper content that resulted in high cyanide consumption, and increased ore hardness. Mining ceased in the Monte Negro deposit in 1998, and stockpile mining continued until July 1999, when the operation was shut down.
Two bidding processes to joint venture or dispose of the property were conducted, one in approximately 1992 and the other in 1996. In November 1996, Rosario selected Salomon Smith Barney to coordinate a process to find a strategic partner to rehabilitate the operation and to determine the best technology to economically exploit the sulfide resource (the privatization process).
Historical production from 1975–1999 of 5.5 Moz Au and 25.2 Moz Ag.

1992, 1996	Newmont	Due diligence assessments.

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Year	Company	Note
1996	Genel Joint Venture
Due diligence assessments.
50:50 joint venture between Eldorado Gold Corporation and Gencor Inc. (later Gold Fields Inc.). Advanced the privatization process. Studies included diamond drilling, developing a new geological model, mining studies, evaluation of refractory ore milling technologies, socio-economic evaluation, and financial analysis.

1996	Mount Isa Mines
Due diligence assessments.
Conducted a 31-hole, 4,600 m core drilling program, collected a metallurgical sample from drill core, carried out detailed pit mapping, completed induced polarization (IP) geophysical surveys over the known deposits, and organized aerial photography over the mining concessions to create a surface topography.

1999–2000	Dominican government	Bought out non-Dominican interests in Rosario Dominicana. Invited international bids for the leasing and mineral exploitation of the Pueblo Viejo area. Established the Montenegro Fiscal Reserve.
2001–2005	Placer Dome Inc. (Placer Dome)/Placer Dome Dominicana Corporation
Won privatization bid. Negotiated the Special Lease Agreement for the Montenegro Fiscal Reserve with the Dominican government.
Completed structural pit mapping of the Moore and Monte Negro open pits, mapped and sampled a 105 km2 area around the Montenegro Fiscal Reserve as part of an ongoing environmental baseline study. The regional mapping and sampling program focused on evaluating the potential for mineralization in the proposed El Llagal tailings storage area. Also completed drilling, geological studies, and mineral resource/reserve estimation, and, in 2005, a feasibility study.

2004	PanTerra Gold Limited /EnviroGold (Las Lagunas) Limited/EnviroGold Dominicana S.A.	Won international tender from the Dominican government to retreat the tailings deposited in the Las Lagunas TSF during mining operations by Rosario Dominicana. Constructed a reprocessing plant, the Las Lagunas facility, adjacent the TSF. The operation started in June 2012 and continued to 2019. Total production from 2012–2018 was 228,396 ounces of gold and 1,265,326 ounces of silver.
2006–2019	Barrick/Pueblo Viejo Dominicana Jersey 2 Limited	In March 2006, Barrick acquired Placer Dome and, in May 2006, amalgamated the companies. At the same time, Barrick sold a 40% stake in the then Pueblo Viejo project to Goldcorp. Delivered Project Notice and feasibility study in 2008. Special Lease Agreement terms amended in 2009. Commercial production commenced in 2013. The Special Lease Agreement terms were amended in 2013.
2019	Newmont	Acquired Goldcorp, and thereby Goldcorp’s interest in the Project.
2019–date	Barrick/ Pueblo Viejo Dominicana Jersey 2 Limited	Studies to support planned expansion.

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6.0    GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT
6.1    Deposit Type
The Pueblo Viejo deposit area is considered to be an example of a high-sulfidation epithermal deposit.
Most high-sulfidation deposits are generated in mildly extensional to neutral calc-alkaline andesitic–dacitic arcs. The form of high-sulfidation deposits varies from replacement or dissemination to vein, stockwork and hydrothermal breccia. Irregular deposit shapes are frequently determined by host rock permeability and the geometry of ore-controlling structures. Multiple, crosscutting composite veins are common.
A typical sequence of mineral deposition is pyrite + and the dimorphic minerals enargite (Cu3AsS4) ± luzonite (Cu3AsS4), followed by chalcopyrite ± tennantite ± sphalerite ± galena + pyrite. Gold mineralization often post-dates the enargite assemblage, and typically consists of electrum and gold tellurides.
6.2    Regional Geology
The Pueblo Viejo deposit is located in the central part of Hispaniola Island. The deposit is hosted in a portion of a Lower Cretaceous intra-oceanic island arc with bimodal volcanism that forms the base of the Greater Antilles Caribbean islands, see Figure 6-1. In the Project area, the arc is primarily represented by the Los Ranchos Formation.
The Hatillo Formation, consisting of limestones, is overthrust onto the Los Ranchos Formation to the southwest of the Pueblo Viejo deposit area. The Lagunas Formation, a forearc basin assemblage, overlies the Hatillo Formation, and crops out to the south of the Project area.
Geology and tectonic evolution of Hispaniola includes a thrust-bound fragment of the ocean floor comprising peridotite, which has been interpreted as a dismembered part of an ophiolite suite. An obduction process affecting the ocean floor was responsible for the metamorphism of rocks that belong to the Maimon Formation.
6.3    Project Geology
6.3.1    Lithologies
A summary of the key lithologies within the Project area are provided in Table 6-1. Figure 6-2 is a schematic stratigraphic column for the Project area that shows more detail of the lithologies in the operations area. A Project geology plan is included as Figure 6-3. Figure 6-4 is a schematic showing the current interpretation of the development of the setting for the Pueblo Viejo deposit.

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Figure 6-1:    Regional Geology Map
Note: Figure courtesy PVDJ2, 2023; modified after Toloczyki and Ramirez (1991).

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Table 6-1:    Project Lithologies

Unit	Age Date	Note
Intrusions	Eocene	Fine-grained intrusive dioritic rock occurring in the Project area as stocks, sills, and dikes,
Maimon Formation	Lower Cretaceous	Metamorphosed volcanic rocks of bimodal composition. Unconformably overlies the Los Ranchos and Hatillo Formations; lower contact is well defined by a major structure, the Hatillo Thrust Fault.
Lagunas Formation		Basal stratigraphic unit of epiclastic tuffs and volcano sedimentary siltstone with minor limestone beds. The upper portion of the formation has interlayered calcareous shale sequences, arenites, mudstone, and limestone layers. Typically conformably and transitionally overlies the Hatillo Formation.
Hatillo Formation	Upper Cretaceous
Limestones.
Discordant and faulted contact with the Los Ranchos Formation at the base, evidenced by a thrust fault with a north–northeasterly verge, and occasional splays. The base shows deformation, e.g., shear, gouge, and micro folding.
In faulted contact with, and over-thrust by, sedimentary and volcano-sedimentary rocks of the Lagunas Formation

Los Ranchos Formation	Lower Cretaceous
Lower complex of pillowed basalt, basaltic andesite flows, dacitic flows, tuffs, and intrusions, overlain by volcaniclastic sedimentary rocks.
Subdivided into the Pueblo Viejo, Platanal, and Zambrana units.
•Pueblo Viejo unit: carbonaceous sediments, including interlayered sandstone, siltstone and conglomerates;
•Platanal unit: andesitic and pyroclastic flows;
•Zambrana unit: andesitic tuffs.
The Los Ranchos Formation hosts the gold mineralization present at Pueblo Viejo. Mineralization is typically wider in the permeable sediments of the Pueblo Viejo unit, and narrower in the andesitic flows of the Platanal unit.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 6-2:    Stratigraphic Column Schematic Sketch
Note: Figure courtesy PVDJ2, 2023.

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Figure 6-3:    Project Geology Map

BARRICK
PUEBLO VIEJO JV
Legend
Structural Framework
Normal Fault
Inferred Fault
Thrust Fault
Refrence
TSF Flood Zone
Geological Units
Quaternary
Fresh Water
Quaternary
Intrusives
Tonalite
Fm. Las Lagunas
Volcano-Sedimentary: Mudstone-Limestone.
Volcano-Sedimentary: Mudstone-Sandstone.
Shear Zone
Fm. Hatillo
Limestone
Fm. Los Ranchos
Mb. Pueblo Viejo. Carbonaceous Sediments.
Mb. Pueblo Viejo. Volcanoclastics.
Mb. Platanal. Andesite.
Mb. Platanal. Breccias
Mb. Platanal. Foliated Epiclastic.
Mb. Platanal. Quartz Bearing Tuff.
Mb. Platanal. Andesitic Lapilli Tuff.
Mb. Platanal. Silicified Quartz Bearing Breccia.
Mb. Zambrana. Polimitic Lithic Tuff.
Mb. Quita Sueño. Dacitic Tuff.
Mb. Quita Sueño. Porphyritic Andesite.
Fm. Maimon
Schist
Scale: 1:12,500
December 2022

Note: Figure courtesy PVDJ2, 2023. Dark red line is outline of Montenegro Fiscal Reserve boundary. Grid shows scale. Map north is to the top of the map.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 6-4:    Schematic, Formation of Pueblo Viejo Deposit Setting
Note: Figure courtesy PVDJ2, 2023, after McPhie (2020). a) Intrabasinal subaqueous andesitic coherent lavas, dome with clastic polymictic breccia; b) explosive eruption at and extra basinal andesite volcano generating pyroclastic density currents that crossed the shoreline; c) re-sedimentation of subaerial andesitic deposits into Pueblo Viejo submarine depocenter; d) dome-seated, felsic explosive eruptions, generating pyroclastic density currents and atmospheric ash in which accretionary lapilli were formed.
Figure 6-5 is a comparison between a schematic of a typical high-sulfidation deposit and the interpreted deposit setting for Pueblo Viejo.
Mineralization is hosted in facies developed within the Los Ranchos Formation (refer to Figure 6-2). In the mine area, the facies of interest include:
•Sedimentary facies: carbonaceous sediments;
•Quartz-bearing facies: epiclastic lithologies and volcanoclastic rocks;
•Andesitic facies: extrusive intermediate composition volcanic rocks.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 6-5:    Comparison, Classic High Sulfidation Model and Pueblo Viejo
Note: Figure courtesy PVDJ2, 2023. Schematic shown in (a) is sourced from Hedenquist and Lowenstern (1984). Schematic in (b) is prepared by PVDJ2.
The sedimentary facies overlay both the quartz-bearing facies at the central part of the basin and the andesite facies at the border. There is a lower sedimentary horizon interpreted as remanent of a sub-basin that has a dominant calcareous composition and is interlayered with the andesite facies.
A narrow flat andesite layer at the Moore zone overlies the quartz-bearing facies. Intermediate dikes such as the Monte Negro dike represent a final volcanic episode that occurred near the end of the hydrothermal mineralization event.
6.3.2    Structure
The major structural unit in the Pueblo Viejo deposit is the northeasterly-trending Monte Oculto fault that separates the Monte Negro and Moore pits. It is a post deposition late-stage fault offsetting the lithologies and grades and cutting Quaternary alluvium. The fault has an approximate throw of 100 m.
For modelling purposes, a number of lineaments and faults were also evaluated, see Table 6-2. These structures are shown in Figure 6-6.
There is some evidence for post-mineralization deformation.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Table 6-2:    Structures

Pit Area	Fault/Lineament
Monte Negro	North–south-trending dike
North–south-trending Dike 5
North–south-trending 5
Northeast-trending 2
Northeast-trending Monte Oculto
Moore	North–south-trending 2
North–south-trending 3
North–south-trending Dike
Northeast-trending
Northwest-trending 1_1
Northwest-trending 2
Cumba	Northwest to east–west-trending
Figure 6-6:    Structural Interpretations
Note: Figure courtesy PVDJ2, 2023. Left figure shows the structural interpretations. Right figure shows the gold values against the structural interpretations.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

6.3.3    Alteration
All lithologies display argillic alteration. Common alteration minerals include quartz, and pyrophyllite. Figure 6-7 shows the major alteration types present in the Pueblo Viejo deposit as a paragenetic sequence from early to late alteration phases, and from high temperature to low temperature phases.
6.3.4    Mineralization
Mineralization events are strongly related to the alteration sequence with disseminated pyrite occurring in an early event and sulfide veinlets occurring in a later event. Mineralization is also interpreted to have occurred during or close to the end of basin sedimentation. The presence of mineralized veinlets cutting the bedding or hosted conformably in the deformed sediments are interpreted by PVDJ2 to be evidence of this.
Figure 6-7 showed the main stages of emplacement of gold mineralization in the Pueblo Viejo deposit.
Pyrite is the primary sulfide. Minor constituents can include sphalerite, local enargite and minor amounts of barite, rutile, telluride, and lead-sulfides. Sphalerite and enargite (with some antimony replacing arsenic) are present with pyrite, primarily as veins or filling fractures.
6.4    Deposit Descriptions
A surface map showing the overall deposit geology is provided in Figure 6-8. A map showing the location of the various mineralized zones that make up the Pueblo Viejo deposit is provided as Figure 6-9. The figure also shows the locations of the limestone quarries.
The primary mineralized areas are the Moore and Monte Negro zones, with a small satellite zone at Cumba.
6.4.1    Moore Zone
Moore forms the depocenter basement located at the southeast margin of the Pueblo Viejo deposit (refer to Figure 6-4). It includes a smaller mineralized area that was previously referred to as the Mejita zone in the southeastern extent of the Moore zone, and a second smaller zone, ARD1, in the southwestern extent of the zone.
6.4.1.1    Deposit Dimensions
The Moore zone extends 1,200 m north–northwest, is 700 m wide, and can reach 400 m in thickness. The Mejita portion of the zone extends 550 m north–northwest, is 250 m wide, and can reach 150 m in thickness.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 6-7:    Mineralization–Alteration Sequence

Low T°
High T°
Early
Late
Sphalerite, Barite
Enargite (±Au)
pyrite replacement
White qz vein
Banded py-sph veins (Au-related)
Diss & massive py veinlets (±En±Au?)
Diss & hairline py veinlets
Spillitization
Qz-alunite
Na-alunite
Vuggy Qz
Qz-pyrophyllite
Less-acidic pyrophyllite
Silicification
Overprintin g early pyrophyllite & vuggy qz
Pyrophyllite
Acidic pyrophyllite
K-alunite
Closely related to HS mineral
Dickite Post-dating HS sulfides
High-Sulfidation Stage I
High-Sulfidation Stage II

Note: Figure courtesy PVDJ2, 2023. Qz = quartz; Na = sodium; diss = disseminated; py = pyrite; En = enargite; sph = sphalerite; HS = high sulfidation; K = potassium.
6.4.1.2    Lithologies
The carbonaceous sequence is well developed, with a thickness of more than 150 m. Thin-bedded carbonaceous siltstones and dacitic ash tuffs in the West Flank dip shallowly to the west. The dip increases towards the west where north-trending thrust faults displace the bedding.
Pyrite veins are steeply dipping with a trend typically to the north–northwest. There is a secondary pyrite vein set that trends north–south and north–northeast. The orientation of pyrite veins and steep faults is similar.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 6-8:    Deposit Geology Map
Note: Figure courtesy PVDJ2, 2023.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 6-9:    Mineralized Zone and Limestone Quarry Location Map

374000
376000
378000
380000
382000
2098000
2096000
2094000
2092000
2090000
2088000
2086000
N
ARROYO HONDO
ARROYO DEL REY
CUMBA PIT
MONTE NEGRO PIT
QUEMADOS QUARRY
MOORE PIT
MEJITA PIT
ARD 1
ZAMBRANA
SAN JUAN QUARRY
MAIN GATE
LAGUNAS QUARRY
DIORITE
Legend
Fiscal Reserve
Provincial Dividing Line
0 310 620 1,240 1,860 2,480
Meters

Note: Figure courtesy PVDJ2, 2023.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Gold-bearing quartz veins trend northwesterly, oblique to the pyrite veins, and have a similar strike to the interpreted contact with the overlying Hatillo Formation limestone. The quartz veins also occur as tension gash arrays in centimeter-scale dextral shear zones that trend north–northwest.
A cross-section through the Moore zone is provided in Figure 6-10.
6.4.1.3    Structure
Faults create centimeter-scale displacement of bedding and pyrite-sphalerite veins occur along steep north-northeast trending faults. Two main north–northeast-trending faults were mapped across the West Flank, sub-parallel to the Moore dacite pyroclastic contact. Displacement of veins preserves the evidence of lateral, sinistral movement.
6.4.1.4    Alteration
Four zones of alteration are mapped from core to outer:
•Advanced alunite;
•Advanced pyrophyllite;
•Propylitic;
•Intermediate argillic.
6.4.1.5    Mineralization
Mineralization is found along the contacts between carbonaceous sediments/andesitic flows and pyroclastic dacitic/andesitic flows, or is located along the bedding planes within the carbonaceous sediments/andesitic flows. Mineralization at depth can be associated with cruciform-textured pyrite–sphalerite–quartz veins.
The mineralized veins are typically 4 cm wide. Sulfides include pyrite in disseminations and veins, and minor enargite and sphalerite veins. Gold mineralization is encapsulated in pyrite, and is refractory.
6.4.2    Monte Negro Zone
Monte Negro is located in the northwest portion of the Pueblo Viejo deposit. It is the distal area of the basin where the carbonaceous sequence is thinner and not as well developed as it is in Moore.
6.4.2.1    Deposit Dimensions
The Monte Negro zone extends 1,450 m north–northwest, is 900 m wide, and can reach 360 m in thickness.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 6-10:    Cross-Section, Moore Zone

B
N 2094400
B`
Moore
+300
+150
+0
+375600 E
+375750 E
+375900 E
+376050 E
+376200 E
+376350 E
+376500 E
+376650 E
Plunge 00
Looking North
0 50 100 150
Moore Pit
Mejita Pit
B
B`
LITHO GEOMODEL LEGEND
Cover
Lagunas volcanosediments
Hatillo limestone
Dykes
Breccia
Dacite
Quartz Bearing tuff
Carbonaceus mudstone
Carbonaceus mudstone - sandtone - conglomerate
Polymictic Carbonaceous Conglemerate
Dacitic lapilli
Qtz Bearing Sandstone
Polymitic andesitic tuff
Andesite
Interlayered Calcareous Sandstone-Mudstone
Basal andesite
Andesiic lapilli tuff
Porphytiti ryolite
SILICA
ADVANCED_ALUNITE
ADVANCED_PYROPHYLITE
INTERMEDIATE_ARGILLIC
PROPYLITIC
CURRENT TOPOGRAPHY
GRADE SHELL GOLD 1G/T
PIT RESERVE
FAULTS

Note: Figure courtesy PVDJ2, 2023.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

6.4.2.2    Lithologies
In the Monte Negro central area, pyrite-rich veins with gold mineralization are sub-vertical and have different trends, creating conjugate sets. The average width is 2 cm. The north–northwest trending set is sub-parallel to the strike of the bedding and fold axes, indicating a possible genetic relationship between folding and mineralization.
Enargite, sphalerite, and gold-bearing veins trend dominantly to the north-northeast and have an average width of 3 cm.
Mineralized veins to the south of Monte Negro are relatively pyrite-poor, sphalerite-rich, and are about 5 cm thick. The veins are sub-vertical and trend northwesterly. The episodic vein fill demonstrates a clear paragenesis of massive pyrite to enargite to sphalerite and finally to grey silica.
Shallow-dipping bedding and sub-vertical sphalerite–silica veins on the southern margin of Monte Negro South are cut by a west-dipping thrust. The thrust has brought thinly-bedded pyritic sedimentary rocks into contact with andesitic volcanic and volcaniclastic rocks.
A cross-section through the Monte Negro zone is provided in Figure 6-11.
6.4.2.3    Structure
The fault pattern is dominated by steep north–northwest-trending faults that are sub-parallel to the dominant pyrite vein set.
6.4.2.4    Alteration
Four zones of alteration are mapped from core to outer:
•Advanced alunite;
•Advanced pyrophyllite;
•Propylitic;
•Intermediate argillic.
6.4.2.5    Mineralization
Sulfides include pyrite in disseminations and veins, and minor enargite and sphalerite veins. Gold mineralization is encapsulated in pyrite, and is refractory.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 6-11:    Cross-Section, Monte Negro Zone

N 2095850
Monte Negro
A
A`
+400
+200
+0
-200
+374600 E
+374800 E
+375000 E
+375200 E
+375400 E
+375600 E
+375800 E
+376000 E
Plunge 00
Looking North
0 50 100 150200
LITHO GEOMODEL LEGEND
Cover
Lagunas volcanosediments
Hatillo limestone
Dykes
Breccia
Dacite
Quartz Bearing tuff
Carbonaceus mudstone
Carbonaceus mudstone - sandtone - conglomerate
Polymictic Carbonaceous Conglemerate
Dacitic lapilli
Qtz Bearing Sandstone
Polymitic andesitic tuff
Andesite
Interlayered Calcareous Sandstone-Mudstone
Basal andesite
Andesiic lapilli tuff
Porphytiti ryolite
SILICA
ADVANCED_ALUNITE
ADVANCED_PYROPHYLITE
INTERMEDIATE_ARGILLIC
PROPYLITIC
CURRENT TOPOGRAPHY
GRADE SHELL GOLD 1G/T
PIT RESERVE
FAULTS

Note: Figure courtesy PVDJ2, 2023.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

6.4.3    Cumba Zone
The Cumba satellite zone is located to the northeast of Monte Negro.
6.4.3.1    Deposit Dimensions
The Cumba zone extends 70 m north–northwest, is 170 m wide, and can reach 120 m in thickness.
6.4.3.2    Lithologies
Mineralization is hosted in a silicified andesitic rock.
A cross-section through the Cumba zone is provided in Figure 6-12.
6.4.3.3    Structure
The structural trend is northwest to east–west and appears to control the mineralization. A major structure trending northeast is interpreted to cut off the mineralization to the south.
6.4.3.4    Alteration
Hydrothermal alteration is predominantly silica–pyrophyllite, with traces of dickite in the core of the zone and illite–chlorite toward the exterior of the zone.
6.4.3.5    Mineralization
Gold mineralization is associated with pyrite, enargite, tetrahedrite, and covellite with minor sphalerite.
6.5    QP Comments on “Item 7: Geological Setting and Mineralization”
The QP notes that the knowledge of the deposit setting, lithologies, mineralization style and setting, and structural and alteration controls on mineralization are sufficient to support mineral resource and mineral reserve estimation.
The Hatillo Formation hosts the limestone which has been historically mined out of the Quemados quarry, and currently from the active Lagunas and San Juan quarries. There is potential for other limestone quarries to be developed towards the west of the Montenegro Fiscal Reserve.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 6-12:    Cross-Section, Cumba Zone

C
N 2096200
Cumba
C`
+400
+300
+200
+100
+376200 E
+376300 E
+376400 E
+376500 E
+376600 E
+376800 E
Plunge 00
Looking North
0 25 50 75 100
LITHO GEOMODEL LEGEND
Cover
Lagunas volcanosediments
Hatillo limestone
Dykes
Breccia
Dacite
Quartz Bearing tuff
Carbonaceus mudstone
Carbonaceus mudstone - sandtone - conglomerate
Polymictic Carbonaceous Conglemerate
Dacitic lapilli
Qtz Bearing Sandstone
Polymitic andesitic tuff
Andesite
Interlayered Calcareous Sandstone-Mudstone
Basal andesite
Andesiic lapilli tuff
Porphytiti ryolite
SILICA
ADVANCED_ALUNITE
ADVANCED_PYROPHYLITE
INTERMEDIATE_ARGILLIC
PROPYLITIC
CURRENT TOPOGRAPHY
GRADE SHELL GOLD 1G/T
PIT RESERVE
FAULTS

Note: Figure courtesy PVDJ2, 2023.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

7.0    EXPLORATION
7.1    Exploration
7.1.1    Grids and Surveys
The Project uses UTM NAD27. All data collected prior to establishment of the mining operation were converted to this datum.
7.1.2    Geological Mapping
Mapping completed prior to PVDJ2’s Project interest included:
•1973: district, property, and deposit scale geological mapping;
•1975–1990: bench scale mapping in the open pits;
•1999: district-scale geological mapping;
•2003: structural mapping in the open pits.
PVDJ2 has completed surface mapping at scales ranging from pit wall (1:1,200) to district (1:25,000) scales. Detailed mapping is used in daily pit activities. Regional-scale mapping is used to help vector into prospective areas for exploration focus.
7.1.3    Geochemistry
Prior to PVDJ2’s Project interest, geochemical samples were collected as part of early-stage reconnaissance activities, and included stream sediment, soil, and rock chip sampling. Sample locations, where known, are shown on Figure 7-1.
During 2019, PVDJ2 commenced a major program of data review, at both the local and district scale, to identify prospects that warranted additional exploration. This work identified two prospects where limited exploration had been completed:
•NW and South Arroyo Hondo;
•North of Cumba.
A west–northwest-trending structural corridor to the southeast of the current open pits was also identified as prospective, particularly in an area where the Cumba Fault intersected east–northeasterly oriented faulting.
An 832-sample soil program was completed (Figure 7-2) over four areas, Zambrana, Mejita Extension, Arroyo del Rey, and Arroyo Hondo. A total of 1,794 rock chip samples were collected as part of regional mapping activities (Figure 7-3).

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 7-1:    Pre- PVDJ2 Geochemical Sample Location Map
Note: Figure courtesy PVDJ2, 2023. Red squares = sample location point; red circles = zone of gold anomalism; blue lines = interpreted fault locations; black dashed lines = interpreted structure or lineation.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 7-2:    PVDJ2 Soil Sampling
Note: Figure courtesy PVDJ2, 2023. Red squares = sample location point.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 7-3:    PVDJ2 Rock Chip Sampling
Note: Figure courtesy PVDJ2, 2023. Magenta circles = sample location point.
Sampling of the Arroyo Hondo prospect area did not return any significantly anomalous samples, and the area was considered suitably sterilized such that it could be used to site waste rock storage facilities. Results of the programs on the other prospect areas are still under evaluation, with additional work, including drilling, planned.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

7.1.4    Geophysics
The following geophysical surveys were conducted prior to PVDJ2’s Project interest:
•1976: district-scale ground magnetic geophysical survey;
•1997: project-scale induced polarization (IP) geophysical survey completed by MIM;
•2004: IP survey completed by Placer Dome.
The IP data showed that the Moore and Monte Negro zones lie near the center of a broad zone of demagnetization due to alteration that extends to a depth of 2–3 km (Figure 7-4).
The surveys were used for early-stage exploration vectoring. No information on the instrumentation or locations of survey lines is available to PVDJ2.
As part of exploration activities since 2019, PVDJ2 has completed a number of 2D and 3D IP surveys. Survey locations are shown on Figure 7-5. The survey results were used to plan drill programs to further investigate the Zambrana, Arroyo del Rey, Mejita and Main Gate prospects.
7.1.5    Petrology, Mineralogy, and Research Studies
Petrographic studies were commissioned by Rosario Dominicana and Placer Dome to provide information on the deposit lithologies, mineralization and alteration. PVDJ2 has commissioned a study, underway year-end 2022, to outline representative mineralization styles within the deposit.
Research studies include university research theses and numerous published papers in recognized professional journals.
7.1.6    Qualified Person’s Interpretation of the Exploration Information
The exploration programs completed to date are appropriate to the style of the Pueblo Viejo deposit and prospects. Additional exploration has a likelihood of generating further exploration successes particularly as modern regional exploration has been limited to date.
7.1.7    Exploration Potential
In 2022, exploration efforts were focused on drilling near-mine prospects such as Main Gate, Arroyo del Rey, and Zambrana (refer to Figure 6-9 for locations), and drilling for quarry sources of limestone, diorite and tonalite for dam construction material. Definition drilling targeting high-grade mineralization was completed using a combination of core and reverse circulation (RC) drilling at the Moore and Monte Negro zones.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 7-4:    Geophysical Surface and Section 3D Magnetic Inversion
Note: Figure courtesy PVDJ2, 2023.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 7-5:    PVDJ2 Geophysical Surveys
Note: Figure courtesy PVDJ2, 2023.
The Arroyo del Rey drilling results were considered by PVDJ2 to validate the conceptual geological model, and encountered local mineralization at surface and depth that requires additional drill testing.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Drilling of the Main Gate prospect indicated both continuity of alteration south of the open pits, and locally encountered mineralization below the overlying limestone. Further work is planned to understand the potential connection of this mineralization with that known at ARD1 and within the Moore deposit.
7.2    Drilling
7.2.1    Overview
7.2.1.1    Drilling on Property
Drilling to December 31, 2022 totals 2,101 core (336,360 m), 343 percussion (8,706 m), 1,830 RC (290,098 m) and 2,130 rotary air blast (RAB) (85,979 m) drill holes. Grade control RC drilling totals 24,146 holes for 1,042,916 m. A drill summary table is presented in Table 7-1. Drill collar locations are shown in Figure 7-6 by operator.
The database that supports mineral resource estimation was closed as at May 17, 2022, and the drill summary is listed in Table 7-2. The collars of those drill holes used in mineral resource estimation are shown in Figure 7-7. Drilling that supports mineral resource and mineral reserve estimation totals 1,311 core (279,602 m), and 1,009 RC (145,660 m) drill holes. Grade control RC drilling used in the estimate totals 22,801 holes for 980,581 m.
7.2.1.2    Drilling Excluded For Estimation Purposes
Drill types other than RC and core are not used in estimation. Other drilling that is excluded from estimation support include drill holes with the following issues:
•Missing coordinates;
•No original Project topography;
•Data significantly above topography;
•Duplicated holes;
•Excessive azimuth and/or inclination deviation (>5º between intervals);
•Including positive and horizontal dip holes;
•Missing downhole survey information;
•Stockpile drilling logged as in-situ material;
•Repeated assays against certificates;

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Table 7-1:    Drill Summary Table

Year	Operator	Percussion		RAB		Core		RC		RC Grade Control		Total Holes	Total Meters
		No Holes	Meters	No Holes	Meters	No Holes	Meters	No Holes	Meters	No Holes	Meters
1970	Rosario Dominicana	343	8,706	115	6,571	—	—	—	—	—	—	458	15,277
1980		—	—	1,002	26,657	—	—	—	—	—	—	1,002	26,657
1990		—	—	325	26,419	181	23,015	67	10,090	—	—	573	59,523
1991		—	—	630	24,784	—	—	—	—	—	—	630	24,784
1995		—	—	—	—	13	477	—	—	—	—	13	477
1996		—	—	—	—	29	3,570	—	—	—	—	29	3,570
1997	MIM	—	—	—	—	31	4,600	—	—	—	—	31	4,600
1998	Genel JV	—	—	—	—	14	1,519	—	—	—	—	14	1,519
2001		—	—	—	—	6	238	—	—	—	—	6	238
2002	Placer Dome	—	—	—	—	64	4,379	—	—	—	—	64	4,379
2003		—	—	—	—	1	70	—	—	—	—	1	70
2004		—	—	55	1,230	167	18,470	—	—	—	—	222	19,700
2005		—	—	3	318	79	1,360	—	—	—	—	82	1,678
2006	PVDJ2	—	—	—	—	85	15,220	—	—	—	—	85	15,220
2007		—	—	—	—	387	70,150	—	—	—	—	387	70,150
2008		—	—	—	—	271	42,696	2	27	—	—	273	42,723
2009		—	—	—	—	18	649	—	—	—	—	18	649
2010		—	—	—	—	36	3,164	45	7,148	1,638	60,462	1,719	70,774
2011		—	—	—	—	—	—	1	30	1,034	28,002	1,035	28,032
2012		—	—	—	—	—	—	106	16,231	1,517	59,236	1,623	75,467
2013		—	—	—	—	1	151	100	17,355	1,612	67,620	1,713	85,126
2014		—	—	—	—	—	—	245	40,874	1,654	74,192	1,899	115,066
2015		—	—	—	—	—	—	225	38,601	2,286	92,002	2,511	130,603
2016		—	—	—	—	12	1,099	284	40,804	2,535	115,811	2,831	157,714
2017		—	—	—	—	49	12,995	239	40,234	1,862	85,528	2,150	138,757
2018		—	—	—	—	94	22,796	236	38,433	1,692	82,586	2,022	143,815
2019		—	—	—	—	157	40,909	200	28,594	2,042	94,930	2,399	164,433
2020		—	—	—	—	115	25,132	23	4,480	2,170	100,626	2,308	130,238
2021		—	—	—	—	114	19,089	15	2,038	2,207	92,790	2,336	113,917
2022		—	—	—	—	177	24,611	42	5,158	1,897	89,131	2,116	118,900
Total		343	8,706	2,130	85,979	2,101	336,360	1,830	290,098	24,146	1,042,916	30,550	1,764,059
Note: RAB drilling includes rotary, RAB, and churn holes.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 7-6:    Drill Collar Location Map by Operator
Note: Figure courtesy PVDJ2, 2023. BGC drilling consisted of TSF characterization and foundation investigative drilling. CGS drilling was completed in support of limestone studies. Both drill programs were completed during the time that Rosario Dominicana was operator.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Table 7-2:    Drill Summary Table Supporting Mineral Resource Estimates

Company	Core		RC		RC Grade Control		Total Holes	Total Meters
	No. Holes	Meters	No. Holes	Meters	No. Holes	Meters
Rosario	171	22,031	64	10,002	—	—	235	32,033
CGS	14	1,519	—	—	—	—	14	1,519
MIM	31	4,600	—	—	—	—	31	4,600
Genel JV	20	3,151	—	—	—	—	20	3,151
Placer Dome	150	19,745	—	—	—	—	150	19,745
PVDJ2	925	228,556	945	135,658	22,801	980,581	24,671	1,344,795
Total	1,311	279,602	1,009	145,660	22,801	980,581	25,121	1,405,843

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Figure 7-7:    Drill Collar Location Map for Drilling Supporting Mineral Resource Estimates
Note: Figure courtesy PVDJ2, 2023. Diamond = core; pre-collar included with core totals in Table 7-1.
•Assays and logging not extending to hole depth;
•Very small intervals in logging (<10 cm) or logging gaps;
•Evidence for down-hole contamination in RC drill holes.

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7.2.1.3    Drilling Since Database Close-out Date
Drilling completed since May 17, 2022 is not used in mineral resource estimation. To December 31, 2022, and after the database closeout date, PVDJ2 completed 107 core holes (15,189 m), 30 RC holes (3,756 m) and 1,205 RC grade control holes (57,127 m).
No information was provided to the QP as to whether available results for this additional drilling had been compared to the block model and geological interpretation to confirm that there were no material changes likely to either when the data were incorporated into an updated mineral resource estimate.
7.2.2    Drill Methods
7.2.2.1    Historical Drilling
Rosario Dominica employed several drilling methods including core, RC, and RAB.
The Genel JV campaigns were completed using angled HQ (63.5 mm core diameter) holes. The MIM drilling used HQ, with occasional reductions to NQ (47.6 mm) as necessary to complete the drill holes. Drilling completed by Placer Dome used NQ.
7.2.2.2    PVDJ2 Drilling
Reverse circulation drilling is carried out using 5¾ inch (146 mm diameter) and 5⅝ inch (143 mm diameter) bits. Core holes were HQ size.
7.2.3    Logging
7.2.3.1    Historical Drilling
The level of detail collected varied by drill program and operator, but generally each operator collected information on lithology, alteration, mineralization, structural features, oxidation description, and vein types. Placer Dome collected rock quality designation (RQD) measurements.
No photography was completed on drilling during the 1970s and 1980s. Core photography was completed during the Placer Dome campaigns.
7.2.3.2    PVDJ2 Drilling
Lithology, structures, mineralization, alteration and both recovery and RQD are logged by a geologist at the core shed. Logging data are captured and stored in an acQuire database. Core is photographed.

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7.2.4    Recovery
7.2.4.1    Historical Drilling
During the Rosario Dominicana campaigns, core recoveries were reported to be approximately 50% in areas of mineralization and within silicified material. Many of the holes were drilled in oxide areas now mined out. There is no information available to Newmont on core recoveries for the other historical drill programs.
7.2.4.2    PVDJ2 Drilling
Core recovery is typically good, averaging about 90%. Areas that can cause poor recoveries include weathering horizons.
7.2.5    Collar Surveys
7.2.5.1    Historical Drilling
The type of instrumentation used for surveying collar locations is not documented for the Rosario Dominicana or MIM campaigns. The Placer and Genel JV program drill collar locations were surveyed using global positioning system (GPS) instruments.
7.2.5.2    PVDJ2 Drilling
All drill hole collar locations are surveyed with high precision GPS instruments.
7.2.6    Downhole Surveys
7.2.6.1    Historical Drilling
There is no information as to any down hole surveys that may have been performed for the Rosario Dominicana and MIM campaigns. The Genel JV drill holes were surveyed, but there is no information as to the instrumentation used. The Placer Dome campaigns drill holes were down-hole surveyed at 60–75 m intervals using a Sperry Sun instrument, and azimuth readings were corrected to true north by subtracting 10°.
7.2.6.2    PVDJ2 Drilling
Downhole surveys are taken using a Reflex Gyro instrument.
7.2.7    Grade Control
In 2010, PVDJ2 started a close-spaced RC grade control program focused on the Moore and Monte Negro pit shells to better delineate the ore and improve grade prediction on a bench scale in the mining areas.

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Grid spacing was northing 15 m by easting 10 m for ore and 30 m by 20 m spacing in waste areas. The program targeted multiple benches, and drill holes could range in length from 24–48 m. Holes were angled, and samples were taken at 2 m intervals.
This RC grade control program continues to be used as part of the production mining cycle.
7.2.8    Comment on Material Results and Interpretation
Example drill sections showing the relationship of the drilling to the mineralization were included as Figure 6-10 (Moore), Figure 6-11 (Monte Negro), and Figure 6-12 (Cumba). In general, the angled drilled widths are longer when compared to true widths.
Drilling and surveying were conducted in accordance with industry-standard practices at the time the drilling as performed and provide suitable coverage of the zones of gold–silver mineralization. Collar and down hole survey methods used generally provide reliable sample locations. Drilling methods provide good core recovery. Logging procedures provide consistency in descriptions. These data are considered to be suitable for mineral resource and mineral reserve estimation.
There are no drilling or core recovery factors in the drilling that supports the estimates that are known to the QP that could materially impact the accuracy and reliability of the results.
7.3    Hydrogeology
Dewatering is undertaken to monitor pore pressure and phreatic water surfaces behind the pit slopes.
The current dewatering network comprises 13 active vertical dewatering wells currently pumping and an additional 14 vertical dewatering wells that are available but not actively pumping. Additional drilling and installations are ongoing each year to expand the capacity and replace ineffective or destroyed wells.
7.3.1    Sampling Methods and Laboratory Determinations
Surface and ground water monitoring are routinely conducted, with samples, depending on what is being monitored, that can be taken on daily, weekly, monthly, quarterly, or annual intervals. Samples are sent to ALS Dominicana S.A.S., located in Santo Domingo (ALS Dominicana) for analysis. Parameters tested include physical and chemical: Organic, inorganic, dissolved metals, total metals, hydrocarbon. The laboratory holds ISO 17025 accreditations for selected analytical techniques.
Several studies between 2004 and 2018 by Piteau Associates and Schlumberger reviewed hydraulic parameters using pumping tests, packer tests, Lefranc tests, falling head tests, evaluation of historical response of vibrating wire piezometers and open piezometers during the day-to-day operation of dewatering wells, measurement of the flow from horizontal drains and reconciliation of the flow with the structural and lithological models.
Pore pressure hydrogeological unit models were developed in 2021 in support of slope stability assessments, and are updated annually based on available vibrating wire piezometer data. There are currently more than 100 vibrating wire piezometers in operation.

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Vertical pumping wells that are placed low in the pit permit proactive dewatering of the pit floor prior to deepening. These target permeable and interconnected major fracture systems for in-pit active dewatering wells.
Active horizontal depressurization of high walls is undertaken to lower the pore pressures in materials with low storativity and transmissivity such as the carbonaceous sediments and the interlayered clays and silts. Sub-horizontal drains are drilled into the slopes on benches at different levels targeting the most critical areas in terms of slope stability and incremental movements, based on hydraulic conductivity of each unit.
7.3.2    Groundwater Models
In 2022, the first numerical groundwater model was developed by SRK Consulting considering all available data and was calibrated using over 10 years of mine development progression and monitoring data. It has validated the hydrogeological unit models, and will be updated further to provide guidance on optimal locations for pumping wells.
7.3.3    Comment on Results
To the Report date, the hydrogeological data collection programs have provided data suitable for use in the mining operations, and have supported the assumptions used in the active pits.
7.4    Geotechnical
Geotechnical drilling was completed in support of infrastructure locations and in support of pit designs.
7.4.1    Sampling Methods and Laboratory Determinations
The most recent geotechnical rock mass model was developed in 2021 based on all available geotechnical drilling investigations between 2004 and 2021. The model includes information from previous studies completed by Piteau Associates and SRK Consulting in the period 2004–2018.
The majority of the sampling and the laboratory determinations were performed at the operations by PVDJ2 personnel. There is no system for accreditation of geotechnical laboratories.
Testwork included:
•Unconfined compressive strength with Young’s Modulus and Poisson’s Ratio;
•Single- and multi-stage triaxial test for intact rock;
•Direct shear test;
•Brazilian tensile strength test;
•Point load test;
•Atterberg limits test;

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•Participle size distribution.
7.4.2    Models
A rock mass and minor structural model update was completed by Red Rock Geotechnical (Red Rock Geotechnical, 2021), which was based on all available data from 2004 to 2020, including a review of slope performance history and incorporation of learnings from instabilities on interim pit slopes.
Groundwater model updates are based on actual pore pressure monitoring data from pit slopes completed by PVDJ2 (2022b).
In 2022, a detailed numerical model was developed by SRK Consultants (SRK, 2022b) to replicate historic and predict future groundwater levels and pore pressures in the pit slopes. Red Rock Geotechnical (Red Rock Geotechnical, 2022) undertook three- and two-dimensional stability assessments for LOM open pit slopes to update slope design parameters.
7.4.3    Monitoring
Geotechnical monitoring equipment and procedures include:
•Five geotechnical slope monitoring radars;
•Bi-monthly InSAR satellite monitoring;
•Eight total station automated prism monitoring instruments;
•13 inclinometers around high-risk geologic structures;
•Canary remote monitoring and measurement of pumping wells and piezometers;
•24/7 slope radar monitoring by an external firm (Hexagon/IDS);
•24/7 monitoring by field monitoring/geotechnic staff.
7.4.4    Comment on Results
The geological hard rock setting at the Pueblo Viejo Operations is well understood and displays reasonable consistency in the various open pits located on site. Additional testing continues to confirm the consistency of material strengths and parameters.
To the Report date, the geotechnical data collection programs have provided data suitable for use in the mining operations, and have supported the assumptions used in the active operations.
The geotechnical testwork and monitoring is used in the pit designs that are discussed in Chapter 13.

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8.0    SAMPLE PREPARATION, ANALYSES, AND SECURITY
8.1    Sampling Methods
8.1.1    RC
8.1.1.1    Historical Drilling
Reverse circulation holes were generally sampled on 2 m intervals.
8.1.1.2    PVDJ2 Drilling
RC samples were on 2 m sample intervals, and were constant irrespective of changes seen in geological logging. If the drill hole had areas of poor recovery, no sample was taken.
8.1.2    Core
8.1.2.1    Historical Drilling
Core drilled by the Genel JV was split into thirds, with one third sampled, and the remaining retained as a reference. Where selected, one-third of the sample was used for metallurgical testwork purposes.
Core holes were sampled on approximately 2 m intervals. Samples could be adjusted to respect lithology or alteration contacts.
8.1.2.2    PVDJ2 Drilling
The sample intervals are generally 2 m long, with splits along major geological contacts resulting in some shorter sample intervals. The default sample interval is 1.5 m for ore intercepts and 2 m for non-ore intervals. In areas of low recovery, the sample interval is over drill run markers. One-half of the core is sampled, the other half is retained for reference.
Field duplicates are taken by splitting the sampled core by half, this process is done alongside with the main core sampling process.
8.1.3    Grade Control
Grade control samples are taken on 2 m intervals. The sampling systems currently in use are the Sandvik and Progradex; both sampling units allow bulk dry samples without discarding fine particles from a multiple tray sorter. RC field duplicates are taken with the same unit by collecting chips from the opposite tray.
8.2    Sample Security Methods
Sample collection, preparation, and transportation were performed by PVDJ2 personnel using PVDJ2 vehicles, or by the relevant commercial laboratory vehicle. Chain-of-custody procedures

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consist of sample submittal forms sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory.
8.3    Density Determinations
The density database consists of 1,744 density measurements from 285 drill holes. Density is considered under sampled. PVDJ2 advised Newmont that a program to increase density coverage is under way.
A regression-based relationship between total sulfur and density to calculate block density values, based on the estimated sulfur grade has historically been used. This relationship was last updated in 2008, and was based on 854 samples.
In support of the resource estimate in Chapter 11, the currently-available density data were merged with lithology and alteration data for evaluation and then analyzed for outliers using a modified Z-Score methodology. This flagged 24 values (≤2.201 and ≥ 3.347 t/m3) as outliers, which were excluded from further analysis.
Lithology showed the largest variation in density; however, there were a number of lithology groups that contained no or very limited density measurements (<10), so lithology was considered unsuitable for density assignment. Instead, the historical regression formula was updated based on outlier trimmed data. The resulting calculated regression formula is:
•Density = 2.714+0.017*S%.
The measured density was compared against the 2008 and the updated regression (Figure 8-1 and Figure 8-2) by the sulfur bins used for ore routing. The updated formula shows better alignment with measured values, in particular for the very low and high bins.
8.4    Analytical and Test Laboratories
The laboratories used during the various drill campaigns are summarized in Table 8-1.
8.5    Sample Preparation
Sample preparation methods for the various major sampling types is summarized in Table 8-2.
8.6    Analysis
Table 8-3 summarizes the analytical methods used over the Project history, which can vary by sample type and laboratory.

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Figure 8-1:    Scatterplot, Total Sulfur Versus Density
Note: Figure courtesy PVDJ2, 2023.
Figure 8-2:    Measured and Calculated Density by Sulfur Bin
Note: Figure courtesy PVDJ2, 2023.

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Table 8-1:    Laboratories

Operator	Laboratory Name	Purpose	Accreditations	Independent
Rosario Dominicana	Unknown	Unknown	Unknown	Unknown
	Union Assay Laboratory, Salt Lake City, Utah	Umpire	Not known	Yes
	Colorado School of Mines Research Institute	Umpire	Not known	Yes
	Hazen Laboratories	Umpire	Not known	Yes
	AMAX Research and Development Laboratory	Umpire	Not known	Yes
Genel JV	Company personnel	Primary; sample preparation	None	No
	Chemex Laboratories Ltd. Vancouver, British Columbia, Canada (Chemex)	Primary; analysis	Not known	Yes
MIM	No information
Placer Dome	ALS Chemex Laboratories Ltd., Vancouver, British Columbia, Canada (ALS Chemex)	Primary; sample preparation and analysis	ISO 9001:2008 and ISO 17025:2005	Yes
	ACME	Umpire	Not known	Yes
PVDJ2	Pueblo Viejo Assay Laboratory	Primary, sample preparation and analysis	ISO 17025:2017	No
Table 8-2:    Sample Preparation Procedures

Laboratory/Operator	Preparation Procedure	Note
Rosario Dominicana	Unknown	No information on sample preparation procedures available
Genel JV	One-third core split crushed to minus 10 mesh, homogenized by passing through a Gilson splitter three times and sub-sampled to about 400 g for assay.
ALS Chemex	Crushed to 2 mm, pulverized to 200 mesh and sub-sample of 250 g submitted for assay
Pueblo Viejo Assay Laboratory	Crushed to <2 mm (10 #), and pulverized to 85% passing 75 µm (200 #).

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Table 8-3:    Analytical Methods

Laboratory/Operator	Analytical Procedure	Note
Rosario Dominicana	Analyzed by FA for gold and silver, by LECO combustion furnace for carbon and sulfur and by AAS for copper and zinc
Union Assay Laboratory, Salt Lake City, Utah	Unknown
Colorado School of Mines Research Institute	Unknown
Hazen Laboratories	Unknown
AMAX Research and Development Laboratory	Unknown
Chemex	Samples were analyzed for gold silver, zinc, copper, sulfur, and carbon as well as 32-element ICP analysis (method G-32 ICP).
ALS Chemex	Samples were assayed for gold and silver using a 30 g FA, with a gravimetric finish (methods Au-GRA21 and Ag-GRA21); copper, zinc and iron using an ore grade assay, aqua regia digestion, AA finish (method AA46); total carbon, LECO furnace (method C-IR07); total sulfur, LECO furnace (method C-IR07); multi-element analysis was performed on 80 samples from drill hole PD02-003 using a four acid digestion followed by ICP-MS (method ME-MS61) for a 48-element suite. In 2004, every other sample from all drill holes was also analyzed using an aqua regia digest followed by ICP-MS (method ME-MS41) for a 51-element suite.	Detection limits: Au: 0.05–1,000 g/t; Ag: 5–3,500 g/t; Cu, Zn Fe, C, S: 0.01–30%
ACME	Samples were assayed for gold and silver using fire assay and gravimetry methods. Total carbon and total sulfur were analyzed using LECO.	Detection limits: Au, Ag: 0.005–10 g/t
Pueblo Viejo Assay Laboratory	Samples were assayed for gold and silver using a 15 g FA, with a gravimetric finish (methods Au_FAAAS_GV_SLD and Ag_AAS_GV); copper and zinc, using an ore grade assay, aqua regia digestion, and an AA finish (method Cu_AAS_SLD and Zn_AAS_SLD); total carbon, ELTRA analyzer (method C_Eltra_SLD); total sulfur, ELTRA analyzer (method S_Eltra_SLD).	Detection limits: Au: 0.046 ppm; Ag: 0.145 ppm; Cu: 0.003%; Zn: 0.001%; C: 0.0189%; S: 0.001%
Note: FA = fire assay, AA = atomic absorption spectroscopy, ICP = inductively coupled plasma, ICP-MS = inductively coupled plasma mass spectrometry.
8.7    Quality Assurance and Quality Control
8.7.1    Historical
A summary of the pre- PVDJ2 quality assurance and quality control measures is provided in Table 8-4.
8.7.2    PVDJ2
Insertion frequencies of QA/QC materials has varied over the course of the exploration and resource drilling programs. Earlier programs included submission of two blank, two standard and two core duplicate samples into each 75-sample batch sent to ALS Chemex. This was later modified to two blanks, three standards (commercial and custom), two half-core duplicates, two coarse duplicates and seven cleaning blanks in each 76-sample batch sent to ACME. Currently,

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three standards, three field duplicates, and two coarse blanks are inserted into each batch of 60 samples.
Blank material is limestone, sourced from the active limestone quarries. Custom standards were prepared from mineralization at Pueblo Viejo. Pulp preparation, homogenization, and round robin analyses were overseen by Smee Consulting, a third party who certified all of the in-house standards.
Monitoring is completed on a batch-by-batch basis. For check samples that fell outside of the established control limits, the cause is reviewed, and, if found not to be result of a sample number switch, the relevant batch was re-assayed. Corrective actions taken are detailed through notes in the in-house resource database and supporting documentation.
8.8    Database
There are two main datasets: one for exploration, the other for grade control. The Exploration database stores mine exploration, and reserve definition drilling data. The grade control database stores the production and infill data used for grade control, as well as condemnation drilling. Both datasets are built and managed using acQuire software for geoscientific data management. The, GIM Suite system is bundled with acQuire for data flow management and Arena software is used for reporting.
The acQuire GIM Suite is used for data checks, such as overlapping drill hole (x, y, z) coordinates in both planned and actual sets, sampling intervals, survey excessive deviations and assay QA/QC reports.
Table 8-4:    Historical QA/QC

Operator	QA/QC	Notes
Rosario Dominicana	No known QA/QC data other than re-assay data at umpire laboratories	Gold results generally corresponded well, but there were several outliers, possibly caused by sample swaps (AMEC, 2005)
Genel JV	Inserted blanks and duplicates	Good precision for gold mineralization; standard results were generally within acceptable limits. The standard dataset included many results that exceed the accepted limits, and it is not known if these samples were re-analyzed (AMEC, 2005)
MIM	No known QA/QC data
Placer Dome	Varied by campaign. Standards always inserted; later campaigns included blanks.
Standard analyses indicated acceptable precision by ALS Chemex. Blanks showed some failures, attributed to inadvertent switches of blank and standard materials (AMEC, 2005).
Umpire assays completed at ACME. Results for gold, copper, and zinc indicated no significant biases between the two laboratories. The ALS Chemex silver assays, however, averaged approximately 12% lower than ACME (AMEC, 2005).

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8.9    Qualified Person’s Opinion on Sample Preparation, Security, and Analytical Procedures
The sample preparation, analysis, quality control, and security procedures used by PVDJ2 and predecessor companies have changed over time to meet evolving industry practices. Practices at the time the information was collected were in line with then-prevailing industry-standards.
The Qualified Person is of the opinion that the sample preparation, analysis, quality control, and security procedures used in mineral resource and mineral reserve estimation are sufficient to provide reliable data to support estimation of mineral resources and mineral reserves:
•Drill collar data are typically verified prior to data entry into the database, by checking the drilled collar position against the planned collar position;
•The sampling methods are acceptable, meet industry-standard practice, and are adequate for mineral resource and mineral reserves estimation and mine planning purposes;
•The quality of the analytical data is reliable, and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards;
•PVDJ2 has used a QA/QC program comprising blank, standard and duplicate samples. PVDJ2’s QA/QC submission rate meets industry-accepted standards of insertion rates;
•Verification is performed on all digitally-collected data on upload to the main database, and includes checks on surveys, collar co-ordinates, lithology, and assay data. The checks are appropriate, and consistent with industry standards.
Density is considered under sampled. PVDJ2 advised Newmont that a program to increase density coverage is under way. Use of the currently-available data is supported by PVDJ2’s operational history of the Project.
Sulfide sulfur (S2) and organic carbon (COrg) are under-sampled relative to total sulfur (STot) and total carbon (CTot), with only around 28% of total sulfur and 23% of total carbon assays having corresponding sulfide sulfur and organic carbon values. Mineral resource estimation uses a paired estimation approach (see Chapter 11.9.2 and Chapter 11.9.3) to address this issue.

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9.0    DATA VERIFICATION
9.1    Internal Data Verification
9.1.1    Data Validation
The subset of the data that is used in Mineral Resource estimation is subject to a number of checks by PVDJ2 personnel, including:
•Collar location within reasonable limits;
•Missing collar coordinates;
•Azimuth or Inclination deviation of greater than 5o between adjacent measurements;
•Significant assay values repeated down-hole;
•Anomalous assay values;
•Missing down-hole survey information;
•Missing interval data;
•Logging or assays not extending to depth;
•Overlapping interval information;
•Assay values with “no core” logging information; if the interval does not have both assay and logging information it is excluded;
•Decay and cyclicity analysis to look for downhole contamination in RC drilling;
•Paired data analysis to look at bias between RC and core drilling.
9.1.2    Mineral Resource and Mineral Reserve Estimates
Newmont established a system of “layered responsibility” for documenting the information supporting the mineral resource and mineral reserve estimates, describing the methods used, and ensuring the validity of the estimates. The concept of a system of “layered responsibility” is that individuals at each level within the organization assume responsibility, through a sign-off or certification process, for the work relating to preparation of mineral resource and mineral reserve estimates that they are most actively involved in.
In the case of the Pueblo Viejo joint venture, mineral reserve and mineral resource estimates are prepared by PVDJ2 personnel persons at the mine site level, and are subsequently reviewed by corporate qualified persons based in Newmont’s Denver head office.
9.1.3    Reconciliation
PVDJ2 staff have performed a number of internal studies and reports in support of mineral resource and mineral reserve estimation. These include reconciliation studies, mineability and dilution evaluations, investigations of grade discrepancies between model assumptions and probe data, drill hole density evaluations, long-range plan reviews, and mining studies to meet internal financing criteria for project advancement.

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9.1.4    Subject Matter Expert Reviews
The QP requested that information, conclusions, and recommendations presented in the body of this Report be reviewed by Newmont experts or experts retained by Newmont in each discipline area as a further level of data verification.
Peer reviewers were requested to cross-check all numerical data, flag any data omissions or errors, review the manner in which the data were reported in the technical report summary, check the interpretations arising from the data as presented in the report, and were asked to review that the QP’s opinions stated as required in certain Report chapters were supported by the data and by Newmont’s future intentions and Project planning.
Feedback from the subject matter experts was incorporated into the Report as required.
9.2    External Data Verification
A review was performed of the geological model and mineral resource estimate in January 2023 by third-party consultants Snowden Optiro. No significant issues were noted by that review.
9.3    Data Verification by Qualified Person
The QP performed a site visit in November 2022 (refer to Chapter 2.4). Observations made during the visit, in conjunction with discussions with site-based technical staff also support the geological interpretations, and analytical and database quality. The QP’s personal inspection supports the use of the data in mineral resource and mineral reserve estimation, and in mine planning.
In 2020, the QP participated in a remote review, due to COVID-19 travel restrictions, of the expansion project and the associated mining studies available at the time. Since that review, however, the location of the proposed TSF was moved to the currently proposed Naranjo site.
9.4    QP Comments on “Item 12: Data Verification”
Data that were verified on upload to the database, checked using the layered responsibility protocols, and reviewed by subject matter experts are acceptable for use in mineral resource and mineral reserve estimation.

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10.0    MINERAL PROCESSING AND METALLURGICAL TESTING
10.1    Test Laboratories
There is no international standard of accreditation provided for metallurgical testing laboratories or metallurgical testing techniques.
10.1.1    Initial Plant Design
Metallurgical testwork in support of the original plant design was conducted by a number of independent laboratories or testwork facilities, including AMTEL, A.R. MacPherson Consultants Ltd., Outokumpu Technology Canada, Canadian Environmental & Metallurgical Inc., SGS Lakefield Research, CyPlus GmbH, the University of British Columbia, and SGS MinnovEX.
The Barrick Technology Centre, formerly the Placer Dome Technology Centre, which is not independent, has also undertaken testwork.
Work completed in support of the process plant design included comminution, whole ore pressure oxidation, carbon-in-leach (CIL), cyanide destruction, neutralization, iron removal, and pilot plant tests.
10.1.2    Plant Expansion
The process plant expansion project entails supplementary milling, a new flotation circuit, modifications to the existing autoclaves to cater for a greater sulfide feed plus additional oxygen generating capacity and finally several enhancements or additions to the downstream circuits to be able to cater for this increase in capacity. The expansion project is currently in the commissioning phase.
Testwork in support of the proposed process plant expansion was completed by the following independent laboratories: McClelland Laboratories (bio-oxidation), Core Metallurgy Pty Ltd (Albion process optimization), Blue Coast Research Ltd (flotation variability and optimization), AuTec (mineralogy), ALS Metallurgy – Kamloops (comminution), Bureau Veritas Metallurgy with Starkey and Associates (semi-autogenous grind (SAG) testing), SGS Lakefield (float, atmospheric pre-oxidation, pressure oxidation (POX), CIL variability), FLSmidth Minerals Testing and Research Center (POX and mineralogy variability), and University of Toronto, CERCL Ltd (microbial characterization).
Barrick’s Las Lagunas site laboratory, which is not independent, generated the testwork samples.
10.2    Metallurgical Testwork
10.2.1    Initial Plant Design
Five geometallurgical ore types were defined, two at Moore and three at Monte Negro (Table 10-1).

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Bond ball mill work index (BBWi) measurements on the five main rock types undertaken in 2004 indicated that the BBWi of the ore varied from 12.8 kWh/t to 16.1 kWh/t (average 14.4 kWh/t). The Bond rod mill Wi (RWi) varied from 14.9 kWh/t to 18.6 kWh/t. The BBWi used to size the grinding mills was the average for the hardest of the five ore types (MN-SP) and approximately the 80th percentile BBWi of all ore types.
Laboratory tests on the various ore types showed that only 10–50% of the gold and silver in the ore are free and recoverable by the CIL process at cyanide additions of 2–5 kg/t. The remainder of the gold and silver occurred as sub-microscopic particles encapsulated within pyrite mineralization and as solid solution chemically bonded into the pyrite matrix. In addition to the refractory nature of the ore, it also contained significant amounts of cyanide-consuming copper and zinc minerals, and preg-robbing carbonaceous materials in the black sedimentary ore types. The ore contained insignificant amounts of carbonate minerals. Mineralization was generally weakly acidic with a natural pH of approximately 4 to 5. The ore contained from 3–20% sulfur.
Placer Dome investigated bio-oxidation and flotation (after ultrafine grinding) as potential pre-treatment options; however, whole ore pressure oxidation was selected as the most cost-effective process for mine design. Laboratory tests also showed that pressure oxidation of the whole ore followed by CIL cyanidation of the autoclave product would recover 88–95% (average 91.6%) of the gold.
Approximately 99% sulfur oxidation was required to ensure a consistently high gold recovery. Reduction of organic carbon content by extending resident time, which corresponded with a higher sulfur oxidation, reduced the preg-robbing that occurred in the carbonaceous ores, also resulted in better gold recoveries. CIL recovery was impacted by the primary grind size. An 80% passing (P80) of 80 μm was selected as the optimum primary grind size.
Two additional stages were included in the process flowsheet:
•A hot cure stage, where slurry from pressure oxidation is held in tanks for extended periods of time (up to 12 hours) to dissolve and remove the basic ferric sulfate ahead of CIL cyanide leaching, thereby reducing lime consumption in CIL to <10 kg CaO/t ore;
•A lime boil stage, which involves heating the hot cured and washed slurry followed by lime addition to break apart the jarosite and release silver for CIL recovery.
Test work and the INCO process was effective in reducing the residual weakly acid-dissociable cyanide to <1.0 mg/L.
Significant amounts of sulfuric acid and soluble metal sulfate salts are produced during POX. The process plant confirmed the effectiveness of limestone neutralization.

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Table 10-1:    Geometallurgical Ore Types

Text Code	Geometallurgical Ore Type	Preg Rob	Description
MO-BSD	Moore black sediments	Moderate	Fine interbeds of carbonaceous shale and siltstone. Bedding is sub-horizontal and is intersected by vertical sulfide veins.
MO-VCL	Moore volcaniclastics	No	A group of volcanic (andesitic) lithology units in the Moore pit. Units include massive and fragmental volcanic flows as well as sedimentary units composed primarily of volcanic material. These units typically have lower organic carbon content.
MN-BSD	Monte Negro black sediments	Moderate	Interbeds of carbonaceous shale, siltstone, and volcanic flows. Beds are up to three meters thick and have shallow dip to the south. The carbonaceous beds are similar to MO-BSD and comprise more than 50% of MN-BSD.
MN-VCL	Monte Negro volcaniclastics	Weak	Similar to MN-BSD except that the unit is less than 30% carbonaceous beds.
MN-SP	Monte Negro spilites	No	Volcanic spilite (andesite) flows are found at depth.
The plant prior to expansion was designed to process approximately 24,000 t/d of run of mine (ROM) refractory ore. The main unit operations were crushing, grinding, high pressure oxidation, acid liquors neutralization and CIL.
The major plant bottleneck is the supply of oxygen. If the ROM feed has a low sulfide content, the plant can process over 30,000 t/d. The design basis for the oxygen plant is to provide the oxygen required to oxidize approximately 80 t/h of sulfide sulfur. This is equivalent to 1,200 t/h of feed containing 6.79% sulfide sulfur, assuming a design factor of 2.2 t of O2/t of sulfide sulfur.
10.2.2    Plant Expansion
The testwork supporting the expansion had three aims:
•Increase plant oxidation capacity;
•Maintain the current mass flows between the autoclave feed to the CIL tails discharge to limit additional capital equipment requirements in these areas;
•Define the geometallurgical precious metal recovery and hardness variability.
Testwork results are summarized in Table 10-2.

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Table 10-2:    Results of Testwork in Support of Plant Expansion

Samples	Results
2018 low grade stockpile bulk sample	Bio-oxidation achieved 1.5–21.6% oxidation in 150 days for samples crushed to passing 50 or 19 mm.
Grinding finer than 16 µm yielded no benefit for oxidation. 40% of sulfide could be oxidized in 20–24 hours regardless of concentrate sulfide content. Gold and silver recoveries by CIL on the oxidized concentrate were 83% and 87% after 72 hours of oxidation.
Depressant usage is essential to improve the concentrate quality but may not decrease mass pull. Recirculating loads yield marginal benefits. Optimum flotation generates concentrates with 90% of gold in 40% of the mass.
Pyrite is contained as fine to very fine grains mostly liberated at P80 75 µm. Pre-float collects <20 µm liberated pyrite and <10 µm pyrite in pyrophyllite and quartz.
Pyrite is contained as fine to very fine grains mostly liberated at P80 75 µm. Later stages collect significant amounts of pyrophyllite associated with pyrite.
Whole core intervals	Point load index, BBWi, SAG power index, and SMC tests completed for five whole core composites. Results consistent with other comminution testing.
Variability master composites	Mineralization was in the 19.10 percentile for hardness in the “SAGDesign” database
Gold recovery by POX CIL of a blend of partially oxidized concentrate, scavenger concentrate, and whole ore yields recovery similar to whole ore processing.
Variability drill core intervals and master composites	Tests of 127 samples, average gold recovery of 87% in 42% of the mass
Whole ore POX gold and silver recovery averaged 93.5% and 80.6%. Gold and silver recovery from concentrates averaged 95.5% and 76.6%.
Field samples	Microbes known to be active in bio-oxidation were found in field samples collected at the Pueblo Viejo mine.
Plant samples	80% of gold could be recovered from a concentrate if it were run at 14 t/h through Isamill and oxidation tanks.
10.3    Recovery Estimates
The recovery curves and formula have been updated since the initial feasibility study and indicate a reasonable correlation between predicted and actual results.
Forecast average LOM recoveries for the expanded plant are approximately:
•Gold: 90%;
•Silver: 65%.
10.4    Metallurgical Variability
10.4.1.1    Initial Plant Design
Samples selected for metallurgical testing during feasibility and development studies were representative of the various types and styles of mineralization within the deposit. Samples were selected from a range of locations within the deposit zones. Sufficient samples were taken so that tests were performed on sufficient sample mass.

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10.4.1.2    Plant Expansion
Samples supporting the planned expansion were sourced from:
•Two different bulk samples from trenches, representing low grade stockpiles. The medium-grade and high-grade stockpiles were not included in the sampling and drilling programs since these would be processed in the current plant before the expansion project studies were completed;
◦The 2017 representative bulk sample was created by combining trench samples collected from 18 locations around the stockpiles;
◦The 2018 representative bulk sample was created by combining trench samples collected from 27 locations around the stockpiles;
•Sonic drilling of stockpile material;
◦Completion in 2018 of 80 drill holes targeting the low gold grade (L1 < 7.0% total sulfur, L2 between 7.0% to 8.5 total sulfur and L3 > 8.5% total sulfur) areas of the low-grade stockpile;
•Drill core;
◦69 intervals, each 6 m in length, were selected from core drilling that was completed during the 2017 and 2018 drilling campaigns.
The materials tested were considered to represent the variation that was found in the stockpile in terms of gold, silver, copper and sulfide.
10.5    Deleterious Elements
There are no deleterious elements from a processing perspective. Elements such as total carbon, organic carbon, total sulfur, and sulfide sulfur are managed using blending.
10.6    Qualified Person’s Opinion on Data Adequacy
The QP notes:
•Much of the gold and silver occurs as sub-microscopic particles encapsulated within the pyrite mineralization and as solid solution chemically bonded into the pyrite matrix. In addition to the refractory nature of the ore, it also contains significant amounts of cyanide-consuming copper and zinc minerals, and preg-robbing carbonaceous materials in the black sedimentary ore types;
•Metallurgical testwork completed on the Project is appropriate to establish optimal processing for the different mineralized zones and stockpiled materials that will be treated over the LOM;
•Testwork was completed on mineralization that is typical of the geometallurgical domains;
•The mill throughput and associated recovery factors are considered appropriate to support mineral resource and mineral reserve estimation, and mine planning;

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•Forecast average LOM recoveries for the expanded plant are approximately 90% for gold and 65% for silver.
Industry-standard studies were performed as part of process development and facility designs.
Testwork programs, both internal and external, continue to be performed to support current operations and the expansion project. From time to time, this may lead to requirements to adjust cut-off grades, modify the process flowsheet, or change reagent additions and process parameters to meet production and economic targets.
Based on these checks, the metallurgical testwork and reconciliation and production data support the estimation of mineral resources and mineral reserves, and the metallurgical inputs to the economic analysis.

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11.0    MINERAL RESOURCE ESTIMATES
11.1    Introduction
The close-out date for the database used in mineral resource estimation is May 17, 2022.
Geological models were constructed using Leapfrog geological modeling software. Block models were built using Vulcan software with cell dimensions that were appropriate to the deposit style, orientation and dimensions of the mineralization. Selectivity during mining, mining method, equipment size and bench height were also taken into account when determining the parent cell size of 10 x 10 x 10 m. Two sub-block sizes were used to better represent volumes of thin, high-grade mineralization, one at 5 x 5 x 5 m, the second at 2.5 x 2.5 x 2.5 m. The block model encompasses the Monte Negro, Moore, and Cumba zones.
11.2    Geological Models
Lithology, structural and alteration models were constructed:
•Lithology: semi-implicit model snapped to drill hole contacts. 42 logged lithologies in the data simplified to 17 lithology groups;
•Structure: Monte Oculto fault surface as primary control, other structures as discussed in Chapter 6.3.2;
•Alteration: five groups, based on grade and alteration assemblages.
All modelling was completed using a combination of grade control, exploration logging, bench face, structural, and pit mapping.
11.3    Exploratory Data Analysis
Alteration was determined to be the main driver for the gold, silver, copper and total sulfur domains, with only a minor influence from lithology. Lithology was the primary influence on total carbon.
A 1 g/t Au grade shell was constructed to constrain gold estimation in two domains, Au3 and Au4, where bimodal distributions interpreted to have resulted from overprinting acid alteration were identified.
The grade profiles across domain boundaries were examined to assess the appropriate boundary type for estimation, using contact plots. A mix of boundary types were observed. In the cases where only limited samples were in contact, hard boundaries were applied.
11.4    Density Assignment
Density was assigned to the blocks in the block model based on a linear relationship with sulfur.

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11.5    Grade Capping/Outlier Restrictions
Two capping methodologies, probability plots and decile analysis, were used to statistically assess the data. The top 5% of data by domain were statistically and spatially reviewed.
Gold was capped by domain, with caps ranging from 10–90 g/t Au. Silver caps ranged from 72–600 g/t Ag by domain.
Capping in the lower-grade domains removed a larger percentage of the gold metal (approximately 2.0–4.4%) relative to higher-grade domains, but these high grades in the low-grade domains represent metal at risk. Caps for silver show similar reductions as for gold, with globally 0.03% of the data (199 data points) and 0.9% of the metal capped.
Overall, for silver, 41% of the metal and mean grade was from the top 5% of data, while for gold, 30% of the metal and 29% of the mean grade came from this portion of the data. The higher-grade domains had 23–28% of the metal and mean grade for this portion of the population for gold and 32–39% for silver. Statistically the lower-grade domains, for gold and silver, all showed >50% of the metal and >50% of the mean grade was from the top 5% of data in the domains.
No top cuts were applied to sulfur (total and sulfide sulfur) or carbon (total and organic carbon), as these elements are considered deleterious in ore processing and blending. PVDJ2 considered that non-capping generated an appropriately conservative estimate for these elements.
11.6    Composites
The raw assay data were composited to 2 m down-hole composites, independent of lithology and alteration. The composites were flagged by the alteration and lithology wireframes and domains were assigned based on the flagged values.
11.7    Variography
Three dimensional correlogram models were generated for both gold and silver using Sage2001 software. The nugget effect was based on the apparent nugget from the down-hole correlograms and used to fit the final model. The modelled nugget was between 0.15–0.3 for gold and 0.2–0.3 for silver, which is considered appropriate for this style of mineralization. The variogram ellipses were visualized to check that they were aligned with the interpreted structural and alteration controls on mineralization.
Experimental variograms were calculated and modelled for sulfur in Snowden Supervisor software. Nugget values were determined from downhole variograms, and spatial continuity directions and model were obtained from variogram maps. Directions of spatial continuity modelled were compared visually with the extension of high-grade zones from the composites and the distances observed from the correlation ranges from the variogram models.
Experimental variograms were calculated and modelled for carbon in Supervisor software. Nugget values were determined from the apparent nugget from the down-hole correlograms and used to fit the final model. Visual review of grades and lithology trends were used to maximize continuity.

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11.8    Locally-Varying Anisotropy
A locally-varying anisotropic approach was used to define search orientations based on the structures discussed in Chapter 6.3.2.
11.9    Estimation/Interpolation Methods
11.9.1    Gold and Silver
Gold and silver grades were estimated to the block model using ordinary kriging (OK). The estimates were sub-divided into the footwall and hanging wall of the Monte Oculto Fault and internal and external to the 1.0 g/t grade shell where appropriate. The silver estimate used the same parameters as the gold estimate, except for the high-yield limit values.
Second and third estimation passes, using expanded searches and reduced composite requirements were also run to fill blocks. Any estimated blocks remaining were manually set by script to 0.005 g/t for both gold and silver. The final estimation plan for each domain was derived by “tuning” the estimate to match the theoretical distribution derived from HERCO analysis.
11.9.2    Sulfur
Due to the low overall volume of sulfide sulfur assays, relative to total sulfur, estimates were completed in two phases. Initially a total and sulfide sulfur OK estimate was performed using only paired data. A total sulfur estimate was completed using all available total sulfur data. The linear relationship derived from the paired estimate was then used to calculate a sulfide sulfur value against this estimate.
11.9.3    Carbon
Carbon was estimated using OK. An additional carbon estimate was performed using only paired data where organic carbon was also present. Due to the very low volume of organic carbon assays (11% of the composites with total carbon also have organic carbon analyses) this estimate is considered significantly lower quality but retains the requirement that a fractional assay will always be lower than a total assay. The paired carbon/organic carbon estimate was refined using grade–tonnage curves and comparing against a nearest-neighbor (NN) paired analysis and the total carbon analyses. No global bias was seen in any domain.
A ratio was then calculated from the paired estimate and used to assign organic carbon values. Un-estimated blocks for carbon and assigned organic carbon were set to ½ the lower detection limit of 0.01% C.
Validations of this approach using grade–tonnage curves of estimated organic carbon, paired organic carbon, calculated organic carbon, and NN organic carbon showed very similar grades at a zero cut-off, implying no global bias. The estimate of organic carbon compared to the co-estimated organic carbon is very similar, with the only differences being due to the estimation method.

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11.10    Block Model Validation
Model validation processes included:
•A NN estimate on capped 10 m composites to provide a declustered distribution for HERCO and swath plots;
•An inverse distance to the third power (ID3) estimate as an alternative estimation method;
•An uncapped estimate to quantify the amount of metal removed by capping;
•Visual checks of estimate in both plan and section against composite data and NN estimate;
•Checks for global bias, by comparison of mean grades at zero cut-off against the NN model;
•Checks for local bias, by swath plots in easting, northing, and elevation;
•Comparison of OK estimates to an alternative ID3 estimate;
•Comparison of the top 5% of blocks against high-grade composites;
•HERCO analysis to validate estimate smoothing against the selective mining unit.
The check showed that the models were acceptable for use in mineral resources and mineral reserve estimation.
11.11    Stockpiles
Mineralized material from mining has been stockpiled on-site and segregated for future processing. The stockpiles were modelled using a combination of surveys to create volumes, and ore-control grade and material types, which were tracked from the source polygon to the dumped location. A sonic drill program was used to provide additional data for stockpile modelling.
This information was collated into a stockpile block-model for reporting and reclaim planning. Stockpile locations are provided in Figure 11-1.

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Figure 11-1:    Stockpile Location Map

374800
375200
375600
376000
376400
376800
2097300
2096600
2095900
2095200
2094500
Legend
Low Grade Stockpiles
Monte Negro Pit
Pit Office
Moore Pit
1:8,500
December 2022

Note: Figure courtesy PVDJ2, 2023.

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11.12    Classification of Mineral Resources
11.12.1    Mineral Resource Confidence Classification
Classification within the block model was assigned by setting up an estimate with an isotropic search and requiring a minimum and maximum of three drill holes to estimate a block (Table 11-1). The stored average distance was then used to classify the blocks.
This raw classification was smoothed to remove isolated blocks using the Vulcan Categorical Smoothing (BlockMaps) tool and a 3 x 3 x 3 moving window.
Material in stockpiles was classified as indicated mineral resources, due to uncertainties relating to carbon estimates and sulfur degradation impacting process recoveries.
A quantitative assessment of geological risk was undertaken. Primary risks to resource quality include quantity and spacings of drill data, geological knowledge, geological interpretation and grade estimates. All identified risks are within acceptable tolerances.
11.12.2    Uncertainties Considered During Confidence Classification
Following the analysis in Chapter 11.12.1 that classified the mineral resource estimates into the measured, indicated and inferred confidence categories, uncertainties regarding sampling and drilling methods, data processing and handling, geological modelling, and estimation were incorporated into the classifications assigned. The areas with the most uncertainty were assigned to the inferred category, and the areas with fewest uncertainties were classified as measured.
11.13    Reasonable Prospects of Eventual Economic Extraction
11.13.1    Input Assumptions
Mineral resources were constrained within a conceptual pit shell that used the parameter assumptions listed in Table 11-2.
11.13.2    Commodity Price
Commodity prices used in resource estimation are based on forecasts provided by Barrick management. An explanation of the derivation of the commodity prices is provided in Chapter 16.2. The estimated timeframe used for the price forecasts is the 22-year LOM that supports the mineral reserve estimates.
Table 11-1:    Mineral Resource Classification Within Block Model

Classification	Drill Hole Spacing (m)	No. of Drill Holes	Average Distance (m)
Measured	≤30	3	21
Indicated	≤70	3	49
Inferred	≤150	3	105

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Table 11-2:    Conceptual Pit Parameter Input Assumptions

Area	Item	Units	Value
Overall slope angles	Range from/to	º	16–49
Metallurgical recoveries (average, LOM)	Gold	%	90
	Silver	%	65
Costs	Mining cost, ore	US$/t	3.10
	Mining cost, waste	US$/t	3.91
	Mining cost, incremental	US$/t	-0.85
	Mill processing cost (fixed and variable)	US$/t	33.98
	Limestone	US$/t	2.25
	Operational support G&A	US$/t	4.15
	Rehandle cost	US$/t	1.47
	Incremental TSF sustaining cost	US$/t	2.40
	Sustaining capital allocation (other)	US$/t	0.79
	Closure	US$/t	01.00
	Bullion transport and refining costs	US$/oz recoverable gold	0.49
	Royalty	%	3.2
Commodity prices	Gold	US$/oz	1,700
	Silver	US$/oz	21
Exchange rate		Dominican peso to US$	60
Note: G&A = general and administrative.
11.13.3    Cut-off
The resources are reported at varying cut-off values, which are based primarily on the sulfur grade of the material type being mined. Given the processing costs are dependent on the sulfur grade and recoveries vary with material type, the NSR cut-off grade for a block with an average sulfur grade of 8.2% is approximately US$45.23/t.
PVDJ2 uses a cash-flow optimization methodology for cut-off determination. The revenue for each block within the mineral resource pit limit is compared to the cost of processing the specific block. Those blocks that produce a revenue greater than the processing costs are flagged as potential plant feed and tabulated as mineral resources. Blocks where the revenue does not exceed the processing cost are flagged as waste.
11.13.4    QP Statement
The QP is of the opinion that any issues that arise in relation to relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work. The mineral resource estimates are performed for deposits that are in a well-documented geological setting; the district has seen nearly a decade of active open pit operations conducted by PVDJ2; PVDJ2 is familiar with the economic parameters required for successful operations in the Dominican Republic area; and PVDJ2 has a history of being able to obtain and maintain permits, social license and meet environmental standards in the Dominican Republic. There is sufficient time in the 22-year timeframe considered for the commodity price forecast for PVDJ2 to address any issues that may arise, or perform appropriate additional drilling, testwork and engineering studies to mitigate identified issues with the estimates.

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11.14    Mineral Resource Statement
Mineral resources are reported using the mineral resource definitions set out in SK1300 on a 100% basis. Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator. The estimates are current as at December 31, 2022. The reference point for the estimates is in situ. Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
The measured and indicated mineral resource estimates for the Pueblo Viejo Operations are provided in Table 11-3. The inferred mineral resource estimates are included in Table 11-4.

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Table 11-3:    Measured and Indicated Mineral Resource Statement

Area	Measured Mineral Resources					Indicated Mineral Resources					Measured and Indicated Mineral Resources
	Tonnage (t x 1,000)	Gold Grade (g/t)	Contained Gold (oz x 1,000)	Silver Grade (g/t)	Contained Silver (oz x 1,000)	Tonnage (t x 1,000)	Gold Grade (g/t)	Contained Gold (oz x 1,000)	Silver Grade (g/t)	Contained Silver (oz x 1,000)	Tonnage (t x 1,000)	Gold Grade (g/t)	Contained Gold (oz x 1,000)	Silver Grade (g/t)	Contained Silver (oz x 1,000)
Open pit	18,400	1.43	850	7.68	4,530	80,900	1.51	3,930	8.27	21,500	99,200	1.50	4,770	8.16	26,030
Stockpile	—	—	—	—	—	2,200	1.37	100	8.49	600	2,200	1.37	100	8.49	600
Grand Total	18,400	1.43	850	7.68	4,530	83,100	1.51	4,020	8.28	22,100	101,400	1.49	4,870	8.17	26,630
Table 11-4:    Inferred Mineral Resource Statement

Area	Inferred Mineral Resources
	Tonnage (t x 1,000)	Gold Grade (g/t)	Contained Gold (oz x 1,000)	Silver Grade (g/t)	Contained Silver (oz x 1,000)
Open pit	7,600	1.8	430	10.5	2,570
Stockpile	—	—	—	—	—
Grand Total	7,600	1.8	430	10.5	2,570
Notes to accompany mineral resource tables:
1.Mineral resources are current as at December 31, 2022. Mineral resources are reported using the definitions in SK1300 on a 100% basis. Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator. The Qualified Person responsible for the estimate is Mr. Donald Doe, RM SME, Group Executive, Reserves, a Newmont employee.
2.The reference point for the mineral resources is in situ.
3.Mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
4.Mineral resources that are potentially amenable to open pit mining methods are constrained within a pit shell. Parameters used are shown in Table 11-2.
5.Tonnages are metric tonnes rounded to the nearest 100,000. Gold and silver grades are rounded to the nearest 0.01 gold grams per tonne. Gold and silver ounces are estimates of metal contained in tonnages and do not include allowances for processing losses. Contained (cont.) gold and silver ounces are reported as troy ounces, rounded to the nearest 10,000. Rounding of tonnes and contained metal content as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Due to rounding, some cells may show a zero (“—”). The rounding methodology used may result in differences in some numbers when the mineral resource estimates disclosed by Newmont are compared the mineral resource estimates disclosed by Barrick.

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11.15    Uncertainties (Factors) That May Affect the Mineral Resource Estimate
Areas of uncertainty that may materially impact the mineral resource estimates include:
•Changes to long-term commodity price assumptions;
•Changes in local interpretations of mineralization geometry and continuity of mineralized zones;
•Changes to geological shape and continuity assumptions;
•Changes to metallurgical recovery assumptions;
•Changes to the operating cut-off assumptions for mill feed or stockpile feed;
•Changes to the input assumptions used to derive the conceptual open pit outlines used to constrain the estimate;
•Changes to the cut-off grades used to constrain the estimates;
•Variations in geotechnical, hydrogeological and mining assumptions;
•Changes to governmental regulations;
•Changes to environmental assessments;
•Changes to environmental, permitting and social license assumptions.
As noted in Chapter 8.3, density is considered under sampled. PVDJ2 advised Newmont that a program to increase density coverage is under way. Use of the currently-available data is supported by PVDJ2’s operational history of the Project.

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12.0    MINERAL RESERVE ESTIMATES
12.1    Introduction
Measured and indicated mineral resources were converted to mineral reserves. Mineral reserves include mineralization within the Monte Negro, Moore, and Cumba open pits, and stockpiled material. All inferred blocks are classified as waste in the cashflow analysis that supports mineral reserve estimation.
12.2    Pit Optimization
Economic pit shells were generated using the Lerchs–Grossmann algorithm within Whittle software and then used in the open pit mine design process and mineral reserve estimation.
Pit shell generation was constrained by infrastructure and permitting limits where applicable. Pit shells were based on a combination of measured, indicated, and Inferred mineral resources. The inclusion of inferred is only for ultimate pit limit determination purposes, and no Inferred material is included in the mineral reserves or contributes to revenue in economic analysis supporting the mineral reserves.
Grades relevant to the economic value calculation for each block are gold, silver, sulfide and sulfur. Various economic parameters were used to estimate the block value and resultant ore or waste categorization of the blocks within the ultimate pit shell.
12.3    Optimization Inputs and Assumptions
The pit slope, metallurgical recovery, and commodity price optimization inputs are summarized in Table 12-1.
Mining considerations included:
•Operational considerations with respect to active mining area interaction and ramp usage from the exit from the pit bottom;
•Ramp connections, ramp placement, and ramp exits;
•Minimum mining width of 50 m;
•The existing topography and target final pit limits.
Pit designs are full crest and toe detailed designs with final ramps based on the selected optimum pit shells. Pit designs honor geotechnical guidelines.
Metallurgical recoveries will vary depending on the process stream to which the material is directed. Given the processing costs are dependent on the sulfur grade and recoveries vary with material type, the NSR cut-off grade for a block with an average sulfur grade of 8.2% is approximately US$45.23/t. The LOM plan average process recoveries for pit and stockpile feed are forecast at 90% for gold and 65% for silver.

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Table 12-1:    Optimization Input Parameters

Area	Item	Units	Value
Overall slope angles	Range from/to	º	16–49
Metallurgical recoveries (average, LOM)	Gold	%	90
	Silver	%	65
Costs	Mining cost, ore	US$/t	3.10
	Mining cost, waste	US$/t	3.91
	Mining cost, incremental	US$/t	-0.81
	Mill processing cost	US$/t	33.98
	Limestone	US$/t	2.25
	Operational support G&A	US$/t	4.15
	Rehandle cost	US$/t	1.47
	Incremental TSF sustaining cost	US$/t	2.40
	Sustaining capital allocation (other)	US$/t	0.79
	Closure	US$/t	1.00
	Bullion transport and refining costs	US$/oz recoverable gold	0.49
	Royalty	%	3.2
Commodity prices	Gold	US$/oz	1,300
	Silver	US$/oz	18
Exchange rate		Dominican peso to US$	60
Note: G&A = general and administrative
The mine plan is based on a mill throughput assumption of approximately 14 Mt/a.
12.4    Ore Loss and Dilution
The block model used for mine planning has a regular block size of 10 x 10 x 10 m which represents a practical mining unit size, suitable for the equipment in use at the operation. Grades are smoothed over this block size, with the mining recovery and dilution being considered inherent with the resource model block.
No additional mining recovery or dilution assumptions were applied for the optimization and block value calculations.
12.5    Stockpiles
Stockpile estimates were based on truck dispatch data.
Stockpiles were typically established with similar material types, although given the large volumes and limited areas for storage, there are various ore types and grade categories interspersed throughout the stockpiles; occasionally with low grade material stockpiles overlaying higher grade portions.

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Material in stockpiles was classified as probable mineral reserves, due to uncertainties relating to carbon estimates and sulfur degradation impacting process recoveries.
12.6    Mineral Reserves Statement
Mineral reserves are reported using the mineral reserve definitions set out in SK1300 on a 100% basis. Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator. Mineral reserves are current as at December 31, 2022. The reference point for the mineral reserve estimate is as delivered to the process facilities.
Mineral reserves are reported in Table 12-2.
12.7    Uncertainties (Factors) That May Affect the Mineral Reserve Estimate
Areas of uncertainty that may materially impact all of the mineral reserve estimates include:
•Changes to long-term metal price and exchange rate assumptions;
•Changes to metallurgical recovery assumptions;
•Changes to the input assumptions used to derive the mineable shapes applicable to the open pit mining methods used to constrain the estimates;
•Changes to the forecast dilution and mining recovery assumptions;
•Changes to the cut-off values applied to the estimates;
•Variations in geotechnical (including seismicity), hydrogeological and mining method assumptions;
•Changes to environmental, permitting and social license assumptions.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Table 12-2:    Mineral Reserves Statement

Area	Proven Mineral Reserves					Probable Mineral Reserves					Proven and Probable Mineral Reserves
	Tonnage (t x 1,000)	Gold Grade (g/t)	Contained Gold (oz x 1,000)	Silver Grade (g/t)	Contained Silver (oz x 1,000)	Tonnage (t x 1,000)	Gold Grade (g/t)	Contained Gold (oz x 1,000)	Silver Grade (g/t)	Contained Silver (oz x 1,000)	Tonnage (t x 1,000)	Gold Grade (g/t)	Contained Gold (oz x 1,000)	Silver Grade (g/t)	Contained Silver (oz x 1,000)
Open pit	58,800	2.29	4,320	12.94	24,460	137,400	2.15	9,510	12.84	56,690	196,200	2.19	13,830	12.87	81,150
Stockpile	—	—	—	—	—	95,400	2.17	6,670	15.10	46,310	95,400	2.17	6,670	15.10	46,310
Grand Total	58,800	2.29	4,320	12.94	24,460	232,800	2.16	16,170	13.76	103,000	291,600	2.19	20,490	13.60	127,460
Notes to accompany mineral reserves table:
1.Mineral reserves current as at December 31, 2022. Mineral reserves are reported using the definitions in SK1300 on a 100% basis. Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator. The Qualified Person responsible for the estimate is Mr. Donald Doe, RM SME, Group Executive, Reserves, a Newmont employee.
2.The reference point for the mineral reserves is the point of delivery to the process plant.
3.Parameters used are shown in Table 12-1.
4.Tonnages are metric tonnes rounded to the nearest 100,000. Gold and silver grades are rounded to the nearest 0.01 gold grams per tonne. Gold and silver ounces are estimates of metal contained in tonnages and do not include allowances for processing losses. Contained (cont.) gold and silver ounces are reported as troy ounces, rounded to the nearest 10,000. Rounding of tonnes and contained metal content as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Due to rounding, some cells may show a zero (“—”). The rounding methodology used may result in differences in some numbers when the mineral resource estimates disclosed by Newmont are compared the mineral resource estimates disclosed by Barrick.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

13.0    MINING METHODS
13.1    Introduction
Open pit mining is conducted using conventional techniques and an Owner-operated conventional drill, blast, truck and shovel fleet.
13.2    Geotechnical Considerations
The four main geotechnical domains in the open pit are summarized in Table 13-1, and domain locations are shown in Figure 13-1. Slope designs assume the following parameters:
•Shallow slopes (inter-ramp angle (IRA): 16°) for carbonaceous sediments susceptible to sliding along weak fabrics and governed by the need to achieve stable inter-ramp and overall slopes;
•Moderate slopes (IRA: 26–38°) in cover and clays of up to four benches and for carbonaceous sediments that are not susceptible to sliding along weak fabrics;
•Steep slopes (IRA: >40°) in volcanic rocks and limestones are governed by the need to manage short-term rock fall risks and maintain productivity.
Geotechnical berms associated with maximum inter-ramp slope heights (or stack heights) were introduced into the designs to improve overall mine design reliability by vertically separating slopes for planned geotechnical risk management and as a provision for mine dewatering infrastructure.
Additional investigative drilling and ground characterization and the installation of pore pressure monitoring instrumentation were performed by PVDJ2 personnel and third-party consultants, SRK Consultants. Rock mass and minor structure model updates were performed by third-party consultants, Red Rock Geotechnical.
PVDJ2 considers that the slope design parameters and depressurization strategy adopted for the life-of-mine plan are appropriate for the Project. The current parameters are more conservative than previously proposed, and are designed to incorporate residual risks and uncertainty through the introduction of geotechnical berms (or slope decoupling berms).
13.3    Hydrogeological Considerations
Pumping rates for the Monte Negro and Moore pits range from 7–10 L/s and 12–17 L/s, respectively, depending on availability of storage and pump utilization.

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Table 13-1:    Geotechnical Parameters

Unit	Note
Cover and clays	Saprolites, highly weathered rocks in the open pit, and quarry clays. Very weak, with UCS of ≤2 MPa
Carbonaceous sediments	Weak to very weak, with UCS typically ranging from 8–20 MPa and GSI ranging from 37–48. Highly anisotropic, extremely weak and persistent fabric of bedding planes and sub-parallel faults and shears dipping to the southwest. Friction angles typically ranging from 17–19°. Carbonaceous sediments are low permeability and difficult to depressurize in a tropical setting with continuous groundwater recharge from precipitation. The north and east walls of the pit require active dewatering and horizontal drains to maintain reduced pore pressures. The majority of outcrops in the LOM plan occur on the north and east walls within the Moore and Monte Negro zones, where susceptibility to instability along the extremely weak fabric is most prominent. Instability has occurred several times in previous interim pit slopes.
Volcanic rocks	UCS is >30 MPa. GSI ranges from 50–65. Volcanic rocks are generally considered isotropic, with geological structures being less persistent and more variable in their orientation. Depressurizes relatively quickly with the existing pumping and horizontal drilling practices.
Limestone	Typical UCS of 70 MPa and GSI of 60. Mildly anisotropic. Bedding dips southwest. Depressurizes relatively quickly with the existing pumping and horizontal drilling practices.
Note: UCS = unconfined compressive strength; GSI = geological strength index.
Figure 13-1:    Geotechnical Domains

Monte
Negro
2096000 N
VOL
CS-P
2095000 N
CS-T
San Juan
Q-CL
Moore
2094000 N
LS-P
LS-RM
Las
Lagunas
LS-RM
2093000 N
372000 E
373000 E
374000 E
375000 E
376000 E
377000 E

Note: Figure courtesy PVDJ2, 2023.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

13.4    Operations
The remaining mine life is projected to be 19 years, until 2041. Processing of low-grade stockpiles will continue to 2044 with limestone mining completing in 2043.
A stockpiling strategy is practiced. The mine plan considers the value of the blocks mined on a continuous basis, together with an assessment of the expected doré quality. From time to time, material with a lower NSR value will be stockpiled to bring forward the processing of higher-value ore earlier in the LOM.
The LOM plan assumes a nominal rate of approximately 14 Mt/a milling throughput until the end of 2037 with milling rates decreasing until 2044, the end of mine life. The total tonnage moved is variable and is based on levelling haulage truck requirements.
A final pit layout plan showing the pit phases is provided in Figure 13-2.
Operations use a standard drill-and-blast, truck-and-shovel configuration. The ramp design comprises two traffic lanes, safety berms and ditches. The final pit design is based on the following design parameters:
•Bench height is 10 m for pits, single and double-benching by sectors;
•Main haul roads are designed with 35 m width and maximum 10% gradient;
•Roads within the carbonaceous sediments geotechnical domain are designed to be 40 m for residual geotechnical risk;
•In-pit single-lane haul roads (typically to within 3 x 10 m benches of pit bottom) have a design width of 20 m and a maximum gradient of 12%;
•The minimum mining width for phase design is in general targeted to be 60 m; however, locally can reduce to 40 m.
13.5    Blasting and Explosives
Blasting patterns are designed to accommodate various drilling equipment with consideration to factors including geotechnics, material type and hardness, and ore location. Blast holes are drilled using a variety of drill hole diameters and hole depths based on the objective and expected results.
Explosives are supplied and loaded into blast holes by an explosive’s contractor. Emulsion or ammonium nitrate/fuel oil (ANFO) is used, depending on the blasting conditions, together with various packaged explosives and initiation systems as required. Appropriate powder factors are used to match ore, and waste types based on required fragmentation and other outcomes.

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Figure 13-2:    Final Pit Layout Plan
Note: Figure courtesy PVDJ2, 2023. Grid squares indicate scale. Map north is to top of map as shown by grid northing co-ordinates.
13.6    Grade Control
Grade control is achieved through a close-spaced RC grade control program that uses a grid spacing of 15 m (northing) by 10 m (easting) for ore and a grid spacing of 30 m (northing) by 20 m (easting) in waste areas. Multiple benches are targeted using 24–48 m long angled holes. Samples are taken on a 2 m interval.
13.7    Stockpiles
Stockpiles are designed to be reclaimed in various phases throughout the LOM. A stockpile optimization was performed as guidance for stockpile phase sequencing. The typical stockpile design is based on a bench height of 10 m and a 7 m berm width.
The LOM plan requires stockpiling of approximately 185 Mt in stockpiles.

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13.8    Waste Rock Storage Facilities
As part of the closure requirements pertinent to environmental permitting, all potentially acid generating (PAG) waste must be stored in anaerobic conditions to minimize the acid generating potential. Typically, PAG waste and tailings are sent to the TSF facilities but disposal can also include back-filling the mined-out pits to an elevation below the natural water table level.
Due to sequencing of the completion of the Llagal TSF and the commissioning of the Naranjo TSF, PAG waste has had to be temporarily stored in above-ground facilities. The PAG waste will be ultimately rehandled into in-pit voids and the Naranjo TSF. The Hondo PAG facility can store about 150 Mt of PAG waste and low-grade ore. The key design considerations for this facility are acid rock drainage surface water runoff management and geotechnical constraints.
Pit backfilling is expected to start in 2030 and continue until the end of the LOM, with a planned capacity of 163 Mt of PAG waste. The Naranjo TSF is expected to be able to receive PAG waste in 2025, with tailings storage commencing in 2027. To minimize mining costs, a near-pit crusher with an overland conveyor system to a bulk material stacking system will be constructed. Construction is expected to start in 2025.
NAG waste material is currently placed mined-out areas of the open pits. After 2025, all NAG material resulting from the quarries and pits will be deposited in a NAG stockpile to be located to the northwest of the open pits, or placed within mined-out sections of the quarries, when available.
The waste rock storage facilities are based on typical design considerations of a 20 m bench height and a 14 m bench width. NAG facility designs include closure considerations such as final reclamation slopes and surface drainages for revegetation.
The LOM plan requires placement of about 517 Mt in waste rock storage facilities (WRSFs).
13.9    Limestone Quarries
Limestone is extracted from quarries to support the LOM process plan, and the proposed TSF expansion. The limestone is classified as either quality limestone or NAG waste. Waste rock from the quarries is generally classified as NAG, and taken to dedicated NAG storage facilities.
Quarry designs and extents are designed using commercial mining software. The limestone quarry production schedule is based on process plant requirements and the material requirement for TSF construction activities.
Blasthole sampling is used to determine the CaO/SiO2. However, the clay content is visually logged. The estimated tonnages of available limestone are based on approximately 150 m spaced drilling. This spacing is sufficient to locate and model the limestone lithologies; however, the logging does not allow for limestone quality to be assessed. The quality can only be assessed once clay logging data are available. Currently the limestone models use a “call factor” based on historical performance to derive quantities of different limestone quality for longer-term planning purposes.
A combined total of 474 Mt of material will be mined from the quarries over the LOM; of this total, 293 Mt is considered to be quality limestone for processing and other requirements such as TSF construction.

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13.10    Production Schedule
The LOM plan is based on a detailed blend sequence that incorporates open pit mining, and stockpile reclaim phases and deposition schedules. The personnel requirements for LOM mine operations including mine operation/maintenance and mine technical services is 1,270.
Table 13-2 is a summary of the LOM mining and processing schedule.
13.11    Mining Equipment
The mine operations use conventional drilling, blasting, truck, and loader methods with various ancillary support equipment (Table 13-4).
The primary production fleet also supports the limestone quarries. Ancillary activities are performed by PVDJ2 or third-party contractors. Ancillary equipment consists of small excavators, Caterpillar (CAT) D10 dozers, wheel dozers, CAT 16 motor graders, 777 water carts, and smaller front-end loaders.
As mining quantities increase, the number of trucks required will also increase. The LOM forecast assumes that a maximum of 66 trucks will be needed in 2034, and an additional shovel will be required in 2025.
13.12    Personnel
The personnel requirements for LOM mine operations including mine operation/maintenance and mine technical services is 1,270.

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Table 13-2:    LOM Production Schedule (2023–2031)

	Units	LOM	2023	2024	2025	2026	2027	2028	2029	2030	2031
Ore mined	Mt	195.5	14.4	8.1	1.4	4.3	8.9	8.1	7.5	7.7	13.8
Waste mined	Mt	516.9	16.7	5.7	30.4	43.4	36.4	22.6	17.9	27.4	48.3
Limestone mined	Mt	474.2	26.8	20.5	31.7	29.7	24.9	16.5	16.5	16.6	16.7
Table 13-3:    LOM Production Schedule (2032–2043)

	Units	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
Ore mined	Mt	13.2	13.9	14.4	11.3	14.4	14.4	12.9	12.9	12.9	0.8	0.0	0.0
Waste mined	Mt	44.1	26.1	24.4	39.0	48.0	35.2	20.4	17.6	12.8	0.5	0.0	0.0
Limestone mined	Mt	16.7	17.0	16.8	22.4	16.4	22.2	23.2	23.6	24.1	30.5	35.1	26.3
Table 13-4:    LOM Major Equipment List

Activity	Equipment	Current Fleet	Peak Fleet
Loading	CAT 994 loaders	3	3
Loading	Hitachi 3600 hydraulic shovels	3	4
Hauling	CAT 789 C/D rear-dump trucks (177 t)	46	66
Drilling	Sandvik D55SP drill rigs	5	5
Stockpile rehandle	CAT 994 loaders	2	2

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

14.0    RECOVERY METHODS
14.1    Process Method Selection
The process plant design was based on a combination of metallurgical testwork, previous study designs and industry standard practices, together with debottlenecking and optimization activities once the mill was operational. The design is conventional to the gold industry and has no novel parameters.
14.2    Process Flowsheet
A summary process flow sheet for the current plant is included as Figure 14-1. The modified flowsheet after the expansion project is implemented is provided in Figure 14-2.
14.3    Current Process Plant
The processing plant is designed to process approximately 24,000 t/d of run-of-mine (ROM) refractory ore.
The design basis for the oxygen plant is to provide the oxygen required to oxidize approximately 80 t/h of sulfide sulfur. This is equivalent to 1,200 t/h of feed containing 6.79% sulfide sulfur, assuming a design factor of 2.2 t O2/t sulfide sulfur.
The process plant currently consists of the following unit operations:
•Ore crushing circuit;
•SAG and ball mill with pebble crusher (SABC) grinding circuit;
•Pressure oxidation circuit;
•Oxygen plant;
•Hot cure circuit;
•Counter-current decantation (CCD) wash circuit;
•Ferric precipitation circuit (partial neutralization);
•Neutralization and solution cooling circuit;
•Lime boil and slurry cooling circuit;
•CIL cyanidation circuit;
•Carbon acid washing, stripping and regeneration circuits;
•Refinery;

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Figure 14-1:    Simplified Current Flowsheet
Note: Figure courtesy PVDJ2, 2023.

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Figure 14-2:    Flowsheet After Expansion Project

Run-of-Mine Ore
Primary Crushers
Coarse Ore Stockpile
Grinding
O/F
Flotation
Concentrate
Thickening
O/F
Float Tails Thickening
U/F
U/F
Flash Recycle
Pressure Oxidation
Flash Forward
Flash Recycle Thickening
O/F
Ferric Precipitation pH 1.0 to 4.0
U/F
Hot Curing
Neutralization pH 4 to 8.5
CCD Washing
O/F
O/F
HDS Thickening
Cooling Tower
U/F
Reclaim Water
Lime Boil Pre-Heat
Tailings Storage
ARD Water
Lime Boil
U/F
Effluent Treatment
Margajita River
Slurry Cooling Tower
Brine
Reverse Osmosis
Make-up Water
CIL Cyanide Leaching
Carbon Reactivation
Cyanide Destruction
Float Tails CIL Cyanide Leaching
Acid Wash and Elution
Electrowining
Pregnant Solution
Gold/Silver Sludge
Smelting
Doré Bars
BARRICK
PUEBLO VIEJO JV

Pueblo Viejo
Simplified Process Flowsheet

Note: Figure courtesy PVDJ2, 2023.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

•Cyanide destruction circuit;
•Tailings effluent and acid rock drainage (ARD) water treatment plant circuit;
•Tailings disposal facility.
ROM ore is crushed to the optimum crushing size of P80 130 mm in a primary gyratory crusher which is reclaimed from the crushing station dump pocket by an apron feeder and conveyed directly to the coarse ore stockpile. Ore is reclaimed from the coarse ore stockpile using apron feeders located in a tunnel under the stockpile. The apron feeders discharge onto a conveyor belt feeding the SAG mill. The ore is ground to a P80 of 80 μm in a SABC circuit. The SAG mill is in a closed circuit with a vibrating screen and a pebble crusher, while the ball mill is in a closed circuit with hydrocyclones. The cyclone overflow is thickened to approximately 50% solids and pumped to the autoclave feed storage tanks, which also serve to blend the ore to allow a more gradual and constant sulfur feed grade to the pressure oxidation circuit.
This ore slurry is pumped to the autoclaves where it is oxidized for 60 minutes at a temperature of 225°C and a pressure of 3,100 kPag. The oxidized slurry is flash discharged, and the steam produced is condensed in the quench tower and scrubber systems.
The oxidized slurry is sent to the hot cure tanks, where it is maintained at >90°C for 12 hours. In this process, the basic ferric sulfate is redissolved into the solution, which allows for a much lower neutralization cost using limestone.
The cured slurry is washed in a three-stage CCD circuit to remove the dissolved metal sulfates and sulfuric acid from the slurry.
The washed slurry is pumped to the lime boil preheat vessel, which is reheated to 95°C using steam from the autoclave flash discharge. The reheated slurry is treated with lime and maintained at more than 85ºC to break down jarosite to liberate silver.
The lime boil slurry is then cooled to 50°C in a slurry cooling tower and pumped to the CIL cyanidation circuit, where gold and silver are extracted using cyanide and activated carbon.
The CCD wash thickener overflow, containing more than 99% of the dissolved metal sulfates and sulfuric acid, is used to condense the flash vapor in the autoclave quench systems and consequently contributes to reducing emissions to the atmosphere. The solution, at 95–100°C, is sent to the ferric iron precipitation tanks for partial neutralization using limestone. The resulting slurry is pumped to a high-density sludge neutralization circuit, where it is treated with limestone and lime to precipitate the remaining metal sulfates. The sludge is thickened and pumped to the TSF after blending with the CIL tailings. The high-density sludge thickener overflow is cooled in a series of solution cooling towers to less than 40°C and recycled back to the CCD wash circuit.
The lime and limestone required for the lime boil and neutralization process are produced on-site. Limestone quarries southwest of the open pits are developed to supply the required limestone for the process and the tailings dam construction.
The limestone and lime plant consist of the following:
•Limestone crushing and screening circuit;
•Limestone grinding-SAG and ball mills;
•Vertical lime kilns;

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

•Lime slaking ball mill circuit.
The limestone used for the process is first crushed in a gyratory crusher and then conveyed to a vibrating screen to separate the material between 50–100 mm, which will be suitable for the lime kilns. The finer and coarser materials are sent to the limestone grinding circuit, where it is ground in a SAG/ball mill circuit to produce a fine limestone slurry with a P80 of 60 μm used in the neutralization and ARD treatment processes.
The midsized limestone is conveyed to three large lime vertical kilns, fired by heavy fuel oil to produce lime which is subsequently slaked to produce the milk of lime used in the grinding, lime boil, effluent treatment and final neutralization processes.
The loaded carbon from CIL is acid-washed and stripped using the Zadra elution process. Gold and silver in the pregnant eluate are recovered by electrowinning. The gold sludge is dried, retorted to remove the mercury, fluxed, and smelted to produce doré bullion bars. The stripped carbon is reactivated in horizontal carbon kilns and recycled back to the CIL cyanidation circuit. The carbon kilns are equipped with mercury absorbers to remove mercury from the off-gases.
The plant includes a cyanide destruction process, using the INCO process, for the CIL tails slurry. The INCO process includes the use of sulfur dioxide and air as the cyanide destruction reagents. Sulfur dioxide is supplied from a sulfur burner plant. A copper sulfate solution is added to provide the copper ions that act as a catalyst during the detoxification process.
14.4    Expansion Project
The expansion project will expand processing operations from 8.6 Mt/a to approximately 14 Mt/a, thereby allowing treatment of lower-grade ores. The expansion will also increase the TSF capacity to support a longer mine life. The intention is not to install an additional autoclave but rather to upgrade low-grade ore by installing a flotation circuit and to modify the existing four autoclaves by including a flash recycle thickening circuit, which will assist in increasing the capacity and the residence time in the autoclaves.
The expansion project is divided into the following phases:
•Phase 1 (Z1): optimize existing equipment;
•Phase 2 (Z2): installation of additional equipment to achieve the increased throughput;
•Phase 3 (Z3): increase in sulfur grade in 2032 from 6.4% to 7.4%; no changes to plant design.
The expansion will include a new primary crusher and single-stage SAG milling circuit that is being added parallel to the existing grinding circuit. The existing SABC circuit will have the capability to feed the flotation plant as required. A dedicated crushed ore stockpile will feed the new single-stage SAG milling circuit. The overflow from the primary cyclones in the single-stage SAG milling circuit will be fed into two parallel flotation trains, each consisting of a surge tank, a conditioning tank and a rougher–scavenger bank. Approximately a third of the total feed material will be able to bypass flotation and report directly to the POX feed thickener. The flotation tails will be thickened, and gold will be recovered in a float tails CIL circuit. The float tails CIL material will be sent for cyanide destruction before final disposal to the existing TSF.
The flotation concentrate will be thickened in the grinding thickener before being pumped to the existing autoclave feed tanks. The concentrate will then be pressure-oxidized in the autoclaves,

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and discharged into a cooling tank that will feed to the hot cure circuit, which will dissolve any ferric sulfate that forms during pressure oxidation.
The hot-cured slurry will be gravity fed to a CCD washing circuit to remove sulfuric acid and dissolved metal sulfates. The underflow from the CCD will be pumped to a lime boil preheat vessel and then to lime boil tanks for the liberation of silver. The lime boil slurry will be cooled in slurry cooling towers and pumped to the existing CIL circuit.
The CCD thickener overflow will be used to quench the off-gas and steam from the autoclave circuit. The heated solution will be gravity fed to the ferric precipitation, where limestone and air will be used to precipitate iron from the solution. The iron sludge will be sent from the iron precipitation reactors to neutralization to treat the remaining acid and dissolved metals to form a high-density sludge. The resulting high-density sludge will be thickened and pumped to the TSF.
The expanded plant will include the following:
•New gyratory crusher;
•Grinding: single-stage SAG;
•Flotation;
•Flotation tails CIL;
•Cyanide destruction;
•Vertical regrind mill for the limestone plant;
The following thickeners will be being repurposed:
•Copper sulfide thickener will be repurposed to assist in the production of high density sludge;
•Iron precipitation thickener is being repurposed as the flash recycle thickener.
The following areas will be expanded:
•Ferric precipitation;
•Solution cooling;
•Limestone and lime;
•Oxygen plant.
14.5    Equipment
The major equipment for the LOM, including current and planned expansion equipment, is provided in Table 14-1. The changes required for the expansion are listed in Table 14-2.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Table 14-1:    Main Equipment

Area	Type	Capacity/Power	Units
Ore crushing
Primary crushing 1	Gyratory	375	kW
	Nominal	1,309	t/h
	Design	1,645	t/h
	Maximum flush rate	2,000	t/h
Primary crushing 2	Top service ultra-duty 1,100 x 1,800 mm
	P80; 100 mm (P99–178 mm)	1,500	t/h
	P80; 120 mm (P99–203 mm)	1,890	t/h
	P80; 145 mm (P99–305 mm)	2,350	t/h
	P80; 145 mm (P99–305 mm)	2,850	t/h
Ore grinding
SAG mill	Diameter = 9.7 m x length = 4.8 m	9,000	kW
Ball mill	Diameter = 7.92 m x length = 12.4 m	16,400	kW
SAG mill 2	Diameter = 11.5 m x length = 7.3 m	23,000	kW
Flotation
Flotation cell	2 trains of 5 cells	600	m3
POX
Fresh feed GEHO AC feed pumps		246	m3/h
Flash recycle GEHO AC feed pumps		450	m3/h
Flash recycle thickening (repurposed iron precipitation thickener)		60	m
Oxygen Plant
Total existing plant oxygen		4,152	t/d
Additional oxygen required for expansion		2,602	t/d
Additional oxygen required for downstream processes		330	t/d
Recommended additional oxygen plant capacity		3,000	t/d
Limestone crushing
Limestone crusher	Gyratory
	Actual crushing rate	820	t/h
Limestone grinding
Limestone SAG mill	Diameter = 6.3 m x Length = 3.66 m	2,610	kW
Limestone ball mill	Diameter = 5.49 m x Length = 9.75 m	3,542	kW
Vertical mill		3,020–3,630	kW

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Table 14-2:    Additional Equipment Requirements, Expansion Project

Description	Unit	Existing	Phase 1 (Z1)	Phase 2 (Z2)	Phase 3 (Z3)
Maximum lump size F100	mm	1,050
Ore grade; gold (average)	g/t Au	3.90	3.88	2.70	2.50
Ore grade; silver (average)	g/t Ag	22.62	22.50	15.66	14.50
Ore grade; sulfur	% S	8.37	8.92	8.0	9.25
Ore grade; sulfide sulfur	% S2-	6.70	7.14	6.4	7.4
Moisture content	%	5.0	5.0	5.0	5.0
Specific gravity of ore	t/m3	2.80	2.80	2.80	2.80
Bulk density of crushed ore	t/m3	1.65	1.65	1.65	1.65
Bond crusher work index	kWh/t	17.0	17.0	17.0	17.0
DWi	kWh/m3	4.1	4.1	4.1	4.1
Rod mill work index	kWh/t	10	10	10	10
Ball mill work index	kWh/t	13.5	17	17	17
Abrasion index		0.510	0.510	0.510	0.510
Operating Schedule
Annual tonnage treated	Mt/a	8.6	10.0	14.0	14.0
Ore processing tonnes per month	t/month	716,667	833,333	1,166,667	1,166,667
Primary Crushing
Overall availability/utilization	%	70	70	70	70
Annual operating time	h	6,132	6,132	6,132	6,132
Crushing throughput	t/h	1,402	1,631	2,283	2,283
Design crushing throughput	t/h	1,683	2,740	2,740	2,740
Rest of Plant
Overall utilization	%	91.3	91.3	91.3	91.3
Throughput	t/h	1,075	1,250	1,750	1,750
Crushing
Circuit type/configuration	—	Single stage	Single stage	Single stage	Single stage
Primary crushing circuit (P99)	mm	1,050	1,050	1,050	1,050
Crushing circuit product size (P100)	mm	290	300	300	300
Crushing circuit product size (P80)	mm	98	96	96	(set point selection) 96
Milling
Circuit type 1 (existing circuit)	—	SABC	SABC	SABC	SABC
Feed size (F₈₀)	mm	90–127	90–127	90–127	90–127

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Description	Unit	Existing	Phase 1 (Z1)	Phase 2 (Z2)	Phase 3 (Z3)
Product size (P₈₀)	µm	88	75	75	75
Overflow slurry solids content	% w/w	31	15–35	15–35	15–35
Flotation
Float cells
Annual tonnage treated (nominal)	Mt/a		5	10	10
Annual tonnage treated (design)	Mt/a		6	12	12
Mass pull to concentrate	%	—	45	45	45
Pressure oxidation
POX feed		Base	POX dilution (6.4%S-2)	Flash–thickener–recycle (6.4%S-2)	Flash–thickener–recycle (7.4%S-2)
Sulfide sulfur capacity (nominal)	t/h	76	86.52	109.00	126.00
Number of autoclaves		4	4	4	4
Feed % solids	%	50	50	50	50
Nominal time	min	Varies by ore type	48	58	54
Oxygen Plant
POX oxidation target	%	97.0	97.0	97.0	97.0
Total existing plant oxygen	t/d	4,152	4,152	4,152	4,152
Recommended additional oxygen plant capacity	t/d	2,000–3,000
Hot Curing
Retention time	h	12	6	~12	~12
Operating temperature	°C	105	106	106	106
CCD Washing
Number of Wash Stages		3	3	3	3
Wash efficiency	%	99.3–99.4	99	99	99
Lime Boil
Retention time	h	2	>2	> 2	> 2
Operating slurry temperature	°C	98	98	99	99
Lime addition	kg Ca(OH)2/t	46.25	46.25	46.25	46.25
Lime Boil Slurry Cooling
Number of tower units		5	5	5	5
Inlet temperature	°C	90	90	90	90
Outlet temperature	°C	40	40	40	40

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Description	Unit	Existing	Phase 1 (Z1)	Phase 2 (Z2)	Phase 3 (Z3)
Neutralization
CCD overflow to quench feed rate (new feed)	m3/h	6,000	6,580	7,010	7,203
Solution temperature range	°C	70–85	85	92–100	92–100
Precipitation circuit feed pH		1.3–1.5	1.3–1.5	1.3–1.5	1.3–1.5
Neutralizing agent		Limestone	Limestone	Limestone	Limestone
Iron precipitation, residence time	min	60	60	60	60
Number of trains		1	2	2	2
High-Density Sludge Neutralization Stage 2
Neutralization stage feed rate	m3/h	7,233	8,314	8,758	9,035
Neutralization stage feed temperature	°C	71	80	80	81
Discharge slurry pH		6.2	5.5	5.5	5.5
Stage 2 neutralizing agent		Lime slurry	Lime slurry	Lime slurry	Lime slurry
Discharge slurry pH		8.5	8.5	8.5	8.5
Thickener underflow density	wt % solids	50	31	31	31
Neutralization Stage Effluent Solution Cooling
Number of cooling tower units		8	14	14	14
Inlet temperature	°C	65	79	76	76
Float Tails CIL
Leach solids feed % m/m	%	—	35	35	35
Leach feed grade (nominal) Au	g/t Au	—	1.5	1.0	0.9
Leach feed grade (nominal) Ag	g/t Ag	—	5.6	3.9	3.6
Leach dissolution (Au)	% Au	—	35	35	35
Cyanide detoxification process			INCO	INCO	INCO
Number of tanks		—	2.0	2.0	2.0
Thickening 2
Flash recycle thickening
Recycle solids tonnage (design)	t/h	—	-	1,528	1,528

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14.6    Energy, Water, and Process Materials Requirements
14.6.1    Energy
Power is supplied to the plant by a 230 kV incoming line to the substation intake transformers and reduced to 34,500 V AC for plant distribution.
The operational steady-state energy demand (including expansion loads) was calculated as 210 MW, with the new SAG mill being the only load of critical relevance to the energy demand. The new SAG mill will be a 23 MW gearless motor drive.
The forecast LOM power consumption is approximately 1,700 GWh/a.
14.6.2    Consumables
The major consumables include:
•Flocculant;
•Lime, limestone and lime slaking;
•Flotation reagents: copper sulfate, potassium amyl xanthate (PAX), methyl isobutyl carbinol (MIBC), and Guar gum;
•Grinding media;
•Oxygen, air.
14.6.3    Water Supply
Water is supplied to the process plant from two sources. The Hatillo Reservoir supplies fresh water requirements. Reclaim water from the TSF is a key secondary water supply for the plant. A collection pond captures the runoff before it is returned to the process plant to serve as make-up water.
The averaged reclaim water pumped from the TSF is currently 3,340 m3/h; 20% is reused in process and 80% is treated in the effluent treatment plant before being discharged into the Rio Margajita.
14.7    Personnel
The process personnel required for the LOM plan total 1,055 including plant operations and maintenance.

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15.0    PROJECT INFRASTRUCTURE
15.1    Introduction
Key infrastructure associated with the Pueblo Viejo Operations LOM plan includes:
•Three open pits;
•Process plant;
•Stockpiles (28);
•PAG storage facilities; (three existing, one to be constructed);
•PAG conveyor system (to be constructed);
•NAG storage facilities (two);
•Quarries (two limestone, one diorite);
•Accommodations camp;
•Emulsion and gas plants;
•Explosives storage facility;
•TSFs; (one existing, one to be constructed);
•Water retention dams, pipelines, and water management and sediment control structures;
•Effluent treatment plant;
•Power lines;
•Various support facilities including truck and vehicle shops, warehouse, administration, contractor and temporary offices, fuel storage, core processing facilities at the mine site, clinic and emergency response facilities, gatehouse, mess facilities, change rooms, personnel training facilities, information technology (IT) communications setups and towers, environmental monitoring facilities, sewage treatment plants, and reagents storage.
An infrastructure layout plan showing current and proposed infrastructure for the Project was provided in Figure 2-2.
15.2    Road and Logistics
Road access is outlined in Chapter 4.2.
15.3    Stockpiles
Stockpiles are discussed in Chapter 13.7.

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15.4    Waste Rock Storage Facilities
The WRSFs are discussed in Chapter 13.8., and locations were shown on Figure 2-2.
15.5    Tailings Storage Facilities
The current Llagal TSF was created by constructing an engineered embankment structure across the El Llagal valley, approximately 3.5 km south of the plant site, in a tributary of the Rio Maguaca (see location in Figure 2-2). The Llagal TSF is expected to be filled to its design limit in 2027, after which tailings are proposed to be placed in a new TSF, the Naranjo TSF. From 2025 until 2041, PAG waste rock from the mine is also planned to be deposited into the Naranjo TSF.
The proposed Naranjo TSF will be located 5.5 km southeast of the process plant and 1 km east of the Llagal TSF (refer to Figure 2-2), in the upper Rio Vuelta catchment, a tributary of the Rio Maguaca. The Naranjo TSF catchment will cover an area of about 14.3 km2, will have a maximum height of 150 m, crest length of about 3,800 m, and a combined tailings and PAG waste storage capacity of approximately 500 Mm3. The current design allows for expansion to a capacity of about 645 Mm3 if required in the future.
The Naranjo TSF embankment will be formed by the construction of an inclined core, zoned earth and rockfill zones adopting the downstream raise construction method. The TSF was designed with adequate flood storage capacity to minimize the risk of any discharge of contact water to the environment. An emergency spillway is included in the design. Over the LOM, the combined tailings stream will be delivered to the TSFs by pipelines, for sub-aerial deposition from the upstream crest of the TSF embankment into the impoundment.
The Naranjo TSF dam will be designed for an “Extreme” consequence classification, which is consistent with Barrick’s Tailings Management Standard (March 7, 2022) and the Global Industry Standard on Tailings Management (GISTM, August 2020). The dam design meets or exceeds design criteria associated with the “Extreme” consequence classification and in accordance GISTM and Canadian Dam Association (CDA) dam safety guidelines and technical bulletins (CDA, 2007, 2013, and 2019).
The Naranjo TSF will have a net positive water balance and over time will accumulate water in the reclaim pond. Accumulated process water will be sent to the reclaim water tank at the process plant via a system of barge-mounted pumps and pipelines, for re-use in the process plant or treatment at the effluent treatment plant prior to discharge into the Rio Margajita or Rio Maguaca. Water discharged into rivers will meet Dominican government standards for discharge water quality.
Construction water management structures, including diversion dams and channels, are required upstream of the Naranjo TSF starter dam embankments to divert surface water flows around the work area during initial construction. The “High” consequence classification and associated design criteria are currently adopted for the construction water management diversion dam, in accordance with CDA dam safety guidelines and technical bulletins.
Seepage from the TSFs is, and will be, collected in seepage recovery dams, located a short distance downstream of the main TSF embankments. A pumping and piping system returns collected seepage back into the reclaim pond inside the TSF impoundment. A “High”

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consequence classification and associated design criteria are currently adopted for the seepage recovery dams, in accordance with CDA dam safety guidelines and technical bulletins.
A groundwater impacts model was prepared for the Naranjo TSF, which concluded that impacts to groundwater (above Dominican government limits for groundwater quality) are limited to a short distance downstream of the Naranjo TSF. A significant portion of any seepage from under the Naranjo TSF embankment will either report directly to the embankment blanket drain or will surface in the Rio Vuelta a short distance downstream of the embankment, for collection and pump-back by the seepage recovery dam system. Modelling demonstrates that contaminant loading from seepage into the Rio Maguaca will be very low and the base flow water quality in the Rio Maguaca will remain within regulatory limits at the selected compliance point.
15.6    Effluent Treatment Plant
The process includes an effluent treatment plant to treat the combined flows of tailings effluent and the ARD generated in the Rio Margarita drainage basin from previous mining activities. The ARD collects in storage facilities located at Dam 1 and Dam 3 and is then pumped with barge pumps to the effluent treatment and process plants.
The effluent treatment plant comprises two stages of neutralization:
•Limestone is used in the first stage to raise the pH to approximately 6.2, and lime is used in the second stage to raise the pH to 8.5;
•The treated acidic liquor is then fed to a clarifier to remove the sludge in the underflow and produce a clear overflow for discharge to the environment.
The chemically stable sludge produced in the plant is pumped to the TSFs for permanent storage.
15.7    Water Management
The operations are in proximity to three watersheds:
•Rio Margajita;
•Rio Maguaca;
•Rio El Rey.
The main facilities involved in water management are summarized in Table 15-1 and a water flowsheet is included as Figure 15-1.
The process water supply is discussed in Chapter 14.6.3.
Reclaim water from the TSF is, and will be, pumped to the fresh water pond. Reclaim water is pumped directly to both the effluent treatment plant and the expansion process water tank.

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Table 15-1:    Water Management Structures

Structure	Note
Hatillo reservoir	Primary source of fresh water for the operation
Hondo reservoir	Provides storage of fresh water pumped from the Hatillo Reservoir, and runoff from the catchment area for use in the mine. Will be converted to an acid run-off collection pond once the Taino Dam is operational.
Fresh water storage pool	Receive pumped water from the Hondo Reservoir to regulate the fresh water supply
Emergency containment pools	Provide temporary storage in the event of an emergency and allows temporary storage of wastewater
Monte Negro, Moore and Cumba Pits	Temporarily store contact runoff water
ARD storage dams
Collect and store runoff from various operations areas.
ARD1: collects water from the process plant area, domestic wastewater already treated from treatment plants located in the process area and the area of the 3000 Man Camp, the Moore pit, the Monte Negro pit and Cumba Pit. All water collected in the ARD1 pond is treated in the effluent treatment plant for reuse in the process plant.
ARD3: collects runoff from medium/low-grade stockpiles, emulsion plant, leachates that could be generated from the solid waste area–landfill/Cumba dump, water from the truck shop, the heavy and light equipment laundry rooms, and the process laboratory area. This facility currently operates as a temporary pool with minimal storage; all acid water is immediately pumped into Moore pit, then to ARD1. The ARD3 pond is currently not storing acid water as it was mostly backfilled to assist with pit stability; the area is now used as a ROM pad with a reduced collection capacity.
ARD4: to be constructed.

Effluent treatment plant	Mine water is treated at the effluent treatment plant before discharge into the Rio Margajita. The effluent treatment plant consists of a high-density sludge treatment plant and neutralization. The sludge is pumped to the Llagal TSF.
Llagal TSF	Stores waste rock, tailings, effluent treatment plant sludge and water from the process area.
Naranjo TSF	To be constructed. Will store waste rock, tailings, effluent treatment plant sludge and water from the process area.
Taino Dam	To be constructed. Will replace the Hondo reservoir, and be the primary storage facility for fresh water storage.

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Figure 15-1:    Current Water Flowsheet

Pueblo Viejo General Water Flow Diagram

Reservoir Hatillo
Hondo Reservoir
Guardianon River
Rey River
Low grade stockpile
Cumba Pit
Fresh Water Pond
Hondo Stream
Monte Negro Pit
Moore Pit
ARD3 pond
ARD1 Pond
Process Plant
Mejita Stream
Mejita Tailings Dam (IAC)
Margajita River
Effluent Treatment Plant (ETP)
Cyanide Destruction Plant
Maguaca River
Tailings Storage Facility El Llagal (TSF-Llagal)
Legends
Fresh Water
Contact Water
Treatment water
PVJV2 Facilities

Note: Figure courtesy PVDJ2, 2023.

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The plant site is located on a ridge between two drainage catchments. Where possible, runoff from the process plant is directed to the Rio Margajita drainage area to separate it from the storm water runoff from historical mining facilities. Otherwise, a collection pond captures the runoff before it is returned to the process plant to serve as make-up water.
15.8    Camps and Accommodation
On-site accommodation consists of an approximately 430-bed camp with full dining, laundry and recreational facilities.
15.9    Power and Electrical
The Pueblo Viejo Operations are supplied with electric power from two sources via two independent 230 kV transmission circuits. The operational power requirements are currently less than the capacity of the power sources.
The primary source of electric power for the mine is the PVDJ2 owned and operated Quisqueya 1 power plant, which is located near the city of San Pedro de Macoris. A single 114 km long 230 kV circuit directly connects the 215 MW Quisqueya 1 power plant to the Pueblo Viejo Mine Substation. A second 138 km long 230 kV circuit connects the Quisqueya 1 power plant with Bonao III Substation, which is then connected to the Pueblo Viejo Mine Substation via another 27 km long 230 kV circuit. The Pueblo Viejo Mine Substation is connected to the mine.
The secondary source of electric power for the mine is the Dominican Republic’s national power grid, referred to as the “Systema Electrico Nacional Interconectado” (SENI). The Pueblo Viejo Mine is interconnected to the SENI via the 250 and 350 MVA rated Piedra Blanca Substation step-up transformers. The SENI interconnection is capable of providing the full electric power requirements of the mine.
The mine peak load to date is 150 MW and the average load at full production is approximately 140 MW; thus, the Quisqueya 1 power plant’s capacity exceeds the mine load. Excess power from the Quisqueya 1 power plant is currently transmitted to Bonao III Substation and sold to various SENI customers at the grid marginal price.
It is expected that the mine average load at full production, once the expansion project is completed, will exceed the Quisqueya Power production in about 2026. Additional power to support the LOM plan will be sourced either from the grid or from a solar plant that is currently in the planning stage.
Power is distributed through the site from the mine main substation via a single 230 kV bus system. In addition, four main transformers provide power for all site loads, with two being dedicated to the oxygen plants. The operational steady-state energy demand (including expansion loads) was calculated as 493,973 kW, with the new SAG mill being the only load of critical relevance to the energy demand. The new SAG mill is a 23 MW gearless motor drive.
Power consumption in 2022 was 1,061 MW, and the 2023 forecast is approximately 1,352 MW. The assumed average consumption for the period 2024 to the end of mine life is about 1,340 MW.

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In 2020, the Quisqueya 1 power plant was converted from heavy fuel oil to liquified natural gas, to reduce the carbon footprint and decrease the Project’s dependence on oil. The power plant uses heavy fuel oil as back up fuel in case a failure in the supply of natural gas.
Emergency power is provided by 15 MW of diesel generation.

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16.0    MARKET STUDIES AND CONTRACTS
16.1    Market Studies
Barrick has established contracts and buyers for the doré product from the Pueblo Viejo Operations, and has an internal marketing group that monitors markets for its key products. Together with public documents and analyst forecasts, these data support that there is a reasonable basis to assume that, for the LOM plan, the key products will be saleable at the assumed commodity pricing.
There are no agency relationships relevant to the marketing strategies used.
Product valuation is included in the economic analysis in Chapter 22, and is based on a combination of the metallurgical recovery, commodity pricing, and consideration of processing charges.
16.2    Commodity Price Forecasts
Barrick, as operator, provides the commodity price guidance. Barrick uses a combination of historical and current contract pricing, contract negotiations, knowledge of its key markets from a long operations production record, short-term versus long-term price forecasts prepared by the company’s internal marketing group, public documents, and analyst forecasts when considering long-term commodity price forecasts.
Higher metal prices are used for the mineral resource estimates to ensure the mineral reserves are a sub-set of, and not constrained by, the mineral resources, in accordance with industry-accepted practice.
The long-term commodity price and exchange rate forecasts are:
Mineral resources:
•Gold: US$1,700/oz;
•Silver: US$21/oz;
•US$: Dominican peso: 60.
Mineral reserves:
•Gold: US$1,300/oz;
•Silver: US$18/oz;
•US$: Dominican peso: 60.
16.3    Contracts
Bullion is sold on the spot market, by marketing experts retained in-house by Barrick. Barrick provides Newmont with the date and number of ounces that will be credited to Newmont’s account, and invoices Newmont for how much Newmont is owed, such that Newmont receives credits for the ounces (based on the JV interest) and Newmont pays Barrick for the ounces. The

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terms contained within the sales contracts are typical and consistent with standard industry practice and are similar to contracts for the supply of bullion elsewhere in the world.
While Barrick has a gold and silver streaming agreement in place for its share of the bullion, Newmont has no similar agreement for its bullion share.
The largest in-place contracts other than for product sales cover items such as bulk commodities, operational and technical services, mining and process equipment, and administrative support services. Contracts are negotiated and renewed as needed.

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17.0    ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT
17.1    Baseline and Supporting Studies
Baseline and supporting environmental studies were completed to assess both pre-existing and ongoing site environmental conditions, as well as to support decision-making processes during operations start-up. Characterization studies were completed for climate, air quality, hydrology and surface water quality, hydrogeology, flora, fauna, soils, agriculture and land use, and the socioeconomic environment.
Plans were developed and implemented to address aspects of operations such as waste and fugitive dust management, spill prevention and contingency planning, water management, and noise levels.
An Environmental and Social Impact Assessment was completed to support the planned Naranjo TSF construction, and an environmental study was completed in support of the planned process expansion. It was submitted to the Ministry of Environment in October 2022. Additional information is provided in Chapter 17.4
17.2    Environmental Considerations/Monitoring Programs
Environmental monitoring is ongoing at the Project and will continue over the life of the operations. Key monitoring areas include air, water, noise, wildlife, and waste management.
The Environmental Management System is aligned with the ISO 14001 environmental management standard. Through this system, PVDJ2 manages its environmental and social aspects; as well as its legal obligations and other requirements; including those established in different management plans such as:
•Water Management Plan;
•Air Management Plan;
•Rock Management Plan;
•Tailings Management Plan;
•Waste Management Plan;
•Material Management Plan;
•Biodiversity Management Plan;
•Archeology Management Plan;
•Social Adjustment Plan.

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17.2.1    Water
The following guidelines are used to develop and implement the mine water management systems:
•Dominican Republic Water Quality Standards;
•International Finance Corporation Water Quality Guidelines;
•International Cyanide Management Code;
•Barrick Water Conservation Standard;
•Barrick Principles for Tailings Management.
Mine development is designed to treat most of the surface water that has been impacted by historical mining activity, control water quality during mine operations, and post closure so that the water released to the receiving environment will meet water quality standards established by the Dominican Republic government. The process treated water is discharged to the Rio Margajita. The point for water quality monitoring is the outfall of the effluent treatment plant. A secondary point located at the confluence of the Rio Margajita and the Hatillo Reservoir serves as a reference point for a better understanding of water quality interaction of discharged water and the reservoir.
Contact water from the mining areas is captured at ARD1, located in the headwaters of Rio Margajita. The water level within ARD1 is always maintained at the lowest possible level to provide sufficient storage. ARD1 is designed with a geomembrane liner to limit seepage. It is also constructed with spillways designed to pass the probable maximum flood resulting from the 24-hour probable maximum precipitation.
ARD3 was backfilled to assist with pit stability and the area is now used as a ROM pad.
Additionally, a new ARD dam (ARD4) to collect contact water is in the study and design engineering stage of development.
Limestone and lime requirements for the water treatment plant were estimated based on the results of pH at the high-density sludge plant. The pH discharge criterion used for the test was 8.5 to 9.0, which meets the Dominican Republic Standards for Mining Effluents and Receiving Water Quality applicable to mining effluents discharged to surface water (pH 6.0 to 9.0).
17.2.2    Cyanide Treatment
Cyanide in the tailings stream is routed to the cyanide-detoxification process to destroy most of the cyanide. The effluent from the process is blended with mill neutralization sludge prior to pumping to the TSF. A similar process will be followed when the Naranjo TSF is commissioned. Further degradation of cyanide in the tailings is expected to occur at a level that meets discharge criteria which are, based on the NA-CDAS-2012 Metallic Mining standard:
•Total cyanide (limit 1 ppm);
•Weakly acid-dissociable (WAD) cyanide (0.5 ppm);
•Free cyanide (0.1 ppm).

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The treatment process in the detoxification plant can be adjusted if necessary to reduce levels of cyanide.
17.2.3    Low Grade Stockpile
Approximately 95 Mt of low-grade ore has been stockpiled for processing. PVDJ2 is assuming that all stockpiles (excluding limestone and NAG) will be potentially acid generating and has implemented procedures to collect and treat all runoff water.
17.2.4    Waste Management
Waste management at includes a set of actions aimed at minimizing the volume and risk of waste, and then enacting appropriate disposal methods (according to their characteristics), to preserve human health and the environment. The set of actions includes, but is not limited to, the following activities:
•Waste classification (hazardous waste versus non-hazardous waste);
•Waste segregation;
•Internal collection and transport;
•Temporary storage;
•Treatment;
•External transport;
•Final disposition (depending on the waste classification).
PVDJ2 has authorized areas for waste management, including, but not limited to:
•Waste transfer station area (Cumba);
•Solid waste area - landfill
•Construction and demolition waste facility;
•Used oil and refrigerant storage facilities;
•Domestic and industrial wastewater treatment plants;
•Mejita TSF environmental management zone. This area is currently undergoing rehabilitation. While rehabilitation is the Dominican government’s responsibility, PVDJ2 is managing the process on behalf of the government;
•Support areas;
•Social and community requirements.
17.3    Closure and Reclamation Considerations
17.3.1    Closure Obligations Associated with Historical Mining Activities
The Rosario Dominicana mine operated prior to June 1999. Previous development included the mining of two main open pits (Monte Negro and Moore) and several smaller open pits,

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construction of a plant site, and construction of two tailings impoundments (Las Lagunas and Mejita). WRSFs and low-grade stockpiles from these operations are located throughout the pit areas. When the Rosario Dominicana operations shut down, proper closure and reclamation was not undertaken. The result was a legacy of polluted soil and water and contaminated infrastructure.
The major legacy environmental issue is ARD. It developed from exposure to air, water, and bacteria of sulfides occurring in the existing pit walls, WRSFs, and stockpiles. Untreated and uncontrolled ARD contaminated local streams and rivers and led to the deterioration of water quality and aquatic resources within operations area and offsite.
An updated Mine Closure Plan was prepared by third-party consultants Piteau Associates in September 2021, submitted to the government in December 2021, and is under review. The closure plan design includes several interrelated components such as legal and other obligations, closure objectives, environmental and social considerations, technical design criteria, closure assumptions, health and safety hazards, and relinquishment conditions.
The overall, long term post-closure land use objective for the site is to return it to a self-sustaining condition suitable to support pre-mining land use activities such as small-scale agriculture, hunting, and artisanal forestry.
PVDJ2 plans to progressively reclaim the mine site as sections of the site become available.
17.3.2    Closure Costs
The Environmental License requires a compliance bond that corresponds to 10% of the amount of the updated Environmental Adjustment and Management Plan defined for the operational phase. At the end of the operational phase, PVDJ2 will provide the corresponding bond at 10% of the total amount of the Environmental Adjustment and Management Plan for the closure and post-closure phases.
To cover closing costs, PVDJ2 has allocated funds in an escrow account and an insurance bond for the remaining funds required.
Closure costs used for the economic analysis in Chapter 19 are estimated at US$342 M.
17.4    Permitting
Permits to support current operations are in place.
The last modification of the environmental license for the mine site was granted in August 2020, and authorized modifications to the process plant and other auxiliary areas to support plans to extend the LOM.
A modification request was submitted to the Ministry of Environment on September 30, 2022 included information relating to additional proposed facilities.
The ESIA, submitted in October 2022, is expected to be approved by Dominican government in about Q2, 2023 (i.e., nine months after submittal); the ESIA is currently undergoing Dominican government review. PVDJ2 expects to amend the ESIA submission to incorporate the latest engineering details supporting the Naranjo TSF designs during Q1, 2023.

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The Naranjo TSF location was one of the preferred site options selected by the Ministry of Energy and Mines and the Ministry of Environment. PVDJ2 will need to complete a detailed engineering study for the planned facility, and submit the detailed engineering designs to the relevant Dominican governmental authorities for review and approval.
The main in-stream dam construction activities require a separate permit from the National Water Resources Institute, which is the hydraulic resources unit of the Ministry of Environment. An application will be submitted to the National Water Resources Institute in Q3, 2023, following completion of applicable engineering studies. National Water Resources Institute approval is currently expected in about Q1, 2024. Approval will allow commencement of the main in-stream dam construction activities (requiring surface water diversion or storage).
All major permits and approvals are either in place or PVDJ2 expects to obtain them in the normal course of business. Where permits have specific terms, renewal applications are made of the relevant regulatory authority as required, prior to the end of the permit term.
17.5    Social Considerations, Plans, Negotiations and Agreements
17.5.1    Local Context
There are from 31 communities in the direct area of influence of the mining operations, and 26 in the indirect area of influence. These communities belong to nine municipalities within the Monseñor Nouel, Sánchez Ramírez, Monte Plata and San Pedro de Macorís provinces.
17.5.2    Social Management System
A Social Management System is in place, which includes the following Social Management Plans:
•Engagement and Disclosure;
•Land Acquisition and Involuntary Resettlement;
•Community Development (emphasizing education, capacity building, production, income generation and diversification, microenterprises, community water and preventive health); Local Content (local employment and development of local suppliers);
•Community Safety;
•Support for Environmental Management;
•Monitoring and Evaluation.
The objective of the Engagement and Disclosure Plan is to maintain effective communication between PVDJ2, local authorities and the broader community within a framework of trust, transparency and mutual respect. This plan, together with the creation of strategic alliances, the empowerment of communities, and gender equality, is the foundation for the other management plans.
Plan activities include formal and informal meetings with stakeholders; frequent visits to communities; community involvement in identifying emerging issues and potential risks; visits to one of the three information offices (one is located outside the mine to allow free community access, the second is in Cotuí, the head municipality of the Sánchez Ramírez province, and the

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third is in the area where the Quisqueya I power plant is situated); participatory community mapping, as well as the design and implementation of a grievance mechanism.
The grievance mechanism process is known and accepted by stakeholders as the method by which stakeholders can lodge issues, and PVDJ2 can address concerns, complaints or grievances concerning PVDJ2’s social and environmental performance. The concepts of complaints and grievances are the same as those used by international organizations and were agreed upon with the communities during the disclosure processes.
17.5.3    Resettlement
The process plant expansion project requires the construction and operation of the Naranjo TSF, which includes the construction of a conveyor. Seven communities will require resettlement, two for the proposed conveyor belt route, and five for the Naranjo TSF.
National legislation, and international standards such as the International Finance Corporation’s PS 5 and the World Banks’ Environmental and Social Framework, require companies to prepare and implement a Resettlement Action Plan should projects trigger involuntary resettlement of project affected people.
PVDJ2 has land acquisition and involuntary resettlement, and livelihood restoration plans in place that comply with national law and international standards.
The resettlement process will be designed and executed entirely under PVDJ2’s responsibility, unlike the resettlement program for the construction of the Llagal TSF, which was the responsibility of the Dominican government.
Preliminary studies for the Naranjo TSF identified that approximately 3,500 ha are required, in which 985 households are expected to be affected by the Project, through physical and/or economic displacement. An area of about 1,056 ha, south of the proposed Naranjo TSF location, will be required for perimeter roads and to act as a buffer around the facility itself.
Implementing the Resettlement Action Plan is an important step towards correctly defining and documenting the impacts generated by the resettlement process. This is to ensure that management and compensation measures are widely disclosed to the individuals, family groups and communities that the Naranjo TSF project will impact.
PVDJ2 contracted the services of an expert consultant to prepare a Livelihood Restoration Plan for the communities to be resettled. This plan includes preparing family life plans; aligning Livelihood Restoration Plan with national initiatives; strengthening territorial management and leadership; accompaniment in the identification, design and implementation of economic activities and design implementation of a monitoring, follow-up and evaluation system.
17.5.4    Community Development
The Community Development Plan includes the participation of all stakeholders implementing initiatives. The plan promotes the sustainable development of the communities near the Project, and supports investment programs that are prioritized through a participatory process. These areas of investment in development are aligned with Barrick’s 2030 Sustainable Development Goals.

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One of the most important Community Development programs is the AgroEmprende project which will also support the Livelihood Restoration Program. It is a voluntary and discretionary program that offers tools to enhance the restoration of livelihoods of resettled households, as well as assistance to farmers in the project's area of influence. Local Content
The Local Content Plan (local employment and development of local suppliers) is intended to expand employment opportunities for local community through skilled, semi-skilled and unskilled roles.
PVDJ2’s Human Resources department, with the support of PVDJ2’s Community Engagement and Development team, implements specific learning programs to:
•Provide on-the-job training to local workers;
•Increase employment opportunities for the communities impacted by the operations;
•Guarantee good technical training in collaboration with technical-vocational education institutions and universities;
•Maximize the transfer of skills and technical knowledge of expatriate workers during the construction and operation phase to provide long-term benefits and employment opportunities to local communities;
•Maintain a dynamic succession planning system that identifies and develops high potentials.
PVDJ2’s Community Engagement and Development team, with the involvement of PVDJ2’s Supply Chain department, is responsible for a community business incubation and acceleration program to guarantee access to local businesses near the company, through:
•Initiatives to strengthen local suppliers and create new suppliers;
•The inclusion of local suppliers for goods and services;
•Compliance with clauses to contractors to ensure a percentage of goods and services are locally purchased.
17.5.5    Community Health and Safety
The Community Safety Plan is aimed at strengthening the capacity of communities and emergency response agencies to prevent health and safety risks during the construction of the expansion project and operations.
It is designed to reduce the potential impacts (security, health, access to basic services, among others) of a disorderly influx of new settlers in nearby communities or invasions of acquired land associated with the Naranjo TSF, and efficiently manage the settler influx with the support of local governments and residents of the communities near the new tailings facilities.
For these purposes, PVDJ2’s Community Engagement and Development, Safety and Security teams have prepared a Land Influx and Protection Management Plan to address operational safety and the safety of communities near the operations.

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17.5.6    Monitoring and Evaluation
PVDJ2’s Community Engagement and Development team has a social monitoring program in place, that is designed to manage data retention, information flow, follow-up activities, and compliance with aims set out in the Social Management Plans for reporting purposes and internal and external audits.
The team also evaluates sustainable program impacts.
17.6    Qualified Person’s Opinion on Adequacy of Current Plans to Address Issues
Based on the information provided to the QP by Barrick and PVDJ2 (see Chapter 25), issues that may arise that will need careful management include the following:
•Ongoing consultation and engagement with those households affected by the resettlement required to construct the Naranjo TSF;
•Should further analysis of the Naranjo TSF indicate a larger than planned area is required, then PVDJ2 will need to complete further resettlement analysis and engagement with those affected.
The Dominican government is actively reviewing the modified ESIA that was lodged in October, 2022. Government representatives requested a meeting with PVDJ2 in January 2023. This active review and approval process may generate additional information requests or compliance activities from PVDJ2.
PVDJ2 is currently not responsible for rehabilitation of any of the Rosario Dominicana environmental liabilities, but has assumed the responsibility for administering the rehabilitation efforts on the Dominican government’s behalf.
PVDJ2 has assumed for the purposes of the LOM plan and economic analysis in this Report that certain permits will be received by specific dates. If these are not approved or granted, there is a risk that some assumptions in the LOM plan and economic analysis may need to be modified to reflect the changed dates.
PVDJ2 was able to permit the existing operations, and currently has the social license to operate within the local communities. There is a reasonable expectation that issues arising in relation to the proposed expansion can be managed with appropriate dialogue, and if required, modifications to designs of major proposed infrastructure. PVDJ2 has some flexibility with the negotiation of any future compensation payments that may be provided to those affected by planned resettlement activities.

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18.0    CAPITAL AND OPERATING COSTS
18.1    Introduction
Capital and operating cost estimates are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%.
18.2    Capital Cost Estimates
The overall capital cost estimate for the LOM is approximately US$3.3 B. Capital costs are based on recent prices or operating data. The overall LOM capital costs are provided in Table 18-1. The capital cost estimate is based on a conceptual level financial model provided by PVDJ2 that has been adjusted to align to generally-accepted accounting principles (GAAP). In Table 18-1:
•Capitalized drilling is drilling required for ore definition, development, and geotechnical purposes;
•Open pit sustaining capital is capital required for the continuation of the mining operations and includes items such as replacement and additional equipment, capitalized mobile maintenance components, new and upgraded mining infrastructure, geotechnical risk management equipment, light vehicles, and others;
•Processing capital allocations include the transition of the Naranjo TSF to the operational phase, Llagal TSF and Naranjo TSF dam raises above the starter dam limit, post expansion works, power plant major repairs, and major equipment rebuilds;
•General and administrative (G&A) capital is for items such as information technology and communication equipment upgrades, warehouse improvements, and G&A building improvements;
•Expansion capital is the estimate of the capital required to complete the process plant expansion to the approximate 14 Mt/a capacity scheduled; the Hondo WRSF; the Naranjo TSF land acquisition, starter dam construction and commissioning, and construction; and commissioning of the PAG waste transport system.
18.3    Operating Cost Estimates
Operating costs are based on a conceptual level financial model provided by PVDJ2 that has been adjusted to align to GAAP.
Operating costs are based on actual costs seen during operations and are projected through the LOM plan. Historical costs are used as the basis for operating cost forecasts for supplies and services unless there are new contract terms for these items. Labor and energy costs are based on budgeted rates applied to headcounts and energy consumption estimates.

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Table 18-1:    Capital Cost Estimate

Capital Expenditure	LOM (US$ B)
Sustaining capital	2.0
Capitalized drilling	—
Expansion capital	1.2
Total	3.3
Note: Totals may not sum due to rounding. Capital costs are based on a conceptual-level financial model provided by PVDJ2 that has been adjusted to align to GAAP.
The operating costs for the LOM were developed based on planned mine physicals, equipment hours, labor projections, consumable forecasts, and other expected incurred costs.
Direct operating costs for the LOM are estimated at US$51.20/t processed, as summarized in Table 18-2.

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Table 18-2:    Direct Operating Cost Estimate

Area	Unit	Value
Mining costs	US$/t processed	9.86
Processing costs	US$/t processed	37.18
G&A costs	US$/t processed	4.16
Note: Operating costs are based on a conceptual level financial model provided by PVDJ2 that has been adjusted to align to GAAP.

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19.0    ECONOMIC ANALYSIS
Please refer to the note regarding forward-looking information at the front of the Report.
Table 19-1, Table 19-2, and Table 19-3 contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. The cashflow is only intended to demonstrate the financial viability of the Project. Investors are cautioned that the above is based on a high-level mine plan and certain assumptions which may differ from Newmont’s long-term outlook or actual financial results, including, but not limited to commodity prices, escalation assumptions and other technical inputs. For example, Table 19-1, Table 19-2, and Table 19-3 use the price assumptions stated in the tables, including a gold commodity price assumption of US$1,650/oz in 2023, followed by US$1,300/oz for the remaining years, which varies significantly from current gold prices and the assumptions that Newmont uses for its long-term guidance. Please be reminded that significant variation of metal prices, costs and other key assumptions may require modifications to mine plans, models, and prospects.
19.1    Methodology Used
The financial model that supports the mineral reserve declaration is a standalone model that calculates annual cash flows based on scheduled ore production, assumed processing recoveries, metal sale prices and Dominican peso/US$ exchange rate, projected operating and capital costs and estimated taxes.
The financial analysis is based on an after-tax discount rate of 5%. All costs and prices are in unescalated “real” dollars. The currency used to document the cash flow is US$.
All costs are based on the 2023 budget. Revenue is calculated from the recoverable metals and long-term metal price and exchange rate forecasts.
19.2    Financial Model Parameters
The economic analysis is based on the metallurgical recovery predictions in Chapter 10.4, the mineral reserve estimates in Chapter 12, the mine plan discussed in Chapter 13.10, the commodity price forecasts in Chapter 16, closure cost estimates in Chapter 17.3, and the capital and operating costs outlined in Chapter 18. Royalties were summarized in Chapter 3.2.5 and Chapter 3.8.
Taxation considerations include payment to the Dominican government of a net smelter return royalty of 3.2% based on gross revenues for gold and silver, a net profits interest of 28.75% based on an adjusted taxable cash flow, a corporate income tax of 25% based on adjusted net income, a withholding tax on interest paid on loans and on payments abroad, and other general tax obligations which include a graduated minimum tax.
The economic analysis is based on 100% equity financing and is reported on a 100% project ownership basis. The economic analysis assumes constant prices with no inflationary adjustments.

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The NPV at a discount rate of 5% is $3.1 B. With a portion of the expansion capital already sunk, the payback and internal rate of return are not applicable.
A summary of the financial results is provided in Table 19-1. An annualized cashflow statement is provided in Table 19-2 (2023–2034) and Table 19-3 (2035–2046). The tables present the financial results on a 100% basis. Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator. Total tonnage and metal may differ from declared values in the mineral reserve table due to the financial model being based on a projected end of year topography. The QP does not consider any differences to be material.
In these tables, EBITDA = earnings before interest, taxes, depreciation and amortization. The active mining operation ceases in 2041, limestone mining in 2043, and processing in 2044; however, closure costs are estimated to 2061.
Cash flow information, sensitivity estimates and other financial and operating measures in this Section 19 and its tables are considered forward-looking statements (refer to Note at the start of the Report) and subject to change.
19.3    Sensitivity Analysis
The sensitivity of the Project to changes in grades, sustaining capital costs and operating cost assumptions was tested using a range of 25% above and below the base case values. The changes in metal prices are representative of changes in grade.
The Project is most sensitive to changes in grade, as shown in Figure 19-1.

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Table 19-1:    Cashflow Summary Table

Item	Unit	Value
Metal price, gold	$/oz	1,300
Metal price, silver	$/oz	18
Tonnage treated	Mt	289
Gold grade	g/t	2.2
Silver grade	g/t	13.5
Gold ounces, contained	Moz	20.3
Silver ounces, contained	Moz	126.0
Capital costs	$B	3.3
Direct operating costs	$B	14.7
Exchange rate	Dominican peso to US dollar	60
Discount rate		5%
Free cash flow	$B	4.8
Net present value	$B	3.1
Note: Cashflow presented on a 100% basis. Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator. Barrick operates under International Finance Reporting Standards (IFRS). The cash flow in this Report has been adjusted to align with GAAP, as required for US-listed companies. In the cashflow analysis 2023 is evaluated at a gold price of US$1,650/oz; the remainder of the LOM years use a gold price of US$1,300/oz.

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Table 19-2:    Annualized Cashflow (2023–2034)

Area	Units	LOM	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Total ore mined	Mt	195.5	14.4	8.1	1.4	4.3	8.9	8.1	7.5	7.7	13.8	13.2	13.9	14.4
Waste mined	Mt	516.9	16.7	5.7	30.4	43.4	36.4	22.6	17.9	27.4	48.3	44.1	26.1	24.4
Ore tonnes treated	Mt	289.4	11.7	13.8	14.1	14.4	14.4	14.4	14.4	14.4	14.4	14.4	14.4	14.4
Contained gold	Moz	20.3	0.9	1.1	1.0	1.1	1.2	1.0	1.1	1.1	1.0	1.0	1.1	0.9
Contained silver	Moz	126.0	5.5	6.9	5.9	7.7	8.5	6.6	6.4	7.6	6.2	5.9	7.2	7.5
Revenue	$B	25.6	1.5	1.4	1.3	1.4	1.5	1.3	1.4	1.4	1.3	1.3	1.4	1.2
Direct operating costs	$B	14.7	0.7	0.6	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7
Other costs	$B	1.7	0.0	0.1	0.0	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0
EBITDA	$B	9.2	0.8	0.7	0.6	0.6	0.7	0.5	0.6	0.5	0.5	0.5	0.6	0.4
Operating cash flow (after estimated taxes and other adjustments)	$B	8.0	0.7	0.6	0.5	0.6	0.7	0.5	0.5	0.5	0.4	0.4	0.5	0.3
Total capital	$B	3.3	0.5	0.6	0.4	0.3	0.1	0.2	0.1	0.2	0.1	0.2	0.1	0.2
Free Cash Flow	$B	4.8	0.2	0.0	0.1	0.3	0.6	0.3	0.4	0.3	0.3	0.2	0.4	0.1
Note: Cashflow presented on a 100% basis. Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator. EBITDA = earnings before interest, taxes, depreciation and amortization. Barrick operates under International Finance Reporting Standards (IFRS). The cash flow in this Report has been adjusted to align with the generally-accepted accounting principles (GAAP) required for US-listed companies. In the cashflow analysis 2023 is evaluated at a gold price of US$1,650/oz; the remainder of the LOM years use a gold price of US$1,300/oz.

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Table 19-3:    Annualized Cashflow (2035–2046)

Area	Units	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046
Total ore mined	Mt	11.3	14.4	14.4	12.9	12.9	12.9	0.8	0.0	0.0	0.0	0.0	0.0
Waste mined	Mt	39.0	48.0	35.2	20.4	17.6	12.8	0.5	0.0	0.0	0.0	0.0	0.0
Ore tonnes treated	Mt	14.4	14.4	14.3	12.2	13.1	12.3	11.4	11.6	11.0	5.5	0.0	0.0
Contained gold	Moz	0.9	1.0	1.0	0.9	0.9	0.8	0.6	0.6	0.6	0.3	0.0	0.0
Contained silver	Moz	6.0	5.8	5.5	4.4	5.3	4.7	4.0	3.4	3.4	1.6	0.0	0.0
Revenue	$B	1.1	1.2	1.3	1.1	1.1	1.0	0.8	0.8	0.7	0.4	0.0	0.0
Direct operating costs	$B	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.6	0.6	0.4	0.0	0.0
Other costs	$B	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.1	0.1	0.0	0.0
EBITDA	$B	0.4	0.5	0.5	0.4	0.4	0.3	0.0	-0.0	-0.0	-0.1	0.0	0.0
Operating cash flow (after estimated taxes and other adjustments)	$B	0.3	0.3	0.4	0.3	0.3	0.2	0.0	0.1	0.1	0.0	-0.0	-0.0
Total capital	$B	0.1	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Free Cash Flow	$B	0.2	0.3	0.2	0.3	0.2	0.2	0.0	0.1	0.1	0.0	-0.0	-0.0
Note: Cashflow presented on a 100% basis. Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator. EBITDA = earnings before interest, taxes, depreciation and amortization. Barrick operates under International Finance Reporting Standards (IFRS). The cash flow in this Report has been adjusted to align with the generally-accepted accounting principles (GAAP) required for US-listed companies. In the cashflow analysis 2023 is evaluated at a gold price of US$1,650/oz; the remainder of the LOM years use a gold price of US$1,300/oz.

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Figure 19-1:    NPV Sensitivity
Note: Figure prepared by Newmont, 2023. In this figure, grade and metal price plot on the same line; therefore, metal price is not shown.

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20.0    ADJACENT PROPERTIES
This Chapter is not relevant to this Report.

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21.0    OTHER RELEVANT DATA AND INFORMATION
This Chapter is not relevant to this Report.

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22.0    INTERPRETATION AND CONCLUSIONS
22.1    Introduction
The QP notes the following interpretations and conclusions, based on the review of data available for this Report.
22.2    Property Setting
The Pueblo Viejo Operations are located in an area that has more than nine years of mining activity by the joint venture with Barrick as operator. As a result, local and regional infrastructure and the supply of goods available to support mining operations is well-established. Personnel with experience in mining-related activities are available in the district. There are transportation routes that access the Project area.
There are no significant topographic or physiographic issues that would affect the Pueblo Viejo Operations. However, the Project is in a seismically-active region.
Mining operations are conducted year-round.
22.3    Ownership
Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator. The in-country joint venture operating entity is Pueblo Viejo Dominicana Jersey 2 Limited.
22.4    Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements
Mineral tenure is granted by the lease to Pueblo Viejo Dominicana Jersey 2 Limited on the 7,995 ha Montenegro Fiscal Reserve.
A Special Lease Agreement governs the development and operation of the mine. The lease on the Montenegro Fiscal Reserve can be renewed by Pueblo Viejo Dominicana Jersey 2 Limited for a further 25-year term, at its sole election. At the completion of the second term, the Special Lease Agreement provides for another 25-year extension, however this extension must be by mutual agreement between the government and Pueblo Viejo Dominicana Jersey 2 Limited.
Current key terms of the Special Lease Agreement include:
•An initial 25-year term, a second 25-year term on Pueblo Viejo Dominicana Jersey 2 Limited’s sole election, and a third 25-year term as agreed between the government and Pueblo Viejo Dominicana Jersey 2 Limited;
•Limestone deposits within the Montenegro Fiscal Reserve, including the Hatillo deposit, can be exploited with no additional charges;
•Allowance to operate the Las Lagunas and Mejita TSFs;
•The Dominican government will provide a permanent and reliable source of water to support operations;

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•The Dominican government will lease to Pueblo Viejo Dominicana Jersey 2 Limited the lands and mineral rights needed to allow tailings and waste disposal;
•The Dominican government will remediate all historical disturbances other than those within areas designated for development by Pueblo Viejo Dominicana Jersey 2 Limited;
•An NSR royalty of 3.2% of net receipts of sales is payable to the government;
•A net profits interest payment that is based on the gold price will be paid once the Pueblo Viejo Dominicana Jersey 2 Limited has reached an initial rate of return of 10%. Once this rate has been reached, the net profits interest payable to the Dominican government will be 28.75%;
•Income tax payments are subject to a stabilized tax regime. and an annual minimum tax rate (only applicable when there is a positive difference between the product of the applicable annual minimum tax rate (which varies with the price of gold) multiplied by gross receipts and the sum of the net profits interest and income tax for a particular year).
The grant of the Special Lease Agreement provides the operations with surface rights for the current mining operations. The planned Naranjo TSF will require PVDJ2 to obtain surface rights in the planned facility location, and will require completion of a resettlement program.
Under the Special Lease Agreement, the Dominican government is responsible for providing a permanent and reliable source of water to support the mining operations.
22.5    Geology and Mineralization
The Pueblo Viejo deposit area is considered to be an example of a high-sulfidation epithermal deposit.
The geological understanding of the settings, lithologies, and structural and alteration controls on mineralization in the different zones is sufficient to support estimation of mineral resources and mineral reserves. The geological knowledge of the area is also considered sufficiently acceptable to reliably inform mine planning.
The mineralization style and setting are well understood and can support declaration of mineral resources and mineral reserves.
PVDJ2 continues to actively explore in the immediate and near-mine areas.
22.6    History
The Pueblo Viejo Operations have over nine years of currently active mining history, from 2013 onward. An initial mining phase ran from 1975–1991.
PVDJ2 and its predecessor company, Placer Dome, has had active exploration programs in the Project area since 2001.
22.7    Exploration, Drilling, and Sampling
The exploration programs completed to date are appropriate for the style of the mineralization within the Pueblo Viejo Operations area.

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Sampling methods, sample preparation, analysis and security conducted prior to PVDJ2’s interest in the operations were in accordance with exploration practices and industry standards at the time the information was collected. Current sampling methods are acceptable for mineral resource and mineral reserve estimation. Sample preparation, analysis and security for the PVDJ2 programs are performed in accordance with current exploration practices and generally-accepted industry standards.
The quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected during the exploration and delineation drilling programs and included in the database subset that supports estimation are sufficient to support mineral resource and mineral reserve estimation. The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits. Sampling is representative of the gold and silver grades in the deposit, reflecting areas of higher and lower grades.
The sample preparation, analysis, quality control, and security procedures used by the Pueblo Viejo Operations have changed over time to meet evolving industry practices. Practices at the time the information was collected were industry-standard. The sample preparation, analysis, quality control, and security procedures are sufficient to provide reliable data to support estimation of mineral resources and mineral reserves.
The QA/QC programs adequately address issues of precision, accuracy and contamination. Modern drilling programs typically included blanks, duplicates and standard samples. QA/QC submission rates meet industry-accepted standards.
Density measurements are considered to provide acceptable density values for use in mineral resource and mineral reserve estimation. However, density is considered under sampled. PVDJ2 advised Newmont that a program to increase density coverage is under way.
22.8    Data Verification
PVDJ2 had data collection procedures in place that included several verification steps designed to ensure database integrity. PVDJ2 staff also conducted regular logging, sampling, laboratory and database reviews. The process of active database quality control and internal and external audits generally resulted in quality data.
The data collected from the Pueblo Viejo Operations area adequately support the geological interpretations and constitute a database of sufficient quality to support the use of the data in mineral resource and mineral reserve estimation.
Data that were verified on upload to the database are acceptable for use in mineral resource and mineral reserve estimation.
The QP performed a site visit in November 2022. Observations made during the visit, in conjunction with discussions with site-based technical staff also support the geological interpretations, and analytical and database quality. The QP’s personal inspection supports the use of the data in mineral resource and mineral reserve estimation, and in mine planning.
22.9    Metallurgical Testwork
Industry-standard studies were performed as part of process development and initial mill design. Subsequent production experience and focused investigations guided mill alterations and

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process changes. Testwork programs, both internal and external, continue to be performed to support current operations and potential improvements. From time to time, this may lead to requirements to adjust cut-off grades, modify the process flowsheet, or change reagent additions and plant parameters to meet quality, production, and economic targets.
Samples selected for testing were representative of the various types and styles of mineralization. Samples were selected from a range of depths within the deposit. Sufficient samples were taken so that tests were performed on sufficient sample mass.
Forecast average life-of-mine recoveries for the expanded plant are approximately 90% for gold and 65% for silver.
There are no deleterious elements from a processing perspective. Elements such as total carbon, organic carbon, total sulfur, and sulfide sulfur are managed using blending.
22.10    Mineral Resource Estimates
Estimation was performed by PVDJ2 personnel. Modelling was performed in Leapfrog and resource estimates were performed in Vulcan software.
Mineral resources are reported using the mineral resource definitions set out in SK1300, and are reported exclusive of those mineral resources converted to mineral reserves. The reference point for the estimate is in situ. Mineral resources are reported on a 100% basis. Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator.
Areas of uncertainty that may materially impact the mineral resource estimates include: changes to long-term commodity price assumptions; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological shape and continuity assumptions; changes to metallurgical recovery assumptions; changes to the operating cut-off assumptions for mill feed or stockpile feed; changes to the input assumptions used to derive the conceptual open pit outlines used to constrain the estimate; changes to drill hole spacing assumptions; changes to the cut-off grades used to constrain the estimates; variations in geotechnical, hydrogeological and mining assumptions; changes to governmental regulations; changes to environmental assessments; and changes to environmental, permitting and social license assumptions.
Density is considered under sampled. PVDJ2 advised Newmont that a program to increase density coverage is under way. Use of the currently-available data is supported by PVDJ2’s operational history of the Project.
22.11    Mineral Reserve Estimates
Mineral reserves were converted from measured and indicated mineral resources. Inferred mineral resources were set to waste. Estimation was performed by PVDJ2 personnel.
All current mineral reserves will be exploited using open pit mining methods, or are in stockpiles.
Mineral reserves amenable to open pit mining methods were estimated assuming open pit methods with conventional methods for drilling, blasting, loading with hydraulic shovels and haulage by large trucks.

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Mineral resources were converted to mineral reserves using a detailed mine plan, an engineering analysis, and consideration of appropriate modifying factors. Modifying factors include open pit mining methods, metallurgical recoveries, environmental, permitting and infrastructure requirements.
Mineral reserves are reported using the mineral resource definitions set out in SK1300. The reference point for the estimate is the point of delivery to the process facilities. Mineral reserves are reported on a 100% basis. Newmont currently holds a 40% Project interest. The remaining 60% interest is held by Barrick, the Project operator.
Areas of uncertainty that may materially impact the mineral reserve estimates include: changes to long-term metal price and exchange rate assumptions; changes to metallurgical recovery assumptions; changes to the input assumptions used to derive the pit designs applicable to the open pit mining methods used to constrain the estimates; changes to the forecast dilution and mining recovery assumptions; changes to the cut-off values applied to the estimates; variations in geotechnical (including seismicity), hydrogeological and mining method assumptions; and changes to environmental, permitting and social license assumptions.
22.12    Mining Methods
Mining operations can be conducted year-round.
Open pit mining is conducted using conventional techniques and an Owner-operated conventional truck and shovel fleet. The open pit mine plans are appropriately developed to maximize mining efficiencies, based on the current knowledge of geotechnical, hydrological, mining and processing information on the Project.
The LOM plan assumes a nominal rate of approximately 14 Mt/a milling throughput until the end of 2037, with milling rates decreasing starting in 2038.
The remaining mine life is projected to be 19 years, until 2041. Processing of low-grade stockpiles will continue to 2044 with limestone mining completing in 2043.
As part of day-to-day operations, PVDJ2 will continue to perform reviews of the mine plan and consider alternatives to, and variations within, the plan. Alternative scenarios and reviews may be based on ongoing or future mining considerations, evaluation of different potential input factors and assumptions, and corporate directives.
22.13    Recovery Methods
The process plant design was based on a combination of metallurgical testwork, previous study designs, previous operating experience. The design is conventional to the gold industry and has no novel parameters.
The processing plant is currently designed to process approximately 24,000 t/d of ROM refractory ore. The oxygen supply is currently the key plant bottleneck. If the ROM feed has a low sulfide content, the plant can process over 30,000 t/d.
The process plant expansion project will expand processing operations from 8.6 Mt/a to approximately 14 Mt/a. The intention is not to install an additional autoclave but rather to upgrade low-grade ore by installing a flotation circuit and to modify the existing four autoclaves by including a flash recycle thickening circuit, which will assist in increasing the capacity and the

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residence time in the autoclaves. The flowsheet has been periodically subjected to professional review via independent consultants, resulting in several confirmatory reports.
The plant will produce variations in recovery due to the day-to-day changes in ore type or combinations of ore type being processed. These variations are expected to trend to the forecast recovery value for monthly or longer reporting periods.
22.14    Infrastructure
Infrastructure to support current mining operations is in place. Additional infrastructure is required to support the planned expansion. Key elements include an additional TSF and a PAG conveyor system.
A stockpiling strategy is practiced, deferring lower-grade ores to the end of mine life.
The Llagal TSF is expected to be filled to its design limit in 2027, after which tailings will be placed in a proposed new TSF, the Naranjo TSF. From 2025 until 2041, PAG waste rock from the mine is planned to be deposited into the Naranjo TSF. The facility will have a PAG waste storage capacity of approximately 500 Mm3. The current design allows for expansion to a capacity of 645 Mm3 if required in the future. The Naranjo TSF dam will be designed for “Extreme” consequence classification.
The existing infrastructure, staff availability, existing power, water, and communications facilities, and the methods whereby goods are transported to the mine are all in place and well-established, and can support the estimation of mineral resources and mineral reserves.
The process includes an effluent treatment plant to treat the combined flows of tailings effluent and the ARD generated in the Margarita drainage basin from previous mining activities.
Key water management structures include, or will include the following: Hatillo reservoir; Hondo reservoir; Taino Dam; fresh water storage pool; emergency containment pools; Monte Negro, Moore and Cumba Pits; ARD storage dams; effluent treatment plant; Llagal TSF; and Naranjo TSF.
On-site accommodation consists of an approximately 430-bed camp with full dining, laundry and recreational facilities.
The Pueblo Viejo Operations are supplied with electric power from two sources via two independent 230 kV transmission circuits. It is expected that the mine average load at full production, once the expansion project is completed, will exceed the Quisqueya Power production in about 2026. Additional power to support the LOM plan will be sourced either from the grid or from a solar plant that is currently in the planning stage.
22.15    Market Studies
Barrick has established contracts and buyers for the doré product from the Pueblo Viejo Operations, and has an internal marketing group that monitors markets for its key products. Together with public documents and analyst forecasts, these data support that there is a reasonable basis to assume that, for the LOM plan, the key products will be saleable at the assumed commodity pricing.

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Barrick, as operator of the Pueblo Viejo JV, provides the commodity price guidance. Higher metal prices are used for the mineral resource estimates to ensure the mineral reserves are a sub-set of, and not constrained by, the mineral resources, in accordance with industry-accepted practice.
Bullion is sold on the spot market, by marketing experts retained in-house by Barrick. Barrick provides Newmont with the date and number of ounces that will be credited to Newmont’s account, and invoices Newmont for how much Newmont is owed, such that Newmont receives credits for the ounces (based on the JV interest) and Newmont pays Barrick for the ounces. The terms contained within the sales contracts are typical and consistent with standard industry practice and are similar to contracts for the supply of bullion elsewhere in the world.
The largest in-place contracts other than for product sales cover items such as bulk commodities, operational and technical services, mining and process equipment, and administrative support services. Contracts are negotiated and renewed as needed.
22.16    Environmental, Permitting and Social Considerations
Baseline and supporting environmental studies were completed to assess both pre-existing and ongoing site environmental conditions, as well as to support decision-making processes during operations start-up. Characterization studies were completed for climate, air quality, hydrology and surface water quality, hydrogeology, flora, fauna, soils, agriculture and land use, and the socioeconomic environment.
Plans were developed and implemented to address aspects of operations such as waste and fugitive dust management, spill prevention and contingency planning, water management, and noise levels. Environmental monitoring is ongoing at the Project and will continue over the life of the operations. Key monitoring areas include air, water, noise, wildlife, and waste management.
An Environmental and Social Impact Assessment was completed to support the planned Naranjo TSF construction, and an environmental study was completed in support of the planned process expansion. It was submitted to the Ministry of Environment at end of October 2022.
All major permits and approvals are either in place or PVDJ2 expects to obtain them in the normal course of business. Where permits have specific terms, renewal applications are made of the relevant regulatory authority as required, prior to the end of the permit term.
PVDJ2 understands and accepts the importance of proactive community relations as an overriding principle in its day-to-day operations as well as future development planning. The company therefore structures its community relations activities to consider the concerns of the local people and endeavors to communicate and demonstrate its commitment in terms that can be best appreciated and understood to maintain the social license to operate.
22.17    Capital Cost Estimates
Capital costs are based on a conceptual level financial model provided by PVDJ2 that has been adjusted to align to GAAP.

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Capital costs were based on recent prices or operating data and are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%.
The overall capital cost estimate for the LOM, including the expansion project, is approximately US$3.3 B.
22.18    Operating Cost Estimates
Operating costs are based on a conceptual level financial model provided by PVDJ2 that has been adjusted to align to GAAP.
Direct operating costs were based on actual costs seen during operations and are projected through the LOM plan, and are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%.
Direct operating costs for the LOM are estimated at US$51.20/t processed. The estimated LOM open pit mining cost is $9.86/t mined, base processing costs are estimated at $37.18/t processed, and total G&A costs are estimated at $4.16/t processed.
22.19    Economic Analysis
The NPV at a discount rate of 5% is $3.1 B. With a portion of the expansion capital already sunk, the payback and internal rate of return are not applicable.
The Project is most sensitive to variations in grades.
22.20    Risks and Opportunities
22.20.1    Risks
The risks associated with the Pueblo Viejo Operations are generally those expected with open pit mining operations and include the accuracy of the resource model, unexpected geological features that cause geotechnical issues, and/or operational impacts.
Uncertainties that may affect the mineral resource and mineral reserve estimates are discussed in Chapter 11.15 and Chapter 12.7 respectively. Uncertainties identified by the QP on the adequacy of current plans to address issues related to environmental, permitting, closure and social considerations are provided in Chapter 17.6.
Other risks noted include:
•Density is currently under sampled. There is a risk of lower density than modelled which could impact estimated tonnages and contained metal. The risk is mitigated given the site’s operating history;
•A portion of the mineral resource and mineral reserve estimates are in stockpiled material. This material is classified as indicated based on uncertainties relating to the carbon content, and sulfur degradation impacting process recoveries. If process recoveries are lower than assumed, this could affect the project

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economics for that portion of the mine plan that is based on expected revenue from stockpiled material;
•The process plant expansion project has not achieved commercial production and as with any construction project there is a risk of delays and lower than estimated plant throughput, recovery (or both) during the start-up period;
•The waste stacking system in the proposed Naranjo TSF may experience project delays, increased costs and/or operational issues not envisaged during the study work. While truck haulage is always a feasible alternative, this would come at higher than planned costs;
•Relocation of communities may take longer than expected. Delays may impact the proposed construction schedule for the Naranjo TSF;
•The site has sufficient limestone available for the LOM requirements; however, should unforeseen issues impact the availability of limestone, the use of external sources would be expected to increase costs. This scenario should be manageable within the current cost and revenue structure;
•The estimated closure cost in the economic analysis is US$342 M. The closure cost may require revision when the relevant regulatory authorities have examined the ESIA, modifications to the ESIA and related expansion scenario. There is a risk that the closure cost may be higher than that estimated in the economic analysis;
•Commodity price increases for key consumables such diesel, electricity, tires, and chemicals would negatively impact the stated mineral reserves and mineral resources;
•Labor cost increases or productivity decreases could also impact the stated mineral reserves and mineral resources, or impact the economic analysis that supports the mineral reserves;
•Geotechnical and hydrological assumptions used in mine planning are based on historical performance, and to date historical performance has been a reasonable predictor of current conditions. Any changes to the geotechnical and hydrological assumptions could affect mine planning, affect capital cost estimates if any major rehabilitation is required due to a geotechnical or hydrological event, affect operating costs due to mitigation measures that may need to be imposed, and impact the economic analysis that supports the mineral reserve estimates;
•The mineral resource estimates are sensitive to metal prices. Lower metal prices will require revisions to the mineral resource estimates;
•Political risk from challenges to:
◦Mining license renewals;
◦Environmental permit grant or renewal;
•Changes to assumptions as to governmental tax or royalty rates, such as taxation rate increases or new taxation or royalty requirements.

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22.20.2    Opportunities
Opportunities for the Pueblo Viejo Operations include moving the stated mineral resources into mineral reserves through additional drilling and study work.
Opportunities include:
•Conversion of some or all of the measured and indicated mineral resources currently reported exclusive of mineral reserves to mineral reserves, with appropriate supporting studies;
•Upgrade of some or all of the inferred mineral resources to higher-confidence categories, such that this material could be used in mineral reserve estimation;
•Higher metal prices than forecast could present upside sales opportunities and potentially an increase in predicted Project economics.
Studies are underway to determine if a more economic source for TSF construction material is available.
22.21    Conclusions
Under the assumptions presented in this Report, the Pueblo Viejo Operations have a positive cash flow, and mineral reserve estimates can be supported.

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23.0    RECOMMENDATIONS
As the Pueblo Viejo Operations consist of an operating mine, the QP has no material recommendations to make.

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24.0    REFERENCES
24.1    Bibliography
AMEC, 2005: Technical Report and Qualified Persons Review, Pueblo Viejo Project, Dominican Republic. Report prepared for Placer Dome Inc., October, 2005.
Pueblo Viejo Dominicana Jersey 2 Limited (PVDJ2), 2022a: 2021–22 Geotechnical Drilling Summary and Rock Mass Model Review: internal report.
Pueblo Viejo Dominicana Jersey 2 Limited (PVDJ2), 2022b: Groundwater Model Hu Coefficient – Update February 2022: internal report.
Borst, R., Moore, C., and Villeneuve, A., 2012: Technical Report on the Pueblo Viejo Mine, Sanchez Ramirez Province, Dominican Republic: report prepared by RPA Canada for Barrick Gold Corporation, effective date 16 March, 2012.
Canadian Dam Association (CDA), 2007: Dam Safety Guidelines 2007.
Canadian Dam Association (CDA), 2013: Dam Safety Guidelines 2007, Revised 2013.
Canadian Dam Association (CDA), 2019: Dams in Canada – 2019.
Cardenas, R., Miranda, H., and Krutzelmann, H., 2018: Technical Report on the Pueblo Viejo Mine, Sanchez Ramirez Province, Dominican Republic: report prepared by RPA Canada for Pueblo Viejo Dominicana Corporation, Barrick Gold Corporation, Goldcorp Inc., effective date 19 March, 2018.
Douglas, B., Yuhasz, C., Quarmby, R., Bar, N., and Burton, B., 2023: Technical Report on the Pueblo Viejo Mine, Dominican Republic: NI 43-101 technical report prepared for Barrick, effective date 31 December, 2022 (draft).
Evans, L., Miranda, H., and Altman, K.A., 2024: Technical Report on the Pueblo Viejo Mine, Sanchez Ramirez Province, Dominican Republic: report prepared by RPA Canada for Pueblo Viejo Dominicana Corporation, Barrick Gold Corporation, Goldcorp Inc., effective date 27 March, 2014.
Global Industry Standard on Tailings Management (GISTM), 2020: Global Industry Standard on Tailings Management: Global Tailings Review.org, https://globaltailingsreview.org/wp-content/uploads/2020/08/global-industry-standard_EN.pdf.
Hedenquist, J.W., and Lowenstern J.B., 1984: The Role of Magmas in the Formation of Hydrothermal Ore Deposits: Nature, Vol 370, pp. 519–527.
McPhie., J., 2020: Facies Analysis of the Pueblo Viejo Volcanic Succession, Dominican Republic: report prepared for Barrick.
Red Rock Geotechnical, 2021: Rock Mass Model 2021 Pueblo Viejo Mine: report prepared for Barrick, Report No BGC-178-REP-01.
Red Rock Geotechnical, 2022: Slope Stability Analysis & Design Pueblo Viejo Mine: report prepared for Barrick, Report No: BGC-224-REP-01.
Redwood, S.D., 2019: The Dominican Republic’s Mining Industry In 2018: https://minedocs.com/22/Redwood-Dominican-Mining-Industry-March-2019.pdf.

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Smith, H.A., and Stephenson, P.R., 2011; Pueblo Viejo Gold Project, Dominican Republic, Technical Report: report prepared by AMC Consultants for Pueblo Viejo Dominicana Corporation, Barrick Gold Corporation, and Goldcorp Inc., effective date 29 March, 2011.
Smith, H.A., Stephenson, P.R., Butcher, M.G., and Carr, C.A., 2008: Pueblo Viejo Gold Project, Dominican Republic, Technical Report: report prepared by AMC Consultants for Goldcorp Inc., effective date 1 May, 2008.
Snowden Optiro, 2023: Pueblo Viejo Geologic and Resource Model Review: report prepared for Pueblo Viejo Dominicana, Jersey 2 Limited, January 2023.
SRK Consulting, 2022a: Factual Report on Barrick Pueblo Viejo 2021 Geotechnical Drilling: report prepared for Barrick, revision 3, 31 October 2022.
SRK Consulting, 2022b: Numerical Groundwater Model for Pore Pressure Predictions, report prepared for Barrick, draft 29 August 2022.
Stone & Webster International Projects Corporation, 1992: Sulphide Gold Feasibility Study: report prepared for Rosario Dominicana, S.A., October 1992.
Toloczyki, M., and Ramirez, I., 1991: Geologic Map of the Dominican Republic, Scale 1:250,000: Ministry of Industry and Commerce, Department of Mining, Geographic Institute of the University of Santo Domingo.
24.2    Abbreviations and Symbols

Abbreviation/Symbol	Term
2D	two-dimensional
3D	three-dimensional
AA/AAS	atomic absorption/atomic absorption spectroscopy
ANFO	ammonium nitrate fuel oil
ARD	acid rock drainage
BBWi	Bond ball mill work index
CCD	counter-current decantation
CDA	Canadian Dam Association
CIL	carbon-in-leach
D$	Dominican peso
EBITDA	earnings before interest, taxes, depreciation, and amortization
EIS	Environmental Impact Statement
ESIA	Environmental and Social Impact Assessment
ETP	effluent treatment plant
FA	fire assay
G&A	general and administrative
GAAP	generally-accepted accounting principles
GISTM	Global Industry Standard on Tailings Management
GPS	global positioning system
GSI	geological strength index
HERCO	Hermitian correction
HQ	63.5 mm core diameter size

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Abbreviation/Symbol	Term
ICP	inductively coupled plasma
ICP-AES	inductively coupled plasma atomic emission spectroscopy
ICP-MS	inductively coupled plasma–mass spectrometry
ID	inverse distance weighting
ID3	inverse distance to the power of three
IFC	International Finance Corporation
IFRS	International Finance Reporting Standards
IP	induced polarization
IRA	inter-ramp slope angle
ISO	International Standards Organization
JV	joint venture
LECO	analyzer designed for wide-range measurement of carbon and sulfur content of mineralization
LOM	life-of-mine
MIBC	methyl isobutyl carbinol
MSHA	Mine Safety and Health Administration
NAD27	North American Domain of 1927
NAG	non acid generating
Newmont	Newmont Corporation
NN	nearest neighbor
NPV	net present value
NQ	47.6 mm core diameter size
NSR	net smelter return
OK	ordinary kriging
PAG	potentially acid-generating
PAX	potassium amyl xanthate
POX	pressure oxidation
QA/QC	quality assurance and quality control
QP	Qualified Person
RAB	rotary air blast
RC	reverse circulation
RM SME	Registered member of the Society for Mining, Metallurgy and Exploration
ROM	run-of-mine
RQD	rock quality designation
RWi	Bond rod mill work index
SABC	SAG and ball mill with pebble crusher grinding circuit
SAG	semi-autogenous grind
SENI	Systema Electrico Nacional Interconectado
SK1300	Regulation S–K 1300
SME	Society for Mining, Metallurgy and Exploration
TSF	tailing storage facility
UCS	unconfined compressive strength
US/USA	United States/United States of America

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Abbreviation/Symbol	Term
US$	United States dollar
UTM	Universal Transverse Mercator
WAD	weakly acid-dissociable
Wi	work index
WRSF	waste rock storage facility
24.3    Glossary of Terms

Term	Definition
acid rock drainage/acid mine drainage	Characterized by low pH, high sulfate, and high iron and other metal species.
ANFO	A free-running explosive used in mine blasting made of 94% prilled aluminum nitrate and 6% No. 3 fuel oil.
azimuth	The direction of one object from another, usually expressed as an angle in degrees relative to true north. Azimuths are usually measured in the clockwise direction, thus an azimuth of 90 degrees indicates that the second object is due east of the first.
ball mill	A piece of milling equipment used to grind ore into small particles. It is a cylindrical shaped steel container filled with steel balls into which crushed ore is fed. The ball mill is rotated causing the balls themselves to cascade, which in turn grinds the ore.
bullion	Unrefined gold and/or silver mixtures that have been melted and cast into a bar or ingot.
carbonaceous	Containing graphitic or hydrocarbon species, e.g., in an ore or concentrate; such materials generally present some challenge in processing, e.g. preg-robbing characteristics.
comminution/crushing/grinding	Crushing and/or grinding of ore by impact and abrasion. Usually, the word "crushing" is used for dry methods and "grinding" for wet methods. Also, "crushing" usually denotes reducing the size of coarse rock while "grinding" usually refers to the reduction of the fine sizes.
concentrate	The concentrate is the valuable product from mineral processing, as opposed to the tailing, which contains the waste minerals. The concentrate represents a smaller volume than the original ore
counter-current decantation (CCD)	A process where a slurry is thickened and washed in multiple stages, where clean water is added to the last thickener, and overflows from each thickener are progressively transferred to the previous thickener, countercurrent to the flow of thickened slurry.
cut-off grade	A grade level below which the material is not “ore” and considered to be uneconomical to mine and process. The minimum grade of ore used to establish reserves.
data verification	The process of confirming that data was generated with proper procedures, was accurately transcribed from the original source and is suitable to be used for mineral resource and mineral reserve estimation
density	The mass per unit volume of a substance, commonly expressed in grams/ cubic centimeter.
dilution	Waste of low-grade rock which is unavoidably removed along with the ore in the mining process.
doré	Unrefined gold and silver bullion bars consisting of approximately 90% precious metals that will be further refined to almost pure metal.

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Term	Definition
easement	Areas of land owned by the property owner, but in which other parties, such as utility companies, may have limited rights granted for a specific purpose.
encumbrance	An interest or partial right in real property which diminished the value of ownership, but does not prevent the transfer of ownership. Mortgages, taxes and judgements are encumbrances known as liens. Restrictions, easements, and reservations are also encumbrances, although not liens.
feasibility study
A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.
A feasibility study is more comprehensive, and with a higher degree of accuracy, than a pre-feasibility study. It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing.

flotation	Separation of minerals based on the interfacial chemistry of the mineral particles in solution. Reagents are added to the ore slurry to render the surface of selected minerals hydrophobic. Air bubbles are introduced to which the hydrophobic minerals attach. The selected minerals are levitated to the top of the flotation machine by their attachment to the bubbles and into a froth product, called the "flotation concentrate." If this froth carries more than one mineral as a designated main constituent, it is called a "bulk float". If it is selective to one constituent of the ore, where more than one will be floated, it is a "differential" float.
flowsheet	The sequence of operations, step by step, by which ore is treated in a milling, concentration, or smelting process.
indicated mineral resource	An indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The term adequate geological evidence means evidence that is sufficient to establish geological and grade or quality continuity with reasonable certainty. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.
inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The term limited geological evidence means evidence that is only sufficient to establish that geological and grade or quality continuity is more likely than not. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.
A qualified person must have a reasonable expectation that the majority of inferred mineral resources could be upgraded to indicated or measured mineral resources with continued exploration; and should be able to defend the basis of this expectation before his or her peers.

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Term	Definition
initial assessment	An initial assessment is a preliminary technical and economic study of the economic potential of all or parts of mineralization to support the disclosure of mineral resources. The initial assessment must be prepared by a qualified person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of mineral resources but cannot be used as the basis for disclosure of mineral reserves
IP	Geophysical method, induced polarization; used to directly detect scattered primary sulfide mineralization. Most metal sulfides produce IP effects, e.g., chalcopyrite, bornite, chalcocite, pyrite, pyrrhotite
life of mine (LOM)	Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan based on the current evaluation of ore reserves.
measured mineral resource	A measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The term conclusive geological evidence means evidence that is sufficient to test and confirm geological and grade or quality continuity. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit.
mill	Includes any ore mill, sampling works, concentration, and any crushing, grinding, or screening plant used at, and in connection with, an excavation or mine.
mineral reserve
A mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
The determination that part of a measured or indicated mineral resource is economically mineable must be based on a preliminary feasibility (pre-feasibility) or feasibility study, as defined by this section, conducted by a qualified person applying the modifying factors to indicated or measured mineral resources. Such study must demonstrate that, at the time of reporting, extraction of the mineral reserve is economically viable under reasonable investment and market assumptions. The study must establish a life of mine plan that is technically achievable and economically viable, which will be the basis of determining the mineral reserve.
The term economically viable means that the qualified person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the mineral reserve is economically viable under reasonable investment and market assumptions.
The term investment and market assumptions includes all assumptions made about the prices, exchange rates, interest and discount rates, sales volumes, and costs that are necessary to determine the economic viability of the mineral reserves. The qualified person must use a price for each commodity that provides a reasonable basis for establishing that the project is economically viable.

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Term	Definition
mineral resource
A mineral resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction.
The term material of economic interest includes mineralization, including dumps and tailings, mineral brines, and other resources extracted on or within the earth’s crust. It does not include oil and gas resources, gases (e.g., helium and carbon dioxide), geothermal fields, and water.
When determining the existence of a mineral resource, a qualified person, as defined by this section, must be able to estimate or interpret the location, quantity, grade or quality continuity, and other geological characteristics of the mineral resource from specific geological evidence and knowledge, including sampling; and conclude that there are reasonable prospects for economic extraction of the mineral resource based on an initial assessment, as defined in this section, that he or she conducts by qualitatively applying relevant technical and economic factors likely to influence the prospect of economic extraction.

net present value (NPV)	The present value of the difference between the future cash flows associated with a project and the investment required for acquiring the project. Aggregate of future net cash flows discounted back to a common base date, usually the present. NPV is an indicator of how much value an investment or project adds to a company.
net smelter return (NSR)	A defined percentage of the gross revenue from a resource extraction operation, less a proportionate share of transportation, insurance, and processing costs.
open pit	A mine that is entirely on the surface. Also referred to as open-cut or open-cast mine.
ounce (oz) (troy)	Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.
overburden	Material of any nature, consolidated or unconsolidated, that overlies a deposit of ore that is to be mined.
pebble crushing	A crushing process on screened larger particles that exit through the grates of a SAG mill. Such particles (typically approx. 50 mm diameter) are not efficiently broken in the SAG mill and are therefore removed and broken, typically using a cone crusher. The crushed pebbles are then fed to a grinding mill for further breakage.
plant	A group of buildings, and especially to their contained equipment, in which a process or function is carried out; on a mine it will include warehouses, hoisting equipment, compressors, repair shops, offices, mill or concentrator.
preg-robbing	A characteristic of certain ores, typically that contain carbonaceous species, where dissolved gold is readsorbed by these species, leading to an overall reduction in gold recovery. Such ores require more complex treatment circuits to maximize gold recovery.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Term	Definition
preliminary feasibility study, pre-feasibility study
A preliminary feasibility study (prefeasibility study) is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a qualified person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product.
A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a qualified person to determine if all or part of the indicated and measured mineral resources may be converted to mineral reserves at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable

probable mineral reserve	A probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource. For a probable mineral reserve, the qualified person’s confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality is lower than what is sufficient for a classification as a proven mineral reserve, but is still sufficient to demonstrate that, at the time of reporting, extraction of the mineral reserve is economically viable under reasonable investment and market assumptions. The lower level of confidence is due to higher geologic uncertainty when the qualified person converts an indicated mineral resource to a probable reserve or higher risk in the results of the application of modifying factors at the time when the qualified person converts a measured mineral resource to a probable mineral reserve. A qualified person must classify a measured mineral resource as a probable mineral reserve when his or her confidence in the results obtained from the application of the modifying factors to the measured mineral resource is lower than what is sufficient for a proven mineral reserve.
propylitic	Characteristic greenish color. Minerals include chlorite, actinolite and epidote. Typically contains the assemblage quartz–chlorite–carbonate
proven mineral reserve	A proven mineral reserve is the economically mineable part of a measured mineral resource. For a proven mineral reserve, the qualified person has a high degree of confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality. A proven mineral reserve can only result from conversion of a measured mineral resource.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

Term	Definition
qualified person
A qualified person is an individual who is a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and an eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared.
For an organization to be a recognized professional organization, it must:
(A)Be either:
(1)An organization recognized within the mining industry as a reputable professional association, or
(2)A board authorized by U.S. federal, state or foreign statute to regulate professionals in the mining, geoscience or related field;
(B)Admit eligible members primarily on the basis of their academic qualifications and experience;
(C)Establish and require compliance with professional standards of competence and ethics;
(D)Require or encourage continuing professional development;
(E)Have and apply disciplinary powers, including the power to suspend or expel a member regardless of where the member practices or resides; and;
(F)Provide a public list of members in good standing.

reclamation	The restoration of a site after mining or exploration activity is completed.
refining	A high temperature process in which impure metal is reacted with flux to reduce the impurities. The metal is collected in a molten layer and the impurities in a slag layer. Refining results in the production of a marketable material.
rock quality designation (RQD)	A measure of the competency of a rock, determined by the number of fractures in a given length of drill core. For example, a friable ore will have many fractures and a low RQD.
royalty	An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a specific amount per tonne or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.
run-of-mine (ROM)	Rehandle where the raw mine ore material is fed into the processing plant’s system, usually the crusher. This is where material that is not direct feed from the mine is stockpiled for later feeding. Run-of-mine relates to the rehandle being for any mine material, regardless of source, before entry into the processing plant’s system.
semi-autogenous grinding (SAG)	A method of grinding rock into fine powder whereby the grinding media consists of larger chunks of rocks and steel balls.
specific gravity	The weight of a substance compared with the weight of an equal volume of pure water at 4°C.
tailings	Material rejected from a mill after the recoverable valuable minerals have been extracted.
triaxial compressive strength	A test for the compressive strength in all directions of a rock or soil sample
uniaxial compressive strength	A measure of the strength of a rock, which can be determined through laboratory testing, and used both for predicting ground stability underground, and the relative difficulty of crushing.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

25.0    RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT
25.1    Introduction
The QP relied upon Barrick Gold Corporation, as the operator of the Pueblo Viejo joint venture, and the PVDJ2 for information used in the areas noted in the following sub-sections.
The Pueblo Viejo joint venture is governed pursuant to a shareholder’s agreement effective as of August 23, 2012 and as amended of January 23,2020 between Barrick and Newmont and their wholly-owned subsidiaries party thereto (the JV Agreement). Under the terms of the JV Agreement, Newmont holds a 40% economic interest and Barrick holds a 60% economic interest. Barrick operates the joint venture with overall management responsibility and is subject to the supervision and direction of the joint venture’s Board, which is comprised of five directors, three appointed by Barrick and two appointed by Newmont. Outside of certain prescribed matters, decisions of the Board are determined by a majority vote. Newmont also has representatives on the joint venture’s advisory committees, including its advisory technical and finance committees.
The QP does not serve on the Board of Managers or the advisory committees. Given that Newmont does not have a majority interest, does not operate Pueblo Viejo and has more limited access, Newmont is required to rely upon Barrick and PVDJ2 for information.
The QP considers it reasonable to rely upon Barrick and PVDJ2 for the information identified in those sub-sections, for the following reasons:
•Barrick has held overall management and operational responsibility of Pueblo Viejo since 2006;
•The JV Agreement requires Barrick to provide Newmont with reports of mineral reserves and resources sufficient to comply with securities laws and any other technical information reasonably requested by the registrant to permit it to comply with the reporting and disclosure obligations, as well as financial information, project and budget reports, certain guidance estimates, and other reports;
•Newmont has employed industry professionals with expertise to review the annual reserve and resource information provided by Barrick, and employs individuals with considerable experience in each of those areas listed in the following sub-sections who have also reviewed the information provided by Barrick;
•Like Newmont, Barrick has considerable experience in each of these areas and has employed industry professionals with expertise in the areas listed in the following sub-sections;
•Both Newmont and Barrick have formal systems of oversight and governance over these activities.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

25.2    Macroeconomic Trends
•Information relating to inflation, interest rates, discount rates, exchange rates, and taxes was obtained from Barrick and PVDJ2.
This information is used in the economic analysis in Chapter 19. It supports the assessment of reasonable prospects for economic extraction of the mineral resource estimates in Chapter 11, and inputs to the determination of economic viability of the mineral reserve estimates in Chapter 12.
25.3    Markets
•Information relating to market studies/markets for product, market entry strategies, marketing and sales contracts, product valuation, product specifications, refining and treatment charges, transportation costs, agency relationships, material contracts (e.g., mining, concentrating, smelting, refining, transportation, handling, hedging arrangements, and forward sales contracts), and contract status (in place, renewals), was obtained from Barrick and PVDJ2.
This information is used in the economic analysis in Chapter 19. It supports the assessment of reasonable prospects for economic extraction of the mineral resource estimates in Chapter 11, and inputs to the determination of economic viability of the mineral reserve estimates in Chapter 12.
25.4    Legal Matters
•Information relating to the corporate ownership interest, the mineral tenure (concessions, payments to retain property rights, obligations to meet expenditure/reporting of work conducted), surface rights, water rights (water take allowances), royalties, encumbrances, easements and rights-of-way, violations and fines, permitting requirements, and the ability to maintain and renew permits was obtained from Barrick and PVDJ2.
This information is used in support of the property description and ownership information in Chapter 3, the permitting and mine closure descriptions in Chapter 17, and the economic analysis in Chapter 19. It supports the reasonable prospects of economic extraction for the mineral resource estimates in Chapter 11, and the assumptions used in demonstrating economic viability of the mineral reserve estimates in Chapter 12.
25.5    Environmental Matters
•Information relating to baseline and supporting studies for environmental permitting, environmental permitting and monitoring requirements, ability to maintain and renew permits, emissions controls, closure planning, closure and reclamation bonding and bonding requirements, sustainability accommodations, and monitoring for and compliance with requirements relating to protected areas and protected species was obtained from Barrick and PVDJ2.

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Pueblo Viejo Operations Dominican Republic Technical Report Summary

This information is used when discussing property ownership information in Chapter 3, the permitting and closure discussions in Chapter 17, and the economic analysis in Chapter 19. It supports the reasonable prospects of economic extraction for the mineral resource estimates in Chapter 11, and the assumptions used in demonstrating economic viability of the mineral reserve estimates in Chapter 12.
25.6    Stakeholder Accommodations
•Information relating to social and stakeholder baseline and supporting studies, hiring and training policies for workforce from local communities, partnerships with stakeholders (including national, regional, and state mining associations; trade organizations; fishing organizations; state and local chambers of commerce; economic development organizations; non-government organizations; and state and federal governments), and the community relations plan was obtained from Barrick and PVDJ2.
This information is used in the social and community discussions in Chapter 17, and the economic analysis in Chapter 19. It supports the reasonable prospects of economic extraction for the mineral resource estimates in Chapter 11, and the assumptions used in demonstrating economic viability of the mineral reserve estimates in Chapter 12.
25.7    Governmental Factors
•Information relating to taxation and royalty considerations at the Project level, monitoring requirements and monitoring frequency, bonding requirements, and violations and fines, was obtained from Barrick and PVDJ2.
This information is used in the discussion on royalties and property encumbrances in Chapter 3, the monitoring, permitting and closure discussions in Chapter 17, and the economic analysis in Chapter 19. It supports the reasonable prospects of economic extraction for the mineral resource estimates in Chapter 11, and the assumptions used in demonstrating economic viability of the mineral reserve estimates in Chapter 12.

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